UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: December 31, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 - 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 –REFERENCE AND AUDITOR INFORMATION

Year	1 – Beginning date of the year	2 – Closing date of the year
1 – Current	01/01/2009	12/31/2009
2 – Previous	01/01/2008	12/31/2008
3 – The last but two	01/01/2007	12/31/2007
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes		10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça		12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

01.05 - CAPITAL STOCK

Number of Shares (in thousand)	1 12/31/2009	2 12/31/2008	3 12/31/2007
Paid-in Capital
1 – Common	479,911	479,911	479,911
2 – Preferred	0	0	0
3 – Total	479,911	479,911	479,911
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - STATUS
Operational
3 - NATURE OF OWNERSHIP
Private National
4 - ACTIVITY CODE
3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY
Holding
6 - CONSOLIDATION TYPE
Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01	RCA	08/10/2009	Dividend	09/30/2009	ON	1.1912013240
02	RCA	02/24/2010	Dividend			1.3648720650

01.09 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1	Total assets	6,229,184	6,183,600	6,439,802
1.01	Current assets	1,230,785	996,246	1,107,786
1.01.01	Cash and cash equivalents	219,126	15,702	17,803
1.01.02	Credits	1,009,333	974,941	1,085,251
1.01.02.01	Accounts receivable	0	0	0
1.01.02.02	Other receivables	1,009,333	974,941	1,085,251
1.01.02.02.01	Dividends and interest on shareholders’ equity	908,881	884,932	1,008,363
1.01.02.02.02	Financial investments	39,253	38,249	34,555
1.01.02.02.03	Recoverable taxes	44,310	37,160	31,899
1.01.02.02.04	Deferred taxes	16,320	14,311	10,107
1.01.02.02.05	Prepaid expenses	317	289	327
1.01.02.02.06	Derivatives	252	0	0
1.01.03	Materials and supplies	0	0	0
1.01.04	Other	2,326	5,603	4,732
1.02	Noncurrent assets	4,998,399	5,187,354	5,332,016
1.02.01	Long-term assets	248,486	613,337	596,116
1.02.01.01	Other receivables	223,244	202,982	181,774
1.02.01.01.01	Financial investments	62,179	87,117	97,521
1.02.01.01.02	Recoverable taxes	2,787	2,787	2,787
1.02.01.01.03	Deferred taxes	157,068	111,544	79,606
1.02.01.01.04	Prepaid expenses	1,200	1,526	1,853
1.02.01.01.05	Escrow deposits	10	8	7
1.02.01.02	Related parties	25,242	410,355	414,342
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	25,242	410,355	414,342
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	0	0	0
1.02.02	Permanent assets	4,749,913	4,574,017	4,735,900
1.02.02.01	Investments	4,745,444	4,573,627	4,729,021
1.02.02.01.01	Associated companies	0	0	0
1.02.02.01.02	Associated companies - goodwill	0	0	0
1.02.02.01.03	Permanent equity interests	3,249,508	3,048,118	3,074,303
1.02.02.01.04	Permanent equity interests - goodwill	1,508,764	1,538,337	1,667,546
1.02.02.01.05	Other investments	0	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	1	10	467
1.02.02.03	Intangible assets	4,468	380	6,412
1.02.02.04	Deferred charges	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total liabilities	6,229,184	6,183,600	6,439,802
2.01	Current liabilities	695,166	647,121	762,264
2.01.01	Loans and financing	0	0	0
2.01.02	Debentures	12,788	20,047	15,983
2.01.02.01	Interest on debentures	12,788	20,047	15,983
2.01.03	Suppliers	2,658	1,810	14,029
2.01.04	Taxes and social contributions payable	102	63	273
2.01.05	Dividends	672,053	622,869	730,634
2.01.06	Reserves	0	0	0
2.01.07	Related parties	0	0	0
2.01.08	Other	7,565	2,332	1,345
2.01.08.01	Derivatives	0	365	35
2.01.08.02	Other	7,565	1,967	1,310
2.02	Noncurrent liabilities	451,076	517,860	727,022
2.02.01	Long-term liabilities	451,076	517,860	727,022
2.02.01.01	Loans and financing	0	0	181,642
2.02.01.01.01	Loans and financing	0	0	169,137
2.02.01.01.02	Interest on loans and financing	0	0	12,505
2.02.01.02	Debentures	450,000	450,000	450,000
2.02.01.03	Reserves	0	66,876	43,691
2.02.01.03.01	Reserve for contingencies	0	66,876	43,691
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	1,076	984	51,689
2.02.01.06.01	Derivatives	1,056	961	51,689
2.02.01.06.02	Other	20	23	0
2.03	Deferred income	0	0	0
2.05	Shareholders’ equity	5,082,942	5,018,619	4,950,516
2.05.01	Capital	4,741,175	4,741,175	4,741,175
2.05.02	Capital reserves	16	16	16
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	341,751	277,428	213,643
2.05.04.01	Legal reserves	341,751	277,428	213,643
2.05.04.02	Statutory reserves	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 – Code	2 - Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2.05.04.07	Other profit reserve	0	0	0
2.05.05	Equity valuation adjustments	0	0	0
2.05.05.01	Adjustments of financial investments	0	0	0
2.05.05.02	Adjustments of cumulative translation	0	0	0
2.05.05.03	Adjustments of business combinations	0	0	0
2.05.06	Accumulated profit or loss	0	0	(4,318)
2.05.07	Advance for future capital increase	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Gross operating revenues	4	0	0
3.02	Deductions	0	0	0
3.03	Net operating revenues	4	0	0
3.04	Cost of sales and/or services	0	0	0
3.05	Gross operating income	4	0	0
3.06	Operating income (expense)	1,449,659	1,465,078	1,854,579
3.06.01	Selling	0	0	0
3.06.02	General and administrative	(18,339)	(20,768)	(24,475)
3.06.03	Financial	173,496	150,409	136,256
3.06.03.01	Financial income	230,895	225,255	212,939
3.06.03.01.01	Interest on shareholders’ equity	199,745	196,034	191,869
3.06.03.01.02	Other Financial income	31,150	29,221	21,070
3.06.03.02	Financial expense	(57,399)	(74,846)	(76,683)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expense	(150,114)	(138,993)	(112,674)
3.06.05.01	Other operating expense	(1,365)	(9,785)	(876)
3.06.05.02	Amortization of intangible concession asset	(148,749)	(129,208)	(111,798)
3.06.06	Equity in subsidiaries	1,444,616	1,474,430	1,855,472
3.07	Operating income	1,449,663	1,465,078	1,854,579
3.08	Non operating income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expense	0	0	0
3.09	Income before taxes on income and extraordinary item	1,449,663	1,465,078	1,854,579
3.10	Income tax and social contribution	(18,568)	(29,494)	(30,803)
3.10.01	Social contribution	(6,292)	(5,514)	(5,998)
3.10.02	Income tax	(12,276)	(23,980)	(24,805)
3.11	Deferred income tax	55,120	36,142	8,820
3.11.01	Deferred social contribution	17,877	8,180	(1,202)
3.11.02	Deferred income tax	37,243	27,962	10,022
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on shareholders equity	(199,745)	(196,034)	(191,869)
3.15	Net income	1,286,470	1,275,692	1,640,727
	SHARES OUTSTANDING EX- TREASURY STOCK (Thousand)	479,911	479,911	479,911
	NET INCOME PER SHARES (Reais)	2.68064	2.65818	3.41882
	LOSS PER SHARES (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

04.01 –CASH FLOW STATEMENTS – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net cash from operations	1,298,906	1,460,279	1,482,949
4.01.01	Cash generated by operations	(3,960)	(8,011)	(82,541)
4.01.01.01	Net income, including income tax and social contribution	1,249,918	1,269,044	1,662,710
4.01.01.02	Depreciation and amortization	148,868	129,310	111,898
4.01.01.03	Reserve for contingencies	0	18,133	17,761
4.01.01.04	Interest and monetary restatement	40,500	43,543	(16,129)
4.01.01.05	Equity in subsidiaries	(1,444,616)	(1,474,430)	(1,855,472)
4.01.01.06	Losses (gain) on disposal of noncurrent assets	1,370	6,389	(3,309)
4.01.02	Variation on assets and liabilities	1,302,866	1,468,290	1,565,490
4.01.02.01	Dividend and interest on shareholders’ equity received	1,423,009	1,554,643	1,588,054
4.01.02.02	Recoverable taxes	22,812	25,622	27,013
4.01.02.03	Escrow deposits	350	(1)	0
4.01.02.04	Other operating assets	610	84	(4,233)
4.01.02.05	Suppliers	848	(12,219)	7,642
4.01.02.06	Taxes and social contributions paid	(21,215)	(30,970)	(32,280)
4.01.02.07	Other taxes and social contributions	2,688	(210)	(18)
4.01.02.08	Interest on debts - paid	(52,998)	(69,339)	(18,712)
4.01.02.09	Other operating liabilities	(73,238)	680	(1,976)
4.01.03	Other	0	0	0
4.02	Net cash in investing activities	77,649	81,493	(372,080)
4.02.01	Acquisition of permanent equity interest	0	0	(2,582)
4.02.02	Capital increase	60,236	39,997	12,400
4.02.03	Acquisition of property, plant and equipment	0	0	(74)
4.02.04	Financial investments	41,709	38,099	31,045
4.02.05	Acquisition of intangible assets – other	(99)	(590)	(6,136)
4.02.06	Sale of noncurrent assets	0	0	2,635
4.02.07	Advances for future capital increase	(140)	0	(409,368)
4.02.08	Intercompany loans with subsidiaries and associated companies	(24,057)	3,987	0
4.03	Net cash in financing activities	(1,173,131)	(1,543,873)	(1,119,459)
4.03.01	Loans, financing and debentures obtained	0	446,804	916,250
4.03.02	Payment of loans, financing and debentures	(170)	(675,321)	(473,250)
4.03.03	Payment of capital	0	(1)	0
4.03.04	Dividend and interest on shareholders’ equity paid	(1,172,961)	(1,315,355)	(1,557,428)
4.03.05	Intercompany loans to subsidiaries and associated companies	0	0	(5,031)
4.04	Exchange variation on cash and cash equivalents	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	203,424	(2,101)	(8,590)
4.05.01	Cash and cash equivalents at beginning of period	15,702	17,803	26,393
4.05.02	Cash and cash equivalents at end of period	219,126	15,702	17,803

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO DECEMBER 31, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	1,286,470	0	1,286,470
5.05	Distribution	0	0	0	0	(1,226,688)	0	(1,226,688)
5.05.01	Dividend	0	0	0	0	(1,226,688)	0	(1,226,688)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0		0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	64,323	(64,323)	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	4,541	0	4,541
5.13	Final balance	4,741,175	16	0	341,751	0	0	5,082,942

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2008 TO DECEMBER 31, 2008 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.04	Net income / Loss for the period	0	0	0	0	1,275,692	0	1,275,692
5.05	Distribution	0	0	0	0	(1,207,681)	0	(1,207,681)
5.05.01	Dividend	0	0	0	0	(1,207,681)	0	(1,207,681)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0		0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Capital increase/decrease	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	63,785	(63,785)	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	92	0	92
5.13	Final balance	4,741,175	16	0	277,428	0	0	5,018,619

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

05.03 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2007 TO DECEMBER 31, 2007 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,734,790	16	0	131,471	0	0	4,866,277
5.02	Prior year adjustments	0	0	0	0	(1,609)	0	(1,609)
5.03	Adjusted balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668
5.04	Net income / Loss for the period	0	0	0	0	1,640,727	0	1,640,727
5.05	Distribution	0	0	0	0	(1,561,264)	0	(1,561,264)
5.05.01	Dividend	0	0	0	0	(1,561,264)	0	(1,561,264)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Capital increase/decrease	6,385	0	0	0	0	0	6,385
5.09	Constituition/Realization of capital reserve	0	0	0	82,172	(82,172)	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.10	Treasury shares	0	0	0	0		0	0
5.11	Other capital transactions	0	0	0	0		0	0
5.12	Other	0	0	0	0		0	0
5.13	Final balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

06 – STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 01/01/2009 to 12/31/2009	4 – 01/01/2008 to 12/31/2008	5 – 01/01/2007 to 12/31/2007
6.01	Revenues	103	590	12,981
6.01.01	Gross operating revenues	4	0	0
6.01.02	Other operating revenues	0	0	0
6.01.03	Revenues related to the construction of own assets	99	590	12,981
6.01.04	Allowance/Reversal for doubtful accounts	0	0	0
6.02	Inputs	(17,104)	(27,711)	(36,300)
6.02.01	Cost of sales and/or services	0	0	0
6.02.02	Material-Energy-Outsourced services-Other	(17,104)	(27,711)	(36,300)
6.02.03	Losses / Recovery of assets	0	0	0
6.02.04	Other	0	0	0
6.03	Gross added value	(17,001)	(27,121)	(23,319)
6.04	Retentions	(148,868)	(129,310)	(111,898)
6.04.01	Depreciation and Amortization	(119)	(102)	(100)
6.04.02	Other	(148,749)	(129,208)	(111,798)
6.04.02.01	Intangible concession asset amortization	(148,749)	(129,208)	(111,798)
6.05	Net added value generated	(165,869)	(156,431)	(135,217)
6.06	Added value received in transfer	1,494,242	1,521,784	1,894,303
6.06.01	Equity in subsidiaries	1,444,616	1,474,430	1,855,472
6.06.02	Financial income	49,626	47,354	38,831
6.06.03	Other	0	0	0
6.07	Added value to be distributed	1,328,373	1,365,353	1,759,086
6.08	Distribution of added value	1,328,373	1,365,353	1,759,086
6.08.01	Personnel	1,997	2,756	1,612
6.08.01.01	Direct remuneration	1,857	2,564	1,558
6.08.01.02	Benefits	49	107	32
6.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	91	85	22
6.08.01.04	Other	0	0	0
6.08.02	Taxes, fees and contributions	(17,550)	12,037	45,336
6.08.02.01	Federal	(17,555)	12,037	45,335
6.08.02.02	State	0	0	0
6.08.02.03	Municipal	5	0	1
6.08.03	Remuneration on third parties’ capital	57,456	74,868	71,411
6.08.03.01	Interest	57,334	74,711	71,311
6.08.03.02	Rental	122	157	100
6.08.03.03	Other	0	0	0
6.08.04	Remuneration on own capital	1,286,470	1,275,692	1,640,727
6.08.04.01	Interest on net equity	0	0	0
6.08.04.02	Dividends	1,222,147	1,207,681	1,561,264
6.08.04.03	Retained earnings / loss for the year	64,323	68,011	79,463
6.08.05	Other	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

07.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1	Total assets	16,869,991	16,243,172	15,598,001
1.01	Current assets	4,244,432	3,712,118	4,076,064
1.01.01	Cash and cash equivalents	1,473,175	737,847	1,106,308
1.01.02	Credits	2,608,842	2,847,884	2,843,592
1.01.02.01	Accounts receivable	1,758,133	1,638,566	1,722,149
1.01.02.01.01	Consumers, concessionaires and licensees	1,840,107	1,721,028	1,817,788
1.01.02.01.02	Allowance for doubtful accounts	(81,974)	(82,462)	(95,639)
1.01.02.02	Other credits	850,709	1,209,318	1,121,443
1.01.02.02.01	Financial investments	39,253	38,249	35,039
1.01.02.02.02	Recoverable taxes	190,983	174,294	181,754
1.01.02.02.03	Deferred taxes	162,779	220,144	168,485
1.01.02.02.04	Deferred tariff cost variations	332,813	638,229	532,449
1.01.02.02.05	Prepaid expenses	124,086	101,882	202,721
1.01.02.02.06	Derivatives	795	36,520	995
1.01.03	Materials and supplies	17,360	15,594	14,812
1.01.04	Other	145,055	110,793	111,352
1.02	Noncurrent assets	12,625,559	12,531,054	11,521,937
1.02.01	Long-term assets	2,464,061	3,092,437	2,557,559
1.02.01.01	Other credits	2,303,301	2,871,107	2,325,739
1.02.01.01.01	Consumers, concessionaires and licensees	226,314	286,144	215,014
1.02.01.01.02	Financial investments	79,836	96,786	97,521
1.02.01.01.03	Recoverable taxes	110,014	101,948	99,947
1.02.01.01.04	Deferred taxes	1,117,736	1,132,736	1,166,208
1.02.01.01.05	Deferred tariff cost variations	42,813	157,435	205,894
1.02.01.01.06	Prepaid expenses	64,201	99,210	43,111
1.02.01.01.07	Escrow deposits	654,506	599,973	498,044
1.02.01.01.08	Derivatives	7,881	396,875	0
1.02.01.02	Related parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	160,760	221,330	231,820
1.02.02	Permanent assets	10,161,498	9,438,617	8,964,378
1.02.02.01	Investments	104,801	103,598	102,144
1.02.02.01.01	Associated companies	0	0	0
1.02.02.01.02	Interest in subsidiaries	0	0	0
1.02.02.01.03	Other investments	117,629	116,426	114,972
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	7,487,216	6,614,347	5,983,806

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1.02.02.03	Intangible assets	2,554,400	2,700,136	2,855,925
1.02.02.04	Deferred charges	15,081	20,536	22,503

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

07.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total liabilities	16,869,991	16,243,172	15,598,001
2.01	Current liabilities	4,585,034	4,241,819	4,217,350
2.01.01	Loans and financing	723,766	552,248	921,291
2.01.01.01	Accrued interest on debts	26,543	29,081	59,135
2.01.01.02	Loans and financing	697,223	523,167	862,156
2.01.02	Debentures	600,309	682,188	226,141
2.01.02.01	Accrued interest on debentures	101,284	102,112	71,524
2.01.02.02	Debentures	499,025	580,076	154,617
2.01.03	Suppliers	1,021,348	982,344	867,954
2.01.04	Taxes and social contributions payable	489,976	455,262	604,102
2.01.05	Dividends and interest on equity	684,185	632,087	743,628
2.01.06	Reserves	0	15	765
2.01.07	Related parties	0	0	0
2.01.08	Other	1,065,450	937,675	853,469
2.01.08.01	Employee pension plans	44,484	44,088	64,484
2.01.08.02	Regulatory charges	62,999	94,054	68,696
2.01.08.03	Accrued liabilities	50,620	46,244	43,987
2.01.08.04	Deferred tariff gain variations	313,463	165,871	230,038
2.01.08.05	Deferred tax debts	2,258	9,077	0
2.01.08.06	Derivatives	7,012	53,443	18,541
2.01.08.07	Other	584,614	524,898	427,723
2.02	Noncurrent liabilities	7,116,974	6,894,402	6,342,006
2.02.01	Long-Term liabilities	7,116,974	6,894,402	6,342,006
2.02.01.01	Loans and financing	3,577,663	3,910,986	2,885,436
2.02.01.01.01	Accrued Interest on debts	62,427	74,104	26,057
2.02.01.01.02	Loans and financing	3,515,236	3,836,882	2,859,379
2.02.01.02	Debentures	2,751,169	2,026,890	2,208,472
2.02.01.03	Reserves	38,181	107,642	116,412
2.02.01.03.01	Reserve for contingencies	38,181	107,642	116,412
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	749,961	848,884	1,131,686
2.02.01.06.01	Suppliers	42,655	85,311	223
2.02.01.06.02	Employee pension plans	425,366	508,194	656,040
2.02.01.06.03	Taxes and social contributions payable	1,639	2,242	16,529
2.02.01.06.04	Deferred tax debts	4,376	4,203	0
2.02.01.06.05	Deferred tariff gain variations	108,691	40,779	68,389
2.02.01.06.06	Derivatives	5,694	961	171,013
2.02.01.06.07	Other	161,540	207,194	219,492
2.03	Deferred revenue	0	0	0
2.04	Non-controlling shareholders’ interest	85,041	88,332	88,129

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2.05	Shareholders’ equity	5,082,942	5,018,619	4,950,516
2.05.01	Capital	4,741,175	4,741,175	4,741,175
2.05.02	Capital reserves	16	16	16
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	341,751	277,428	213,643
2.05.04.01	Legal reserves	0	0	0
2.05.04.02	Statutory reserves	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	341,751	277,428	213,643
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other revenue reserves	0	0	0
2.05.05	Equity valuation adjustments	0	0	0
2.05.05.01	Adjustment of financial investments	0	0	0
2.05.05.02	Adjustment of cumulative translation	0	0	0
2.05.05.03	Adjustment of business combinations	0	0	0
2.05.06	Accumulated profit or loss	0	0	(4,318)
2.05.07	Advance for future capital increase	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

08.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Operating revenues	15,693,148	14,371,913	14,207,384
3.02	Deductions from operating revenues	(5,127,166)	(4,690,047)	(4,816,617)
3.02.01	ICMS (State VAT)	(2,613,245)	(2,440,661)	(2,477,084)
3.02.02	PIS (Tax on Revenue)	(249,094)	(233,273)	(242,315)
3.02.03	COFINS (Tax on Revenue)	(1,148,788)	(1,074,319)	(1,105,550)
3.02.04	ISS (Tax on Service Revenue)	(3,629)	(2,971)	(1,749)
3.02.05	Global reversal reserve	(53,160)	(48,446)	(52,250)
3.02.06	Fuel consumption account - CCC	(484,443)	(365,447)	(425,860)
3.02.07	Energy development account - CDE	(439,066)	(408,979)	(398,427)
3.02.08	Research and Development and Energy Efficiency Programs	(99,792)	(92,008)	(94,565)
3.02.09	PROINFA	(35,878)	(23,942)	(18,768)
3.02.10	Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”)	(71)	(1)	(49)
3.03	Net operating revenues	10,565,982	9,681,866	9,390,767
3.04	Cost of electric energy services	(7,479,901)	(6,469,167)	(5,520,178)
3.04.01	Electric energy purchased for resale	(5,359,571)	(4,763,730)	(4,033,512)
3.04.02	Electric energy network usage charges	(1,171,451)	(903,788)	(702,781)
3.04.03	Personnel	(324,752)	(298,725)	(263,169)
3.04.04	Employee pension plans	(3,678)	84,151	46,887
3.04.05	Material	(56,605)	(51,660)	(49,664)
3.04.06	Outsourced services	(155,056)	(135,121)	(134,045)
3.04.07	Depreciation and amortization	(353,052)	(339,809)	(341,492)
3.04.08	Other	(50,349)	(53,028)	(35,961)
3.04.09	Cost of services rendered to third parties	(5,387)	(7,457)	(6,441)
3.05	Gross operating income	3,086,081	3,212,699	3,870,589
3.06	Operating income (expense)	(1,201,557)	(1,291,000)	(1,398,180)
3.06.01	Sales and marketing	(255,114)	(246,461)	(428,053)
3.06.02	General and administrative	(384,086)	(385,172)	(353,904)
3.06.03	Financial income (expense)	(316,795)	(414,321)	(374,847)
3.06.03.01	Financial income	376,996	462,534	380,013
3.06.03.02	Financial expenses	(693,791)	(876,855)	(754,860)
3.06.03.02.01	Interest on shareholders’ equity (expense)	(864)	0	(141)
3.06.03.02.02	Other financial expenses	(692,927)	(876,855)	(754,719)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	(245,562)	(245,046)	(241,376)
3.06.05.01	Amortization of intangible concession asset	(186,899)	(192,029)	(176,306)
3.06.05.02	Other operating expense	(58,663)	(53,017)	(65,070)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.06.06	Equity in subsidiaries	0	0	0
3.07	Operating income	1,884,524	1,921,699	2,472,409
3.08	Nonoperating income (expense)	0	0	0
3.08.01	Nonoperating income	0	0	0
3.08.02	Nonoperating expense	0	0	0
3.09	Income before taxes on income and extraordinary item	1,884,524	1,921,699	2,472,409
3.10	Income tax and social contribution	(494,679)	(666,300)	(762,446)
3.10.01	Social contribution	(135,985)	(177,629)	(202,083)
3.10.02	Income tax	(358,694)	(488,671)	(560,363)
3.11	Deferred income tax and social contribution	(89,627)	30,062	(64,183)
3.11.01	Social contribution	(19,474)	8,672	(30,021)
3.11.02	Income tax	(70,153)	21,390	(34,162)
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on shareholders’ equity	864	0	141
3.14	Non-controlling shareholders’ interest	(14,612)	(9,769)	(5,194)
3.15	Net income	1,286,470	1,275,692	1,640,727
	SHARES OUTSTANDING EX- TREASURY STOCK (Thousand)	479,911	479,911	479,911
	NET INCOME PER SHARE (Reais)	2.68064	2.65818	3.41882
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

09.01 – CONSOLIDATED CASH FLOW STATEMENTS – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net cash from operations	2,422,140	1,877,269	2,336,108
4.01.01	Cash generated by operations	3,052,568	3,076,675	3,563,467
4.01.01.01	Net income, including income tax and social contribution	1,870,776	1,911,930	2,467,356
4.01.01.02	Interest of non-controlling shareholders	14,612	9,769	5,194
4.01.01.03	Depreciation and amortization – other	575,123	564,924	548,161
4.01.01.04	Reserve for contingencies	(2,311)	(16,884)	9,350
4.01.01.05	Interest and monetary restatement	562,158	672,297	548,696
4.01.01.06	Gain on pension plan	3,678	(84,151)	(46,887)
4.01.01.07	Losses (gain) on disposal of noncurrent assets	16,068	30,400	24,288
4.01.01.08	Deferred taxes - PIS and COFINS	12,464	(12,968)	(1,690)
4.01.01.09	Other	0	1,358	8,999
4.01.02	Variation on assets and liabilities	(630,428)	(1,199,406)	(1,227,359)
4.01.02.01	Consumers, Concessionaires and Licensees	(59,737)	12,453	311,155
4.01.02.02	Recoverable Taxes	8,881	36,343	31,785
4.01.02.03	Deferred Tariff Costs Variations	420,038	(57,321)	109,704
4.01.02.04	Escrow deposits	(9,389)	(50,525)	(400,547)
4.01.02.05	Other operating assets – Overcontracting	(1,853)	11,836	(74,740)
4.01.02.06	Tariff review	0	0	60,839
4.01.02.07	Other assets	6,737	30,232	(56,349)
4.01.02.08	Suppliers	(4,414)	199,478	(17,749)
4.01.02.09	Taxes and social contributions paid	(521,538)	(749,127)	(668,454)
4.01.02.10	Other taxes and social contributions	51,916	(50,711)	(47,407)
4.01.02.11	Deferred Tariff Costs Variations	215,503	(91,777)	57,451
4.01.02.12	Employee Pension Plans	(75,799)	(84,091)	(93,226)
4.01.02.13	Interest paid on debt	(521,358)	(544,381)	(508,486)
4.01.02.14	Regulatory Charges	(31,055)	25,358	(39,162)
4.01.02.15	Other operating liabilities – Overcontracting	(41,557)	58,956	142
4.01.02.16	Tariff review	54,568	34,693	1,546
4.01.02.17	Other operating liabilities	(121,371)	19,178	106,139
4.01.03	Other	0	0	0
4.02	Net cash in investing activities	(1,248,257)	(1,024,412)	(1,481,195)
4.02.01	Acquisition of permanent equity interest	(28,544)	0	(383,816)
4.02.02	Decrease (increase) of capital	0	(1,457)	271
4.02.03	Acquisition of property, plant and equipment	(1,233,695)	(1,098,081)	(1,045,077)
4.02.04	Financial investments	61,318	74,041	(17,971)
4.02.05	Advance Energy Purchase Agreements	(28,380)	(4,935)	(28,378)
4.02.06	Increase of special obligations	61,336	57,518	65,917
4.02.07	Acquisition of intangible assets – other	(93,317)	(79,823)	(108,308)
4.02.08	Increase of deferred charges	0	0	12,076
4.02.09	Sale of noncurrent assets	13,025	28,325	24,091
4.03	Net cash in financing activities	(438,555)	(1,221,318)	(378,855)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.03.01	Loans, financing and debentures obtained	2,550,742	2,171,535	2,551,090
4.03.02	Payments of Loans, financing and debentures	(1,810,932)	(2,073,543)	(1,451,590)
4.03.03	Advance Energy Purchase Agreements	0	0	0
4.03.04	Advance for future capital increase	0	0	82,597
4.03.05	Dividend and interest on shareholders’ equity paid	(1,178,365)	(1,323,483)	(1,560,952)
4.03.06	Other	0	4,173	0
4.04	Exchange variation on cash and cash equivalents	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	735,328	(368,461)	476,058
4.05.01	Cash and cash equivalents at beginning of period	737,847	1,106,308	630,250
4.05.02	Cash and cash equivalents at end of period	1,473,175	737,847	1,106,308

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

10.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO DECEMBER 31, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	1,286,470	0	1,286,470
5.05	Distribution	0	0	0	0	(1,226,688)	0	(1,226,688)
5.05.01	Dividend	0	0	0	0	(1,226,688)	0	(1,226,688)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Capital increase/decrease	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	64,323	(64,323)	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	4,541	0	4,541
5.13	Final balance	4,741,175	16	0	341,751	0	0	5,082,942

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

10.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2008 TO DECEMBER 31, 2008 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.04	Net income / Loss for the period	0	0	0	0	1,275,692	0	1,275,692
5.05	Distribution	0	0	0	0	(1,207,681)	0	(1,207,681)
5.05.01	Dividend	0	0	0	0	(1,207,681)	0	(1,207,681)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Capital increase/decrease	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	63,785	(63,785)	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	92	0	92
5.13	Final balance	4,741,175	16	0	277,428	0	0	5,018,619

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

10.03 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2007 TO DECEMBER 31, 2007 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (Accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,734,790	16	0	131,471	0	0	4,866,277
5.02	Prior year adjustments	0	0	0	0	(1,609)	0	(1,609)
5.03	Adjusted balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668
5.04	Net income / Loss for the period	0	0	0	0	1,640,727	0	1,640,727
5.05	Distribution	0	0	0	0	(1,561,264)	0	(1,561,264)
5.05.01	Dividend	0	0	0	0	(1,561,264)	0	(1,561,264)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Capital increase/decrease	6,385	0	0	0	0	0	6,385
5.09	Constituition/Realization of capital reserve	0	0	0	82,172	(82,172)	0	0
5.10	Treasury shares	0	0	0	0		0	0
5.11	Other capital transactions	0	0	0	0		0	0
5.12	Other	0	0	0	0		0	0
5.13	Final balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

11 – CONSOLIDATED STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 01/01/2009 to 12/31/2009	4 – 01/01/2008 to 12/31/2008	5 – 01/01/2007 to 12/31/2007
6.01	Revenues	16,780,382	15,362,406	15,346,867
6.01.01	Operating revenues	15,693,148	14,371,913	14,207,384
6.01.02	Other operating revenues	(85)	(800)	(9,735)
6.01.02.01	Allowance for realization on regulatory assets	(85)	(800)	(9,735)
6.01.03	Revenues related to the construction of own assets	1,123,569	1,027,878	1,196,752
6.01.04	Allowance for doubtful accounts	(36,250)	(36,585)	(47,534)
6.02	Inputs	(8,942,679)	(7,848,362)	(7,165,414)
6.02.01	Cost of sales	(7,206,400)	(6,227,878)	(5,203,980)
6.02.02	Material-Energy-Outsourced services-Other	(1,731,533)	(1,613,771)	(1,955,767)
6.02.03	Losses / Recovery of assets	0	0	0
6.02.04	Other	(4,746)	(6,713)	(5,667)
6.03	Gross Added Value	7,837,703	7,514,044	8,181,453
6.04	Retentions	(598,492)	(587,502)	(563,937)
6.04.01	Depreciation and Amortization	(411,593)	(395,473)	(387,631)
6.04.02	Other	(186,899)	(192,029)	(176,306)
6.04.02.01	Intangible concession asset - amortization	(186,899)	(192,029)	(176,306)
6.05	Net Added Value Generated	7,239,211	6,926,542	7,617,516
6.06	Added Value Received in Transfer	389,446	481,958	404,384
6.06.01	Equity in Subsidiaries	0	0	0
6.06.02	Financial Income	404,058	491,727	409,578
6.06.03	Other	(14,612)	(9,769)	(5,194)
6.06.03.01	Interest of non-controlling shareholders	(14,612)	(9,769)	(5,194)
6.07	Added Value to be Distributed	7,628,657	7,408,500	8,021,900
6.08	Distribution of Added Value	7,628,657	7,408,500	8,021,900
6.08.01	Personnel	526,433	416,226	393,112
6.08.01.01	Direct Remuneration	353,480	338,696	324,552
6.08.01.02	Benefits	142,765	48,935	43,545
6.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	30,188	28,595	25,015
6.08.01.04	Other	0	0	0
6.08.02	Taxes, Fees and Contributions	5,062,971	4,783,248	5,252,242
6.08.02.01	Federal	2,439,739	2,333,508	2,768,266
6.08.02.02	State	2,615,150	2,442,550	2,467,794
6.08.02.03	Municipal	8,082	7,190	16,182
6.08.03	Remuneration on third parties’ capital	752,783	933,334	735,819
6.08.03.01	Interest	743,070	923,898	739,405
6.08.03.02	Rental	9,713	9,436	7,262
6.08.03.03	Other	0	0	(10,848)
6.08.04	Remuneration on own capital	1,286,470	1,275,692	1,640,727
6.08.04.01	Interest on net equity	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

1 - Code	2 – Description	3 – 01/01/2009 to 12/31/2009	4 – 01/01/2008 to 12/31/2008	5 – 01/01/2007 to 12/31/2007
6.08.04.02	Dividends	1,222,147	1,207,681	1,561,264
6.08.04.03	Retained earnings / losses	64,323	68,011	79,463
6.08.04.04	Interest of non-controlling shareholders on retained earnings	0	0	0
6.08.05	Other	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

12.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditors’ Report

To
The Shareholders and Management
CPFL Energia S.A.
São Paulo - SP

We have audited the balance sheets of CPFL Energia S.A. (the “Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, prepared under the responsibility of your management. Our responsibility is to express an opinion on these financial statements.

The financial statements of the jointly-owned indirect subsidiary BAESA – Energética Barra Grande S.A. for the years ended December 31, 2009 and 2008 were audited by other independent auditors who issued an unqualified opinion on January 22, 2010, which was provided to us. CPFL Energia S.A. values its indirect interest in BAESA – Energética Barra Grande S.A. using the equity method of accounting and consolidates this investment by the proportional consolidation method. As of December 31, 2009, the balance of this investment is R$ 154,318 thousand (R$ 138,530 thousand in 2008) and the equity pick-up from this indirect investment for the year ended is a gain of R$ 15,940 thousand (a gain of R$ 7,268 thousand in 2008). The financial statements of this subsidiary, as included in the consolidated financial statements, presents proportional assets of R$ 355,596 thousand as of December 31, 2009 (R$ 373,953 thousand in 2008). Our report regarding the balances and amounts generated by this indirect subsidiary is based exclusively on the report issued by the independent auditors of BAESA – Energética Barra Grande S.A.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The financial statements of the jointly-owned indirect subsidiary Campos Novos Energia S.A. for the year ended December 31, 2009 were audited by other independent auditors who issued an unqualified opinion on January 22, 2010, which was provided to us. CPFL Energia S.A. values its indirect interest in Campos Novos Energia S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of December 31, 2009, the balance of this investment is R$ 334,890 thousand, and the equity pick-up from this investment for the year ended is a gain of R$ 75,420 thousand. The financial statements of this subsidiary, as included in the consolidated financial statements, presents proportional assets of R$ 749,991 thousand as of December 31, 2009. Our report regarding the balances and amounts generated by this indirect subsidiary is based exclusively on the report issued by the independent auditors of Campos Novos Energia S.A.

Our audits were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audit and on the reports issued by the other independent auditors of the indirect subsidiaries, as mentioned in paragraphs 2 and 3, the financial statements described in the paragraph 1 present fairly, in all material respects, the financial position of CPFL Energia S.A. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders’ equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

As mentioned in Note 3, item (c.5) to the financial statements, as result of the 2009 tariff review, established in the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the financial components of the power overcontracted of its direct subsidiaries Companhia Piratininga de Força e Luz and Companhia Paulista de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

February 8, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

13.01 – MANAGEMENT REPORT

Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company’s Management Report and Financial Statements, including the report of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2009. All comparisons in this Report are based on consolidated data for the same period a year earlier, except when otherwise stated.

1. Initial Considerations

CPFL Energia’s performance for the year 2009 showed significant progress, especially considering the impact of the global crisis on the Brazilian economy. Gross Revenues grew 9.2% to R$ 15.7 billion. Net Revenues amounted to R$ 10.6 billion, a 9.1% increase over the previous year. EBITDA was 1.5% lower at R$ 2.8 billion and Net Income of R$ 1.3 billion was 0.8% higher than that for 2008.

A decisive factor in achieving these results was the Company’s decision to continue focusing on the strategies it had already set for the year, with their emphasis on expansion and diversification of the Company’s portfolio of businesses and for initiatives aimed at improving operating efficiency at the company level.

Other factors also made a decisive contribution to CPFL Energia’s economic and financial results, principal among which were increased energy sales to the captive and free markets; an increase in the Group’s generating capacity; the value initiatives contained in the strategic plan for increasing the efficiency and optimization of existing businesses; the effectiveness of the CPFL Austerity Plan implemented in the third quarter of 2008, when the first signs of the economic crisis began to appear; and the continued discipline in the implementation of the Group’s financial parameters.

Capital expenditures for the period totaled R$ 1.4 billion. R$ 746 million were invested in the distribution sector, priority being given to the expansion and reinforcement of the electrical system to handle increased demand from the markets served by the distribution companies, which connected 141.8 thousand new clients during the year. Another R$ 570 million was allocated to the generation segment, mainly to projects already under construction during the year. A further R$ 29 million was invested in new projects and R$ 10 million to the energy commercialization and value-added services sectors.

Energy sales in the distribution company’s concession areas totaled 48,568 GWh (0.9% less that the 49,033 GWh sold in 2008), of which 10,747 GWh invoiced in the form of the TUSD - Tariff for the Use of the Distribution System. Sales to the captive market increased 1.3% to 37,821 GWh, reflecting lower consumption by industrial consumers in the first semester of the year. On the other hand, sales to the residential and commercial markets increased by 6.0% and 5.3%, respectively, during the year. Energy ommercialized to free market clients and via bilateral contracts totaled 10,243 GWh, a 15.0% increase compared with 2008 (8,904 GWh).

In the generation segment, capacity was increased by 32.5 MW to 1,737 MW, as the last generator of the 14 de Julho hydroelectric plant went into commercial operations. The company also succeeded in complying with to the construction schedule for the Foz de Chapecó hydroelectric plant (855 MW), in which it has a 51% participation and which is scheduled to go into operation in their third quarter of 2010. In March of the same year the sugar cane bagasse-fired Baldin thermoelectric generation plant (45 MW/24 average MW per crop season), in which the Group has a 50% participation, should commence operations.

Foremost among the measures adopted to increase operating efficiency were initiatives to reduce energy losses, resulting in recoveries of R$ 133.0 million (366 GWh). The CPFL Austerity Program also resulted in savings of R$ 17 million, the fruit of a review of and adjustments to existing procedures, above all in such a way as to assure that the results continue to be obtained in coming years.

CPFL Energia made important progress in the field of financial management, having issued R$ 1.0 billion in debentures in July 2009, in the name of 7 of its subsidiaries, at an average weighted cost of 110.3% of the interbank CDI rate. The issue was given a brAA+ (local) rating by Standard & Poor’s. At the end of the year the Company’s net debt stood at R$ 6.4 billion and its Net Debt/EBITDA ratio at 2.3x.

Other achievements worthy of note were the ongoing consolidation of the Group’s corporate governance guidelines and the analysis and approval of the objectives, guidelines and targets for the 2010-2014 Strategic Planning exercise. Internally, management’s attention was focused on the efficient use of resources in a time of crisis and on the adjustment of the Group’s distribution companies to the reality facing them as the result of the definitive termination of the second cycle of tariff reviews.

On another front, the Company paid close attention to developing the internal professional qualifications needed to achieve its strategic objectives. A clear example of this kind of initiative was the success enjoyed by the Group in the wind power auctions towards the end of the year, in which the Company’s projects proved to be highly competitive and technically superior.

In the course of the year the Group also defined three new projects, in which it is to invest R$ 1.2 billion over the next three years: the acquisition of 51% of the capital stock of Centrais Elétricas de Paraíba S.A. (“Epasa”), comprising the Termoparaíba and Termonordeste fuel oil-fired thermoelectric generation plants; the acquisition of seven wind energy companies (Santa Clara I, II, III, IV, V, VI and Eurus VI); and the incorporation of CPFL Bio Formosa and the signing of a partnership contract with the Farias Group for the development of the Group’s second sugar cane bagasse-fired thermoelectric generation plant (Baía Formosa Project).

The Group’s generation capacity will increase 49.5% by 2012 to 2,597 MW (average 1,307 MW) as the result of the generation projects currently under way.

Prospects for the growth of the Brazilian economy from 2010 onwards are promising. Such conditions should generate attractive opportunities for broadening the Company’s business portfolio. Electricity consumption, driven by rising income levels and the expansion of the economy as a whole, should rise considerably, requiring the urgent expansion of the country’s energy generation capacity. For this reason, various hydroelectric projects are being analyzed, as well as an increase in the proportion of energy from alternative, clean and renewable sources in the Brazilian energy matrix.

The CPFL Energia Group is already prepared for the coming business environment. Over the past decade we have developed and implemented large hydroelectric projects, have repowered small hydroelectric power plants without causing any environmental impact, and have done pioneering work in the development of technological solutions for the co-generation of energy from sugar cane bagasse, as well as, more recently, preparing ourselves technically for wind power generation.

Taken together, the results described above and the progress achieved this past year leave the Company well positioned to be a competitive player in the new scenario, in line with our vision of the importance of electric energy to the well-being of the population and the country’s development.

Finally we believe that it would not have been possible to put this vision into practice without the support and trust of our shareholders, clients, employees, suppliers, authorities and the communities in those locations where the Company has its operations.

SHAREHOLDING STRUCTURE (Simplified)

CPFL Energia is a holding company with stock participation in other companies:

Notes:	(1)	Includes 0.1% of Camargo Corrêa S.A.’ stake.
	(2)	Comprises 7 companies: Santa Clara I, II, III, IV, V and VI and Eurus VI.
	- - - - - - - - - - - - - - - - Controlling shareholders (69.37%).

For further information on investments in subsidiaries, see Explanatory Note 1 to the Financial Statements.

2. Comments on the Situation

MACROECONOMIC ENVIRONMENT

The year 2009 started amid great uncertainty regarding the direction of the global economy. As the first semester progressed, these concerns gradually receded as the monetary and fiscal stimulus packages introduced by the authorities in several countries began to take effect, as regards not only confidence levels in the economies but also the economies themselves. Between the second and third quarters the global economy began to recover from the severest recession since the Great Depression that followed the collapse of the New York Stock Exchange in 1929.

The recovery gathered strength and it became clear that most of the emerging economies suffered a great deal less severely than the central or mature economies, ravaged as they were by the virtual insolvency of their banking systems. In this recovery environment, the discussion centered more on the pace of recovery and the timing for the implementation of the so-called exit strategies, in other words the withdrawal of the monetary and fiscal stimulus measures.

And this is till the big discussion as we enter the year 2010, a year in which reasonable global GDP growth is expected, led by emerging markets. The stimulus packages are expected to start being dismantled in first quarter 2010, in an attempt to avoid further bubbles in coming years. On the domestic front, the year 2010 will be dominated by hotly contested presidential elections. These, however, are not expected to produce any major alterations to the basic economic policies that have been in place since 1999. Brazilian GDP is forecast to grow by between 5% and 6%, buoyed by a recovery in the level of capital investments, indicating that the sharp drop in capital expenditures during 2009 did not represent the end of the cycle of investments between 2004 and 2008, but only a temporary pause in the same.

REGULATORY ENVIRONMENT

One of the highlights of 2009 was the conclusion of the Periodic Tariff Review process initiated in 2007. At the same time Aneel (National Agency of Electricity) undertook new initiatives for improving the existing regulatory framework, among which:

• Closure of Public Audience 001/2009, which resulted in the publication of Resolution 359/2009, which introduced improvements to the procedure for Incorporating Private Networks;

• Opening of Public Audience 002/2009, resulting in the publication of Resolution 367/2009, by virtue of which a new Electricity Sector Fixed Asset Control Manual (MCSPEE) was introduced, and proved fundamental for the conclusion of the third cycle of Tariff Reviews. CPFL Piratininga’s tariffs will be reviewed in 2011, those of CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Leste Paulista and CPFL Mococa in 2012, CPFL Paulista and RGE being scheduled for 2013;

• Conclusion of the first review of Distribution Procedures (PRODIST), following discussion in the forum provided by Public Audience 033/2009, resulting in the edition of Resolution 395/2009, which modifies the treatment given to the indicators measuring the continuity of energy supply, increasing the importance given to individual indicators;

• Approval of Aneel Resolution 387/2009, which establishes the methodology for calculating the final pass-through of Free Energy to Generators.

Another important issue during 2009 was the discussion concerning Aneel’s proposal to adjust the methodology used for calculating the Annual Tariff Adjustment through the introduction of an Amendment to the Concession Contract, as discussed in Public Audience 043/2009, with a proposal for the neutrality of Sector Charges. It should be remembered, however, that any amendments to the concession contracts need to be negotiated on a bi-lateral basis, with the participation of all the players today active in the Electric Energy Distribution sector.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Second Periodic Tariff Revision

In 2009, Aneel published the definitive result of the Second Periodic Tariff Revision of CPFL Group’s eight distributors (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Paulista, CPFL Piratininga and RGE). The tariff revision process began in 2007 for CPFL Piratininga, and in 2008 for the other CPFL Group distributors.

Aneel, in February 2009, by means of its Order No. 234, ceded in part to CPFL Sul Paulista’s appeal regarding the monetary correction index used in the calculation of the Reference Company and included in the annual tariff adjustment for 2010 an alteration of the tariff realignment index from -4.73% to -4.59% . Consequently, the overall tariff realignment (including financial elements) for CPFL Sul Paulista was set at -5.19% . The indexes authorized by Aneel are presented per distributor in the following table:

Final Index of the Second Periodic	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL	RGE	CPFL
Tariff Review	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista		Piratininga
Tariff Repositioning	-17.05%	-3.22%	-3.79%	-4.59%	-10.41%	-14.07%	-8.11%	-13.50%
Financial Components	2.64%	1.04%	-1.38%	-0.59%	2.81%	0.07%	10.45%	0.73%
Total Tariff Repositioning	-14.41%	-2.18%	-5.17%	-5.19%	-7.60%	-14.00%	2.34%	-12.77%

2009 Annual Tariff Adjustment

Aneel approved the 2009 Annual Tariff Adjustment (IRT) of the CPFL Group’s eight distributors, as presented in the following table:

Annual Tariff Adjustment	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL		CPFL
							RGE
Index (IRT)	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista		Piratininga
Term >>>>>>	02/03/2009	02/03/2009	02/03/2009	02/03/2009	02/03/2009	04/08/2009	04/19/2009	10/23/2009
Economic IRT	10.69%	10.58%	11.01%	11.80%	10.52%	13.58%	10.44%	2.81%
Financial Components	13.40%	2.36%	0.35%	-0.16%	0.66%	7.64%	8.50%	3.17%
Total IRT	24.09%	12.94%	11.36%	11.64%	11.18%	21.22%	18.95%	5.98%

2010 Annual Tariff Adjustment

In February 2010, Aneel approved the 2010 Annual Tariff Adjustment (IRT) of five CPFL Group distributors, already taking into account the neutrality of the Sector Charges, on a provisional basis, as presented in the following table:

Annual Tariff Adjustment	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL
Index (IRT)	Cruz	Paulista	Jaguari	Paulista	Mococa
Term >>>>>>	02/03/2010	02/03/2010	02/03/2010	02/03/2010	02/03/2010
Economic IRT	1.90%	-6.32%	5.81%	4.30%	4.15%
Financial Components	8.19%	-6.89%	-0.65%	1.36%	-0.17%
Total IRT	10.09%	-13.21%	5.16%	5.66%	3.98%

For further information on electricity tariffs and prices, see Explanatory Notes 3b and 34 to the Financial Statements.

Generation Segment

The generators energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual change in General Market Price Index (IGP-M).

3. Operating Performance

ENERGY SALES

Energy sales by distributors in the concession area were 48,568 GWh (versus 49,033 GWh in 2008). Sales to the captive market totaled 37,821 GWh and 10,747 GWh were billed through the Distribution System Usage Tariff (TUSD). Energy sold to free customers and via bilateral contracts amounted to 10,243 GWh, 15.0% up on the 8,904 GWh recorded in 2008.

The captive market highlights were the residential and commercial classes, which recorded respective growth of 6.0% and 5.3%, and jointly accounted for 51.7% of total consumption by the distributors’ captive consumers.

• Residential and Commercial Segments: increases of 6.0% and 5.3%, respectively. Higher temperatures than in 2008 and the accumulated effect of economic growth (rising income levels, greater access to credit and higher sales of appliances and other consumer durables) over recent years resulted in sustained high consumption on the part of these segments in 2009.

• Industrial Segment: reduction of 5.0%, reflecting the international financial crisis and its impact on industrial output, especially as regards exports and capital goods manufacture (capital expenditures). It should be noted, however, that the percentage decline gets smaller quarter by quarter: 1st quarter (-7.9%); 2nd quarter (-7.0%); 3rd quarter (-4.8%); and 4th quarter (-0.6%) .

The volume of energy corresponding to the consumption of free consumers in CPFL Energia’s concession areas invoiced in the form of the Tariff for the Use of the Distribution System (TUSD) was 10,747 GWh, a decline of 8.2% . As in the case of the captive market, however, demand recovered as the year progressed: 1st quarter (-14.7%); 2nd quarter (-12.1%); 3rd quarter (-4.6%); and 4th quarter (-1.5%) .

The volume of energy delivered and billed in the fourth quarter was negatively affected by a change in the invoicing dates of certain free customers of CPFL Paulista and CPFL Piratininga, resulting in a reduction in the number of days metered, in compliance with São Paulo state Treasury Department ruling CAT 97 of 05/27/09, which altered the rules for ICMS tax payments for these companies. This alteration, however, does not result in any change at the Operating Income level due to the classification as “not invoiced”. Including the volume of energy delivered for the days not invoiced, the volume of energy delivered would have increased 6.7% in 4th quarter 2009, compared with the same quarter of 2008. On an annual basis, however, the decrease from 2008 to 2009 was 6.2% .

For further details on electricity sales (in R$, GWh, by consumption class and number of consumers), see Explanatory Note 24 to the Financial Statements.

OPERATING PERFORMANCE IN THE DISTRIBUTION SEGMENT

The Group continued its strategy of encouraging the dissemination and sharing of best management and operational practices at the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Client Service

CPFL Energia’s distribution companies offer responsive and reliable customer service channels, guaranteeing clients ease of access and comfort. The companies have a diversified client service structure, tailored to each category of client, comprised of Call Centers, Customer Service Points, Virtual Branches and Virtual Account Managers. Between them these channels handled 20 million client contacts in 2009.

During the year, the Group developed new initiatives in the context of the Plugged into the Client Project, introduced in 2008 at CPFL Paulista and CPFL Piratininga, with the aim of providing relationship excellence by means of continued improvements in process quality and the availability of services compatible with the specific interests and expectations of each segment. The project also includes Pre and Post-Service attention, a reformulation of the Virtual Branches and the introduction of new ways of relating to and communicating with clients. This program will gradually be extended to the Group’s other distribution companies.

Quality of Energy Supply

The quality of energy supply is one of the core elements of the Group’s distribution companies’ operating efficiency strategies for the complex and demanding markets that they serve. The results achieved by the distributors, as measured by the main indicators for measuring the quality and reliability of electric energy supply can be seen below. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year.

CPFL Paulista and CPFL Piratininga maintained their lead position compared with other major distribution companies in Brazil. Mention should be made of the performance at RGE, which managed reductions of 9% in its FEC and 6.3% in its DEC compared with 2008, achieving the best results in its history. This is a reflection of the investments it has been making in preventive and predictive maintenance of its electricity system.

The blackout that occurred on November 10 2009, when energy supply was cut off in 17 states plus the Federal District, affected the FEC/DEC results for four of the Group’s distribution companies (CPFL Paulista, CPFL Piratininga, CPFL Jaguari and CPFL Santa Cruz), responsible for 66% of the Company’s load.

DISTRIBUTORS - FEC / DEC 2009
Company/ Indicator	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
FEC	5.77 / 5.07*	6.41 / 5.35*	8.80	7.55 / 7.27*	10.75	7.37	6.06 / 5.07*	8.27
DEC	7.62 / 5.76*	11.02 / 6.68*	14.45	5.47 / 5.34*	11.31	8.94	10.61 / 6.07*	8.18
(*) FEC/DEC indexes without taking into account the effect of the November 10 2009 blackout.

Commercial Losses

The Group’s distribution companies are continually taking measures against commercial losses in their concession areas, principally by inspecting consumer premises, verifying and substituting obsolete or damaged meters and investing in informative campaigns. Such measures resulted in the recovery of 366 GWh during 2009, equivalent to R$133 million in revenues.

OPERATING PERFORMANCE IN THE GENERATION SEGMENT

The Group’s installed generation capacity reached 1,737 MW by year-end 2009, as the second generator of the 14 de Julho hydroelectric plant (32.5 MW) went into commercial operations. During the year CPFL Geração also made progress with the construction of the Foz de Chapecó hydroelectric power plant (855 MW), scheduled to commence commercial operations in third quarter 2010, and with the Baldin thermoelectric plant (45 MW/24 average MW per crop season), scheduled to go into operation in March 2010.

In September 2009, the Group, represented by CPFL Geração, acquired 51% Epasa’ shares, paving the way for investments in oil-fired thermoelectric generation capacity. The two thermoelectric projects, Termoparaíba and Termonordeste, will have 341.5 MW of installed capacity and 247.8 MW of assured energy, with commercial operations scheduled to commence in third quarter 2010.

During 2009 the Group also identified and made progress on wind power generation projects. In September 2009, it acquired a wind power generation park complex in the state of Rio Grande do Norte comprised of the Santa Clara I, II, III, IV, V and VI and Eurus VI parks. The project’s installed capacity will be 188 MW with assured energy of 76 average MW. The assured energy was already pre-sold in Aneel Auction No. 3, held by the Federal Government on December 14 2009. The wind power generation parks will be constructed in the municipalities of Parazinho and João Câmara (RN), with operations scheduled to commence in July 2012.

In October 2009 the Group incorporated CPFL Bio Formosa, which entered into a partnership contract with the Farias Group for developing sugar cane bagasse-fired energy generation (the Baía Formosa project). The project consists of the construction and operation by 2011 of the Bio Formosa thermoelectric power plant (40 MW/25 average MW/crop season).

As the result of the generation projects currently being undertaken, the Group’s installed generation capacity will increase 49.5% by 2012. Capacity for 2010 will be 2,369 MW (1,214 average MW), rising to 2,409 MW (1,228 average MW) in 2011 before attaining 2,597 MW (1,307 average MW) in 2012, when all the above projects will be operating commercially.

OPERATING PERFORMANCE IN THE COMMERCIALIZATION SEGMENT

The Group succeeded in achieving its goal of strengthening its position in the Brazilian energy commercialization market in 2009. Operating on a country-wide basis, energy sales, comprising sales to free customers and sales under bilateral contracts, amounted to 10,243 GWh, 15.0% higher than in 2008.

4. Economic-Financial Performance

Management comments on the economic-financial performance and operating results should be read in conjunction with the audited financial statements and explanatory notes.

Operating Revenue

Gross operating revenue totaled R$ 15,693 million, 9.2% (R$ 1,321 million) up on 2008. The main factors contributing to this improvement were :

i) The distributors’ tariff adjustment:

   a) CPFL Piratininga (+16.54%), effective as of October 23, 2008;

   b) CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;

   c) CPFL Paulista (+21.22%), effective as of April 8, 2009;

   d) RGE (+18.95%), effective as of April 19, 2009.

ii) The 26.4% increase (R$ 251 million) in electric power supply revenue, mainly due to the 38.2% increase in energy sales volume, due to the performance of the commercialization segment.

The increase in operating revenue was partially offset by the reversal of income from the 2009 IRT (Annual Tariff Adjustment), as the result of the final ratification of the 2nd tariff review cycle for CPFL Paulista, CPFL Piratininga and RGE (R$ 131 million in 2009 versus R$ 33 million in 2008).

Operating Cash Generation - EBITDA

Operating cash generation, measured by EBITDA, totaled R$ 2,766 million in 2009, 1.5% (R$ 42 million) down on 2008, chiefly due to the 15.2% increase in the cost of electric power (R$ 864 million) and the 9.3% increase in the operating costs and expenses (R$ 58 million), excluding expenses related to the private pension fund, depreciation and amortization. This result was partially offset by the 9.1% increase in the net revenue (R$ 884 million).

The increase in the cost of electric power was mainly due to the following factors: (i) the 6.5% upturn (3,207 GWh) in the power purchased quantity; (ii) the increase in prices of power purchase contracts; and (iii) the impacts of regulatory assets and liabilities, highlighting the amortization and deferral of the CVA (R$ 448 million).

The upturn in the operating costs and expenses was chiefly due to the following factors: (i) the 5.1% increase in personnel expenses (R$ 26 million), mainly due to the 2008 and 2009 collective bargaining agreements; (ii) the 15.3% increase in material expenses (R$ 10 million); (iii) the 2.9% increase in expenses with third-party services (R$ 11 million); and (iv) the 4.3% increase in the other operating costs and expenses (R$ 11 million).

EBITDA is a non-accounting measurement calculated by Management as the sum of net income (R$ 1,286 million), taxes (R$ 584 million), financial result (R$ 317 million), depreciation/amortization (R$ 575 million) and private pension fund (R$ 4 million).

Net Income

CPFL Energia posted a 2009 net income of R$ 1,286 million, 0.8% (R$ 11 million) up on 2008, chiefly due to the 23.5% reduction in net financial expenses (R$ 98 million) and the 8.2% reduction in the income tax and social contribution (R$ 52 million). This result was partially offset by the following factors: (i) the negative effect of the private pension fund expenses (R$ 88 million); (ii) the 1.5% reduction in the EBITDA (R$ 42 million); and (iii) the 1.7% net increase in the depreciation and amortization expenses (R$ 9 million).

Net income per share was R$ 2.68.

Dividends

The Board proposed the distribution of R$ 1,227 million in dividends to the holders of common shares, traded on BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (São Paulo Stock Exchange). The proposed amount corresponds to the net income after excluding the statutory reserve of 5%, and it is equivalent to R$ 2.556073389 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in the dividend policy.

Excluding the R$ 572 million regarding the first half of 2009 (paid in September 2009), the amount to be effectively paid is R$ 655 million, equivalent to R$ 1,364872065 per share.

Indebtedness

Indebtedness, comprising financial debt and hedge (asset/liability), amounted to R$ 7,657 million in 2009, a growth of 12.7%, mainly due to the investments in the generation segment. The net debt was R$ 6,370 million, equivalent to a Net Debt/EBITDA ratio of 2.3x.

For further information on indebtedness, see Explanatory Notes 16, 17 and 32 to the Financial Statements.

5. Investments

In line with the group’s strategy of expanding its business and increasing its Brazilian electric energy market share, CPFL Energia invested R$ 1,356 million in 2009. Of this total, R$ 946 million went to business expansion, including the construction of hydroelectric and thermoelectric plants and the expansion and strengthening of the electricity system to keep pace with the substantial growth of the distribution market. We also invested R$ 371 million in improvements to the electricity system, operational logistics, operational support systems and infrastructure in the various business segments. CPFL Energia, through its subsidiary CPFL Geração, also invested R$ 29 million in acquisitions of interests in corporations. The commercialization and value-added service segment absorbed R$10 million.

Energy Distribution

Investments totaled R$ 746 million, R$ 376 million of which went to expanding and strengthening the electricity system to meet market demand in terms of energy sales and customer numbers recorded by the group’s eight distributors. A further R$ 370 million went towards electricity system improvements and maintenance, operational infrastructure, the upgrading of managerial and operational support systems, customer services and research and development programs, among others.

Energy Generation

An investment, in the amount of R$ 570 million, was concentrated on projects under construction: Foz do Chapecó Hydroelectric Plant (R$ 342 million), Epasa (R$ 133 million) and Baldin Thermoelectric Plant (R$ 65 million).

The status of the generation projects at the end of 2009 is shown below:

Foz do Chapecó Hydroelectric Plant (855 MW): is under construction (85% of works completed). The construction is on the schedule, and the plant is planned to begin operations in the third quarter of 2010. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Baldin Thermoelectric Plant (45 MW): is under construction (90% of works completed). Commercial start-up is scheduled for March 2010. The energy to be exported to CPFL Brasil is 24 average-MW, during the harvest season.

Acquisitions

CPFL Energia has been following a consistent strategy for increasing its share of the Brazilian electric energy market by acting as a force for consolidation within the sector, taking advantage of business opportunities that offer efficiency gains and rates of return compatible with the assumptions on which the Group’s investment strategy is based:

• Acquisition of Epasa – On September 15 2009 CPFL Geração acquired 51% of the capital stock of Epasa, a company formed for the purpose of developing, implementing, operating and profiting from 2 thermoelectric power plants, denominated “Termoparaíba” and “Termonordeste”, both oil-fired and with projected installed capacity of 170.8 MW each. Construction started in 2009 and commercial operations are scheduled to begin in the third quarter 2010;

• Acquisition of Santa Clara I Energias Renováveis Ltda., Santa Clara II Energias Renováveis Ltda., Santa Clara III Energias Renováveis Ltda., Santa Clara IV Energias Renováveis Ltda., Santa Clara V Energias Renováveis Ltda., Santa Clara VI Energias Renováveis Ltda. and Eurus VI Energias Renováveis Ltda. – On September 9 2009 CPFL Geração acquired 100% of the capital stock of the above companies, the objective of which is to invest in and act as independent electric energy producers based on alternative sources of generation, principally wind power, with projected capacity of 188 MW, in the state of Rio Grande do Norte.

6. Corporate Governance

CPFL Energia’s corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE. The Company is bound to submit all matters of arbitration to the BM&FBOVESPA’s Market Arbitration Chamber. CPFL Energia’s capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of six members representing the controlling shareholders and one independent member, all of them with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven Executive Officers, all of them with a two-year term of office, being admitted the reelection. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the Vice Chief Executive Officers.

2009 Highlights

• Preparation of a Manual for Attending Shareholders Meetings;

• Corporate restructuring of subsidiaries (simplification of the corporate structure of the CPFL Energia group);

• Ratification of the AA+ corporate governance rating awarded by Austin Rating;

• First place among the 50 most sustainable large companies in Latin America, in the ranking prepared by Latin Finance Magazine, in conjunction with the Management & Excellence consulting firm;

• Second place in the Transparency and Sustainability of companies listed on the Ibovespa ranking conducted by Latin Finance Magazine, in conjunction with the Management & Excellence consulting firm;

• Confirmation, for the fifth consecutive year, of the Company’s inclusion in the BM&FBOVESPA’s Corporate Sustainability Index (ISE);

• Centralized risk management, coordinated by the Risk Management and Internal Controls Department;

• Review and update of the Corporate Governance Guidelines and the internal rules governing the Board of Directors;

• Launching of the “Practical Guide to Corporate Governance: Experiences from the Latin American Companies Circle” book in New York, a publication relating success stories about companies that are members of the Companies Circle (Group made up of fourteen Latin American companies recognized for their adoption of differentiated corporate governance practices. The group was constituted through the initiative of the Organization for Economic Cooperation and Development – OECD - and the International Finance Corporation – IFC-, with the aim of promoting and encouraging improvements in corporate governance practices in Latin America);

• Creation of the position of Statutory Director for Business Development, elected in 2010.

The documents related to the Company’s corporate governance and the composition of the Board of Directors, its Committees, Fiscal Council and Board of Executive Officers are available on the Company’s Investor Relations website at www.cpfl.com.br/ir.

7. The Stock Market

CPFL Energia’s current free float comprises 30.5% of its total capital stock and its shares are traded on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

In 2009, CPFL Energia’s shares appreciated by 26.6% on the BM&FBOVESPA and 70.9% on the NYSE, closing the year at R$ 35.31 per share and US$ 61.78 per ADR, respectively.

Daily traded volume averaged R$ 27.3 million (R$ 15.7 million of which on the BM&FBOVESPA and R$ 11.6 million on the NYSE), 24.1% down on 2008, despite of the 48.8% increase in the average number of trades on the BM&FBOVESPA, from 918 per day in 2008, to 1,366 in 2009. The lower level of share liquidity is a consequence of the international financial crisis, which triggered capital flight from emerging markets, as well as of the defensive nature of the electricity sector, which was consequently overlooked during the 2009 recovery of the stock exchange by investors preferring to invest in more under-priced assets.

8. Sustainability and Corporate Responsibility

CPFL Energia has developed a permanent program to manage the impact of its operations on its neighboring communities through the constant management of the economic, environmental and social risks inherent to its businesses. For further information see www.cpfl.com.br/sustentabilidade.

Ethics Management and Development System

The Ethics Management and Development System was successfully implemented, as well as the drafting and implementation of a Code of Ethics at CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Serviços and CPFL Atende. As a result, all of the Group’s companies are now bound to the same standards as CPFL Energia and can count on the support of the Ética em Rede (www.cpfl.com.br/etica) portal.

Corporate Excellence Management

The Group encourages its subsidiaries to adopt an Integrated Management System – SGI. The purpose of this system is to standardize and certify the Group’s principal operating processes in four dimensions: Quality Management (ISO 9001); Environmental Management (ISO 14001); Occupational Health and Safety Management (OHSAS 18001); and Social Responsibility Management (SA 8000). Compliance with the system is monitored by means of periodic audits by independent auditors. SGI has already been implemented at CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE and all the certifications were reconfirmed during 2009. Following these guidelines, CPFL Energy has adopted at all its subsidiaries the Fundação Nacional de Qualidade – FNQ’s Management Excellence Model (MEG). The track records of CPFL Paulista (finalist in the PNQ 2004, and winner of the PNQ 2005 and PNQ 2008) and RGE (finalist in the PNQ 2009) attest to the firmness of the Group’s commitments, putting it on the same level as world class enterprises.

Client Relationship Management

The Group’s distribution companies have developed specific programs for assuring client satisfaction. These include relationship programs, improvements to service channels and access to the same as well as improved access to full information regarding services rendered. The guidelines adopted by the Group during 2009 are reflected in the satisfaction ratings as measured in opinion surveys and in the recognition and prizes awarded the company. CPFL Mococa, with a client satisfaction rating of 77.26%, won the IASC South and Southeast award for companies with up to 400 thousand clients, being considered the best rated of all the companies operating in these regions. In the same survey, CPFL Paulista was given a 68.15% satisfaction rating. Other strong performances were turned in by CPFL Piratininga (69.08%), RGE (71.12%), CPFL Jaguari (74.51%) and CPFL Leste Paulista (74.74%), all of them with ratings higher than the national average of 66.74% . All of the Group’s distribution companies have complied with their commitments under the Universal Access to Electricity (Universalização Luz para Todos) program since 2008.

Human Resources Management

At year-end 2009 the Company had 7,450 employees (7,119 in 2008) with an attrition rate of 7.8% . The average length of service per employee is 11 years and the average employee age is 38 years.

During 2009 the Group companies ran a number of different management and training programs, focused on developing strategic business competencies, leadership succession, productivity increases and employee occupational health and safety.

An extensive program for development of skills and competencies was implemented, supported by the outstanding work done by the CPFL Energia Corporate University, created the previous year. The resulting average number of hours of training per employee rose to 81.3, 17.8% higher than the benchmark suggested in the Sextante-2009 survey, which was 69.0 hours per employee.

CPFL Energia won 8th place in “150 Best Places for You to Work in Brazil” ranking, held by Guia Você S/A/Exame magazine. This was the seventh consecutive year that the Company participated in the ranking.

Community Relations

The following are some of the highlights of the activities carried out during 2009 for helping develop the communities in those locations where CPFL Energia carries out its operations:

• CPFL Cultura: this program is run in the principal cities where the Group’s companies are located (Bauru, Campinas, Caxias do Sul, Ribeirão Preto, Santos and Sorocaba), as well as in the city of São Paulo. The programming for the 2009/2010 cycle of events includes discussions on themes such as global warming and climate change, energy and the world economic and financial crisis. São Paulo’s TV Cultura broadcasts the programs “Café Filosófico” and “Invenção do Contemporâneo” on a weekly basis, and the entire CPFL Cultura collection of material is available on the www.cpflcultura.com.br portal. This initiative is mostly funded by tax incentive resources.

• CPFL Program for Reviving Philanthropic Hospitals: this program during 2009 was extended to 90 hospitals, located in 81 municipalities in the regions of Araçatuba, Araraquara, the greater Santos regions, Bauru, Piraju, Ribeirão Preto and Sorocaba, areas in which the activities of the distribution companies are located.

• Program for Supporting Municipal Children’s and Adolescents’ Rights Programs (CMDCA): the CPFL Energia Group companies in 2009 allocated around R$ 1.57 million to 209 individual projects run by social entities that assist children and adolescents, in 114 municipalities in its concession areas.

Influence and Leadership in the Value Chain

Two meetings of the Value Network were held during the year. The meetings are a forum for suppliers to exchange ideas and help develop a common agenda. The themes for discussion between suppliers this year were “The Economic Crisis and the Agenda for Sustainability” and “History and what is at Stake in COP 15”.

Corporate Commitments

The Company is a signatory to the following agreements: Global Compact (UN); Millenium Development Goals (UN); Corporate Friend of the Children (Abrinq Foundation); the Pact for Integrity and against Corruption (Empresa Limpa); the Pact against Sexual Exploitation of Children and Adolescents on Brazilian Highways (WCF- World Childhood Foundation); and Caring for Climate (UN). The Company also became a signatory to the Open Letter to Brazil on Climate Change.

CPFL Energia in addition adhered to the Copenhagen Communiqué on Climate Change, an initiative sponsored by Prince Charles and managed by Cambridge University’s Sustainability Leadership Program.

Environmental Management

The Group companies’ projects are developed in such a way as to maximize the energy yield and mitigate the socio-environmental impact of their activities, thus contributing to sustainable development and to the reduction of emissions of greenhouse gases.

The following two programs were the highlights for 2009:

Energy Generation: commercialization of 13,751 Emission Reduction Certificates (CO2) in connection with small hydroelectric power plants and 93,284 Certificates in connection with Ceran (the Monte Claro, Castro Alves and 14 de Julho hydroelectric plants); the removal of 28,203 m3 of aquatic plants from the reservoir at the Americana small hydroelectric plant; support for the Nature School Ship Association, which received 129 thousand visits during the year; the release of 58 thousand curimbatá and lambari alevins into rivers in the state of São Paulo; introduction of the Integrated Management System (Quality, Health and Safety and the Environment), with the respective certifications, at Ceran; support for the paving of the SC-456 highway in the area surrounding Enercan (Campos Novos hydroelectric plant); development of the New Direction Project for generating employment and income in the area surrounding the Foz de Chapecó hydroelectric plant; support for regional development in the area surrounding the Campos Novos hydroelectric plant, benefiting 417 families; participation in the fund for the Development of the North-Northeast of the State of Goiás, in conjunction with the Interamerican Development Bank (IDB), the Ministry of Mines and Energy, Furnas, Sebrae-Goiás and Tractebel Energia, with the objective of creating employment and incomes for the families affected by the Cana Brava and Serra da Mesa hydroelectric plants.

Energy Distribution: maintenance of the Reverse Supply Chain and Obsolete Materials Disposal Management Program, which reconditions obsolete materials and equipment removed from the energy distribution and transmission networks, as well as the Gasification Project for generating electricity from various types of biomass in CPFL Paulista’s and CPFL Piratininga’s concession areas; distribution of 325 thousand seedlings for Urban Street Trees programs as well as support for recycling of waste in the Group’s concession areas; support for the Riverside Forest Project being developed on the banks of the Pratos river, with a donation of 44 thousand seedlings; and receipt of Environmental Certification (ISO 14001) extendable to its “Energy Subtransmission” activities covering 16 substations and 14 transmission lines in RGE’s concession area.

9. Independent Auditors

KPMG Auditores Independentes were hired by CPFL Energia to provide external auditing services relative to the examination of the Company’s financial statements. In accordance with CVM Instruction 381/03, we hereby declare that this firm did not provide, in 2009, any non-auditing-related services whose fees were more than 5% of its total auditing fees.

10. Closing Acknowledgements

CPFL Energia’s Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout 2009. We would like to offer a special thank you to our employees for their skill, diligence and commitment to achieving the established objectives and targets.

Management

For further information on the performance of this or any other CPFL group company, please visit our website at www.cpfl.com.br/ir.

Annual Social Report / 2009 (*)

Company: CPFL ENERGIA S.A.
1 - Basis for Calculation	2009 Value (R$ 000)			2008 Value (R$ 000)
Net Revenues (NR)	10,565,982			9,681,866

Operating Result (OR)	1,884,524			1,921,699

Gross Payroll (GP)	484,165			444,446
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	39,269	8.11%	0.37%	35,371	7.96%	0.37%

Mandatory payroll taxes	129,432	26.73%	1.22%	117,929	26.53%	1.22%

Private pension plan	25,140	5.19%	0.24%	25,159	5.66%	0.26%

Health	27,564	5.69%	0.26%	29,593	6.66%	0.31%

Occupational safety and health	1,801	0.37%	0.02%	2,964	0.67%	0.03%

Education	1,884	0.39%	0.02%	2,157	0.49%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Trainning and professional development	7,331	1.51%	0.07%	9,333	2.10%	0.10%

Day-care / allowance	1,118	0.23%	0.01%	958	0.22%	0.01%

Profit / income sharing	37,710	7.79%	0.36%	34,091	7.67%	0.35%

Others	3,881	0.80%	0.04%	6,020	1.35%	0.06%

Total - internal social indicators	275,130	56.81%	2.61%	263,575	59.31%	2.73%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	1,858	0.10%	0.02%	1,870	0.10%	0.02%

Culture	7,879	0.42%	0.07%	10,847	0.56%	0.11%

Health and sanitation	834	0.04%	0.01%	982	0.05%	0.01%

Sport	1,333	0.07%	0.01%	1,213	0.06%	0.01%

War on hunger and malnutrition	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Others	2,856	0.15%	0.03%	2,420	0.13%	0.02%

Total contributions to society	14,760	0.78%	0.14%	17,332	0.90%	0.17%

Taxes (excluding payroll taxes)	4,939,031	262.08%	46.74%	4,598,530	239.30%	47.50%

Total - external social indicators	4,953,791	262.86%	46.88%	4,615,862	240.20%	47.67%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	90,167	4.78%	0.85%	126,362	6.58%	1.31%

Investments in external programs and/or projects	69,215	3.67%	0.66%	44,425	2.31%	0.46%

Total environmental investments	159,382	8.45%	1.51%	170,787	8.89%	1.77%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	2009			2008
Nº of employees at the end of period	7,450			7,119

Nº of employees hired during the period	1,068			944

Nº of outsourced employees	5,578			4,730

Nº of interns	210			185

Nº of employees above 45 years age	1,841			1,661

Nº of women working at the company	1,414			1,208

% of management position occupied by women	9.43%			10.14%

Nº of Afro-Brazilian employees working at the company	746			678

% of management position occupied by Afro-Brazilian employees	1.27%			0.61%

Nº of employees with disabilities	294			298
6 - Relevant information regarding the exercise of corporate citizenship	2009			2008
Ratio of the highest to the lowest compensation at company		59.20			80.09

Total number of work-related accidents		37			76

Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors	( ) all	( ) directors	(X) directors	( ) all
		and managers	employees		and managers	employees

Health and safety standards at the workplace were decided upon by:	( ) directors	( ) all	(X) all + Cipa	( ) directors	( ) all	(X) all + Cipa
	and managers	employees		and managers	employees

Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not	( ) follows the	(X) motivates	( ) does not	( ) follows the	(X) motivates
	get involved	OIT rules	and follows OIT	get involved	OIT rules	and follows OIT

The private pension plan contemplates:	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
		and managers	employees		and managers	employees

The profit / income sharing contemplates:	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
		and managers	employees		and managers	employees

In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not	( ) are	(X) are	( ) are not	( ) are	(X) are
	considered	suggested	required	considered	suggested	required

Regarding the participation of employees in voluntary work programs, the company:	( ) does not	( ) supports	(X) organizes	( ) does not	( ) supports	(X) organizes
	get involved		and motivates	get involved		and motivates

Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	801,942	1,440	2.532	857,013	1,298	2,127

% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	46.95%	100%	100%	56.93%

Total value-added to distribute (R$ 000):	In 2009: 7,628,657			In 2008: 7,408,500

Value-Added Distribution (VAD):	66.37% government 6.90% employees 16.02% shareholders 9.87% third parties 0.84% retained			64.56% government 5.62% employees 16.30% shareholders 12.60% third parties 0.92% retained
7 - Other Information

Consolidated information

For the financial items, it was used the percentage of stock paticipation. For the other information, such as: the number of employees and the legal lawsuits, the information was available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not examined by the independent auditors

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

CPFL ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED ON DECEMBER 31, 2009 AND 2008
(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 234 municipalities in the interior of State of São Paulo, serving approximately 3.6 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 27 municipalities in the interior and coastal areas of State of São Paulo, serving approximately 1.4 million consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Piratininga.

Companhia Luz e Força Santa Cruz

Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) is a private corporation and public electric energy service concessionaire, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 177 thousand consumers. The main municipalities include Ourinhos, Avaré and Santa Cruz do Rio Pardo. Its concession term ends in 2015. The Company holds 99.99% of the total capital of CPFL Santa Cruz.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

Rio Grande Energia S.A.

Rio Grande Energia S.A. (“RGE”) is a publicly quoted corporation and public electric energy service concessionaire, operating principally in the distribution of energy in the northern and northeastern regions of the State of Rio Grande do Sul, serving 262 municipalities and approximately 1.2 million consumers. The main municipalities include Passo Fundo and Caxias do Sul. Its concession term ends in 2027, which may be extended for a further 30 years. The Company directly holds 100% of the capital of RGE.

Companhia Leste Paulista de Energia

Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 7 municipalities: São José do Rio Pardo, Casa Branca, Caconde, Divinolândia, Itobi, São Sebastião da Grama and Tapiratiba, located in the State of São Paulo, serving approximately 50 thousand consumers. Its concession term ends in 2015. Since the corporate restructuring of CPFL Leste Paulista, the Company holds direct control of 95.92% of CPFL Leste Paulista’s capital (see note 12 for further details).

Companhia Jaguari de Energia

Companhia Jaguari de Energia (“CPFL Jaguari”) is a private corporation and public electric energy service concessionaire, which distributes energy to 2 municipalities: Jaguariúna and Pedreira, located in the State of São Paulo, serving approximately 32 thousand consumers. Its concession term ends in 2015. Since the corporate restructuring of CPFL Jaguari, the Company holds direct control of 87.27% of CPFL Jaguari’s capital (see note 12 for further details).

Companhia Sul Paulista de Energia

Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 5 municipalities: Itapetininga, São Miguel Arcanjo, Sarapuí, Guareí and Alambari, located in the State of São Paulo, serving approximately 70 thousand consumers. Its concession term ends in 2015. The subsidiary CPFL Jaguariúna holds 87.80% of the capital of CPFL Sul Paulista. Since the corporate structuring of CPFL Sul Paulista, the Company holds direct control of 86.73% of CPFL Sul Paulista’s capital (see note 12 for further details).

Companhia Luz e Força Mococa

Companhia Luz e Força Mococa (“CPFL Mococa”) is a private corporation and public electric energy service concessionaire, operating mainly in distribution of energy to the municipality of Mococa, in the State of São Paulo and 3 municipalities in the State of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 40 thousand consumers. Its concession term ends in 2015. Since the corporate restructuring of CPFL Mococa, the Company holds direct control of 86.73% of CPFL Mococa’s capital (see note 12 for further details).

1.2 – Generation activities (Information about power – MWh – has not been examined by the independent auditors)

Direct interests:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, operating in the energy generation business as a public utilities concessionaire and participating in the capital of other companies. It owns 19 small hydropower plants (“PCHs”) and 1 thermal power plant, with total installed capacity of 118.7 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for a further 30 years. It also has an interest in the Serra da Mesa Hydropower Plant, located on the Tocantins River in the State of Goiás. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). These assets were leased to FURNAS under an agreement with a term of 30 years, starting in 1998, which assured CPFL Geração of a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured power of 671 MW (average of 345.8 MW). CPFL Geração also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term. The Company holds 100% of the capital of CPFL Geração.

Indirect interests:

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. (“CPFL Sul Centrais Elétricas”) is a limited liability company and owns four PCHs, in the State of Rio Grande do Sul. The total power of the PCHs is 2.65 MW, with average assured energy of 2.45 MW. The subsidiary CPFL Geração holds 100% of CPFL Sul Centrais Elétricas’ capital.

BAESA - Energética Barra Grande S.A. (jointly-controlled)

BAESA – Energética Barra Grande S.A. (“BAESA”) is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant, located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul, with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 25.01% of BAESA's capital.

Campos Novos Energia S.A. (jointly-controlled)

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, located on the Canoas River in the State of Santa Catarina, with planned installed capacity, established in the concession contract, of 880 MW. Commercial operations started in 2007, 2 turbines started operating in February and the last turbine started operating in May. Its concession term ends in 2035, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 48.72% of ENERCAN’s total capital.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

CERAN - Companhia Energética Rio das Antas S.A. (jointly-controlled)

The objective of CERAN - Companhia Energética Rio das Antas (“CERAN”), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants, located on the State of Rio Grande do Sul, with planned installed capacity, established in the concession contract, of 360 MW. The Monte Claro Hydropower Plant started operating in December 2004, the Castro Alves plant in March 2008 and 14 de Julho plant in December 2008. The concession terminates in 2036, and may be extended depending on the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 65.00% of CERAN’s capital.

Paulista Lajeado Energia S.A.

The objective of Paulista Lajeado Energia S.A. (“Paulista Lajeado”), a private corporation, is the generation and sale of electric energy. Paulista Lajeado holds 6.93% of the shared concession for the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.93% share in the total capital of Investco S.A. (“Investco”), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement in proportion with their participations in the consortium, entitling them to the respective portions of the plant’s assured energy. The portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Paulista Lajeado’s concession term ends in 2032, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary Jaguari Geração holds 59.93% of the capital of Paulista Lajeado.

Subsidiaries in development

The subsidiary CPFL Geração participates in the capital of companies that generate electric energy using hydro, biomass and wind power, whose total assured energy will be available by 2012, increasing its installed capacity, proportionally to its participation, to 2,471 MW. This capacity, together with the installed capacity of the indirect subsidiary Paulista Lajeado and that of the operation in development of CPFL Bio Formosa S.A. will provide a total consolidated installed capacity of 2,597 MW. These projects are:

Foz do Chapecó Energia S.A. (jointly-controlled)

Foz do Chapecó Energia S.A.(“Foz do Chapecó”) is a private corporation, whose objective is to construct, operate and exploit the Foz do Chapecó Hydropower Plant, located on the Uruguay River on the border of the States of Santa Catarina and Rio Grande do Sul, with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in the third quarter of 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração indirectly holds 51% of the capital of Chapecoense.

CPFL Bioenergia S.A.

The main objective of CPFL Bioenergia S.A. (“CPFL Bioenergia”), a private corporation, is the thermal and steam generation of electric energy using co-generation plants powered by sugarcane waste and straw. On August 18, 2008, CPFL Bioenergia signed a partnership agreement with Baldin Bioenergia for the construction of a 45 MW Thermo-Electric plant powered by sugarcane waste in Pirassununga, in the State of São Paulo. The plant is scheduled to go into operation in March 2010. CPFL Geração holds 100% of CPFL Bionergia’s capital.

Santa Clara I – Energias Renováveis Ltda. (“Santa Clara I”), Santa Clara II Energias Renováveis Ltda. (“Santa Clara II”), Santa Clara III Energias Renováveis Ltda. (“Santa Clara III”), Santa Clara IV Energias Renováveis Ltda. (“Santa Clara IV”), Santa Clara V Energias Renováveis Ltda. (“Santa Clara V”), Santa Clara VI Energias Renováveis Ltda. (“Santa Clara VI”), and Eurus VI Energias Renováveis Ltda. (“Eurus VI”) (collectively called “Wind Power Companies”)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

These are limited liability companies, acquired by the subsidiary CPFL Geração on September 09, 2009, to invest and operate as independent producers of electric energy from alternative sources, primarily wind power, with a planned potential of 188 MW, to be installed in the State of Rio Grande do Norte. These wind farms are scheduled to start operations in July 2012.

On December 14, 2009, the above mentioned subsidiaries sold an average of 76 MW at Reserve Energy Auction n° 03/2009, organized by the National Energy Agency (ANEEL) exclusively to trade energy generated by wind power. The contracts will be signed with the CCEE for a 20 year period starting from July 2012. The subsidiary CPFL Geração holds 100% of the share capital of these subsidiaries.

Centrais Elétricas da Paraíba S.A. (jointly-controlled)

Centrais Elétricas da Paraíba (“EPASA”) is a private corporation, acquired by subsidiary CPFL Geração on September 15, 2009, whose objective is to develop, implement, operate and exploit two thermoelectric plants, “UTE Termoparaíba” and “UTE Termonordeste”, both powered by fuel oil and with a planned installed power of 170.8 MW each. Construction work started in 2009 and these plants are scheduled to start operations in the third quarter of 2010. These plants received authorization to be operated for 35 years under an independent electric energy production regime. In October 2009, EPASA filed a request with ANEEL to transfer the rights and obligations relating to “UTE Termoparaiba” and “UTE Termonordeste”, currently registered with ANEEL under the name of Centrais Elétricas de Pernambuco S.A. – EPESA.

The subsidiary CPFL Geração holds 51% of EPASA’s capital.

CPFL Bio Formosa S.A.

CPFL Bio Formosa S.A. (“CPFL Bio Formosa”) is a private corporation set up on October 20, 2009 and its main objective is thermoelectric power and steam generation using co-generation plants powered by sugarcane waste and straw. On November 06, 2009, CPFL Bio Formosa entered into a partnership agreement with Usina Baía Formosa, of the Farias Group, that foresees the construction of a 40 MW Thermoelectric Plant powered by sugarcane waste in Baía Formosa, in the State of Rio de Grande do Norte. It is scheduled to start operations in July 2011. CPFL Brasil holds 100% of CPFL Bio Formosa’s capital.

1.3 – Commercialization and service activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. (“CPFL Brasil”) is a private corporation, and its main objective is to sell energy, provide associated services, linked with or necessary for the sale of energy, and strategic, institutional and financial advisory services for buyers and sellers of electric energy and organizations operating in the national and international energy sector. CPFL Brasil is authorized by ANEEL to act as an electric energy retail agent in the ambit of the Electric Energy Trading Chamber (“CCEE”). The Company holds 100% of CPFL Brasil's capital.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

CPFL Planalto Ltda.

The objective of CPFL Planalto Ltda (“CPFL Planalto”), a limited liability company, is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE. Since the corporate restructuring of CPFL Planalto, the Company holds direct control of 100% of CPFL Planalto’s capital (see note 12 for further details).

CPFL Serviços, Equipamentos, Indústria e Comércio S.A.

The main objective of CPFL Serviços, Equipamentos, Indústria e Comércio S.A (“CPFL Serviços”), a private corporation, is the manufacture, commercialization, rental and maintenance of electrical and hydraulic equipment in general, and providing maintenance, electrical installation and other services. Since the corporate restructuring of CPFL Serviços, the Company holds direct control of 87.82% of CPFL Serviços’s capital (see note 12 for further details).

CPFL Atende Centro de Contatos e Atendimento Ltda.

CPFL Atende Centro de Contatos e Atendimento Ltda (“CPFL Atende”), is a Brazilian limited liability company and its objective is to provide call center services in general, especially consumer services, receiving and answering calls from customers, using operators and electronic answering - ARU. The initial objective is to provide services to group companies, and subsequently to other companies. The Company holds 100% of CPFL Atende’s capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda.

Clion Assessoria e Comercialização de Energia Elétrica Ltda (“CPFL Meridional”) is a limited liability company, in order to sell and provide consultancy services in the electric energy field. It is authorized by ANEEL to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Meridional.

CPFL Comercialização Cone Sul S.A.

CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”) is a private corporation, and its objective is to sell energy. It is authorized to act as electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Cone Sul.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. (“Sul Geradora”) is a private corporation with the main purpose of participating in the capital of other companies as a shareholder, quota-holder or in any other capacity. The subsidiary CPFL Brasil holds 99.95% of the capital of Sul Geradora.

1.4 –Other Participation Companies

Chumpitaz Participações S.A.

The objective of Chumpitaz Participações S.A. (“Chumpitaz”), a private corporation, is participation in other companies, besides it doesn’t have any participation at this moment. The Company holds 100% of Chumpitaz's capital.

CPFL Jaguariúna S.A.

CPFL Jaguariúna S.A. (“CPFL Jaguariúna”), is a private corporation that acted as a holding company until March, 2009 (see note 12 for further details). The Company holds 100% of the capital of CPFL Jaguariúna.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

Companhia Jaguari de Geração de Energia

Companhia Jaguari de Geração de Energia (“CPFL Jaguari Geração”) is a private corporation and was set up to operate in the generation, distribution and sale of electric energy. Jaguari Geração currently acts as a holding company and holds 59.93% of the capital of Paulista Lajeado. Since the corporate restructuring of CPFL Jaguari Geração, the Company holds direct control of 87.34% of its capital (see note 12 for further details).

Chapecoense Geração S.A. (jointly-controlled)

Chapecoense Geração S.A. (“Chapecoense”) is a private corporation that holds 100% of the capital of Foz do Chapecó Energia S.A. (“Foz do Chapecó”). The subsidiary CPFL Geração holds 51% of Chapecoense’s capital.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law 11,941/09 (converted from Provisional Measure nº 449/08), (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, and (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC), approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and in effect on December 31, 2009.

The conclusion of the financial statements was approved by the management on February 8, 2010.

2.1 Summary of the Principal Accounting Practices

a) Cash and Banks: Includes cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at fair value.

b) Consumers, Concessionaires and Licensees: Includes billed and unbilled electric energy supplied to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts provided by the CCEE and balances related to regulatory assets of different kinds.

c) Allowance for Doubtful Accounts: recorded based on an analysis of the amounts receivable from consumers in the residential class past due by more than 90 days, in the commercial class past due by more than 180 days and from other classes past due by more than 360 days, including public sector consumers. It also takes into account an individual analysis of the balances of the larger consumers, including refinancing of receivables classified as doubtful, in accordance with management's experience in relation to effective losses.

d) Lease: Includes leasing operations in which the Company assigns to the lessee the right to use assets, including the substantial transfer of risks and benefits. Assets relating to the accounts receivable of the leasing operations are recorded at investment value and the related earnings are stated in financial income throughout the duration of the contract.

e) Investments: Investments in subsidiaries and associates in which the interest in voting capital is higher than 20% or has significant influence and in other companies that belong to the same group or are under common control are valued by the equity method. Other investments are recorded at cost, net of provisions to reduce them to market value, where applicable.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

f) Property, plant and equipment: encompasses assets maintained or used in the operation of the Company’s business, or exercised for this purpose, including those rights received as a result of transactions that transfer to the Company the benefits, risks and control of such assets (finance leasing transactions).

Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs. The assets were restated until December 31, 1995 and are net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%, considering the estimated useful life of assets defined by ANEEL.

g) Intangible assets: encompasses non-physical assets maintained or used in the operation of the Company’s business, including goodwill, premiums, the right to operate the concessions, software and rights of way.

The intangible asset related to the granting of the concession, which has a predetermined useful life, is amortized in proportion to the net income curves projected for the remaining term of the concession contract of each subsidiary, as determined by ANEEL.

Other intangible assets are only amortized if their useful lives can be reasonably estimated.

h) Deferred charges: Refer mainly to the preoperating expenses incurred up to December 31, 2008 and are amortized by the straight-line method over the expected period of recoverability, not exceeding 10 years. The subsidiaries opted to maintain the deferred charges balance until its total realization.

i) Impairment of assets: The recoverability of property, plant and equipment, intangible assets with a specified useful life and deferred charges is tested at least annually, if there are indications that the asset may be impaired. The goodwill and the other intangible assets with indefinite useful lives are tested for impairment annually, independently of expectations of losses.

j) Restatement of Assets and Liabilities: Assets and liabilities indexed to inflation or exchange rates variations, in accordance with contractual or legal provisions, are updated to the balance sheet dates and adjusted to their present values, where applicable, when the related contractual rates are lower than the market terms.

k) Income Tax and Social Contribution: are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The Company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution. The subsidiaries also recorded tax credits in respect of the benefit of the goodwill merged by the subsidiaries, which are amortized in proportion to the projected net income for the remainder of the concession contract of each investee.

     In compliance with the provisions of Law n° 11,941/09, which introduced the Transition Tax Regime – RTT for determination of taxable income, the Company and its subsidiaries decided to adopt the Transition Regime for the year ended December 31, 2008. This option applied irreversibly to the two-year period 2008 – 2009, through filing of the Corporate Income Tax Return 2009.

l) Employee Pension Plans: The subsidiaries record the post-employment benefits and the pension plans on the accrual basis and in accordance with CVM Decision 371/00.

m) Reserves for contingencies: The reserves for contingencies known at the balance sheet dates are recorded by assessing and quantifying the risks relating to tax, labor or civil matters, where management and the legal advisors consider loss is probable in disputes involving litigation. The provisions shown in this item are net of the related escrow deposits or blocks.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

n) Loans and financing: Restated in accordance with the monetary and exchange variations, including charges when classified as financial liabilities at amortized cost, and recorded at their fair value, when classified as financial liabilities at fair value through profit or loss.

o) Derivatives: Classified as financial assets or liabilities at fair value through profit or loss. The company uses derivatives to manage the risks of variations in the exchange rates and interest on certain liabilities. These contracts are measured at fair value and the gains and losses are stated in financial income (expense).

p) Income: Revenue and expense are recorded on the accrual basis. Revenue from electric energy distribution is recognized when the energy is billed. Unbilled revenue relating to the monthly billing cycle is provisioned based on the actual amount of energy supplied during the month and the annualized loss rate. Historically, the difference between the estimated unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is recorded based on the assured energy and at tariffs specified in the terms of the contract or the market price in force. No consumers represent 10% or more of the total billing. The credits on operating costs and expense offset in determination of PIS and COFINS are stated net in the respective costs and expenses accounts.

q) Estimates: Preparation of financial statements in accordance with Brazilian Accounting Principles requires management of the Company and its subsidiaries to use estimates as a basis for recording certain transactions that affect the reported amounts of assets, liabilities, revenues and expenses, and also the disclosure of information on data in the financial statements. The final results of these transactions and information, with respect to their effective realization in subsequent periods, may differ from these estimates. The Company and its subsidiaries review such assumptions and estimates at least once a year.

r) Net Income per Share: Is determined considering the number of shares outstanding on the balance sheet dates.

2.2 Consolidation Principles

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting practices of the subsidiaries are consistent with those used by the Company, in accordance with initial compliance with Law nº 11,638/07 and Law nº 11,941/09.

The Company's subsidiaries, by line of business, are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

			2009		2008

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	99.99	-
Rio Grande Energia S.A.	Full	100.00	-	100.00	-
Companhia Leste Paulista de Energia	Full	95.92	-	-	96.56
Companhia Jaguari de Energia	Full	87.27	-	-	90.15
Companhia Sul Paulista de Energia	Full	86.73	-	-	87.80
Companhia Luz e Força de Mococa	Full	86.73	-	-	89.75

Energy Generation
CPFL Geração de Energia S.A.	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda.	Full	-	100.00	-	100.00
CPFL Bioenergia S.A.	Full	-	100.00	-	100.00
CPFL Bio Formosa S.A.	Full	-	100.00	-	-
Paulista Lajeado Energia S.A.	Full	-	52.34	-	54.03
Santa Clara I Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara II Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara III Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara IV Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara V Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara VI Energias Renováveis Ltda.	Full	-	100.00	-	-
Eurus VI Energias Renováveis Ltda.	Full	-	100.00	-	-
BAESA - Energética Barra Grande S.A.	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A.	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A.	Proportionate	-	51.00	-	51.00
Centrais Elétricas da Paraíba S.A.- EPASA	Proportionate	-	51.00	-	-

Energy Commercialization and Services
CPFL Comercialização Brasil S.A.	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A.	Full	-	100.00	-	100.00
Sul Geradora Participações S.A.	Full	-	99.95	-	99.95
CPFL Planalto Ltda.	Full	100.00	-	-	100.00
CPFL Atende Centro de Contatos e Atendimento Ltda.	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A.	Full	87.82	-	-	89.81

Holding Company
Perácio Participaçoes S.A.	Full	-	-	100.00	-
Chumpitaz Participações S.A.	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A.	Full	100.00	-	-	100.00
Companhia Jaguari de Geração de Energia	Full	87.34	-	-	90.15
Chapecoense Geração S.A.	Proportionate	-	51.00	-	-

2.3 Brazilian Committee on Accounting Pronouncements (“CPC”)

In compliance with Laws 11,638/07 and 11,941/09 and CVM Decision 457/07, during 2009, the CPC issued and the CVM approved a series of accounting Pronouncements and Instructions, the purpose of which is to bring Brazilian accounting practices into alignment with International Financial Reporting Standards (“IFRS”). These new Pronouncements are applicable for fiscal years ending in December as from 2010 and to the financial statements of 2009 that are released together with the financial statements of 2010 for comparison purposes.

Until December 31, 2008, the CVM had approved CPC Pronouncements 01 to 14 and OCPC Guidelines 01 and 02, all of which were analyzed and considered by the Company and its subsidiaries.

All other Pronouncements, Interpretations and Guidelines approved by the CVM in 2009 are currently in the process of being analyzed by the Company and its subsidiaries. The preliminary results of this analysis indicate that the standards that will have the greatest impact on the Financial Statements are:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

i.

ICPC 01 – Concession Contracts: This Interpretation defines the form of accounting for the assets of concessions when certain conditions are met. The Company’s preliminary understanding is that this Interpretation is applicable to the concessions relating to electric energy distribution services. The most likely impact on the Financial Statements will be the derecognition of a Fixed Asset and Special Obligations against (a) recording an Intangible Asset, referring to the right to charge consumers a tariff (right to exploit the concession), and/or (b) possible recording of a Financial Asset, representing the Company’s unconditional right to receive payment.

Due to the complexity of these changes, the Company and its subsidiaries are evaluating the impacts of applying the Interpretation in their Financial Statements; they have also taken part in discussions and debates with other agents from the electric energy sector, regulatory bodies and class associations.

As such, the Company and its subsidiaries are of the opinion that it is not possible, in the current scenario, to accurately quantify the impact of adopting ICPC Interpretation 01.

ii.

CPC 26 – Presentation of the Financial Statements: This Pronouncement establishes guidelines and minimum requirements for structure, content and presentation of the financial statements. The Company and its subsidiaries are examining any possible impacts of this

Pronouncement, particularly as regards changes in individual accounting statements, such as, for example, the inclusion of “Other Comprehensive Income” in the Income Statement and the Statement of Changes in Shareholders’ Equity and separating the participation of controlling shareholders from that of minority shareholders in these statements.

iii.
CPC 27 – Fixed Assets: This Pronouncement establishes the main points to be considered in accounting for a fixed asset, including the composition of the costs and methods permitted for calculating depreciation. The Company and its subsidiaries are also analyzing ICPC Interpretation 10 “Understanding regarding Technical Pronouncements CPC 27 and CPC 28” and the possible impacts on the balance of Fixed Assets at the transition date.

iv.
CPC 33 – Employee Benefits: This Pronouncement concerns accounting for and disclosure of the benefits granted to employees. Due to the complexity of the accounting procedures defined in this regulation, the Company and its subsidiaries are analyzing the best alternative accounting methods, as required by the Pronouncement.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(3)	REGULATORY ASSETS AND LIABILITIES

	Consolidated

	2009				2008

	Current	Noncurrent	Total	Current	Noncurrent	Total

Assets
Consumers, Concessionaires and Licensees (note 5)
Extraordinary tariff adjustment	-	-	-	328	-	328
Free energy	3,506	38	3,544	457	145	602
Discounts TUSD (*) and Irrigation	11,343	1,410	12,753	34,510	7,451	41,961
Other financial components	182	17	199	6,694	364	7,058

	15,031	1,465	16,496	41,989	7,960	49,949
Deferred Costs Variations
Parcel "A"	1,290	-	1,290	234,659	1,648	236,307
CVA (**)	331,523	42,813	374,336	403,570	155,787	559,357

	332,813	42,813	375,626	638,229	157,435	795,664
Prepaid Expenses (note 9)
Increase in PIS and COFINS	259	-	259	258	-	258
Overcontracting	77,191	23,135	100,326	43,069	55,404	98,473
Low income consumers' subsidy - Losses	28,027	33,500	61,527	41,050	33,337	74,387
Other financial components	10,304	993	11,297	9,729	211	9,940

	115,781	57,628	173,409	94,106	88,952	183,058
Liabilities
Suppliers (note 15)
Free energy	(61,341)	-	(61,341)	(29,216)	-	(29,216)
Deferred Gains Variations
Parcel "A"	(44,419)	-	(44,419)	(15,360)	-	(15,360)
CVA	(269,044)	(108,691)	(377,735)	(150,511)	(40,779)	(191,290)

	(313,463)	(108,691)	(422,154)	(165,871)	(40,779)	(206,650)
Other Accounts Payable (note 22)
Tariff review	(89,261)	-	(89,261)	(34,034)	(659)	(34,693)
Discounts TUSD and Irrigation	(965)	(26)	(991)	(752)	(45)	(797)
Increase in PIS and COFINS	(122,792)	-	(122,792)	(124,888)	-	(124,888)
Overcontracting	(17,541)	-	(17,541)	(59,098)	-	(59,098)
Low income consumers' subsidy - Gains	(6,011)	-	(6,011)	(13,092)	(61)	(13,153)
Other financial components	(10,236)	(1,902)	(12,138)	(16,573)	(606)	(17,179)

	(246,806)	(1,928)	(248,734)	(248,437)	(1,371)	(249,808)

Total net	(157,985)	(8,713)	(166,698)	330,800	212,197	542,997

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing (“RTE”, “Free Energy” and Parcel “A”)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". As a mechanism for reimbursing the energy sector for the losses incurred as a result of this program, the agreement introduced an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers.

This adjustment was used to offset the following regulatory assets recorded by the subsidiaries:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

a.1) Extraordinary Tariff Adjustment (RTE)

Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

Due to the end of the period stipulated for recovery of RTE, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE.

The deadline for recovery of RTE by subsidiary CPFL Sul Paulista ended in January 2009, resulting in a total loss of R$ 2,659, with no impact on income in 2009, as a provision had already been recorded previously.

The subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Santa Cruz and CPFL Mococa realized the full amount of RTE in June 2005, December 2004, June 2006 and December 2006, respectively.

a.2) Electric energy from Independent Suppliers (“Free Energy”)

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As a result of termination of the extraordinary tariff charge in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 135,545 and R$ 53,210, respectively. In 2009, the charging of RTE ended for the subsidiary CPFL Sul Paulista, which recorded a loss of R$ 2,180 (R$ 2,148 in previous fiscal years).

As at December 31, 2009, the subsidiaries RGE and CPFL Geração had provisions for loss on realization of Free Energy amounting to a total of R$ 7,731. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already expired. The amounts recorded are net of these provisions.

On December 15, 2009, ANEEL issued Regulatory Resolution nº 387/2009 which establishes a new method for calculating the outstanding balances of Loss of Revenue and Free Energy after expiry of the RTE charge, with the aim to fairly distribute the amounts of RTE charged from the final consumer, so as spread the losses incurred, evenly between generators and distributors of electric energy.

On the basis of this new calculation, the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Sul Paulista increased the liability relating to free energy by R$ 32,592, recording R$ 20,458 as Other Operating Expenses, for the principal, and R$ 12,134 as Financial Expenses for the restatement, set against Current Liabilities.

Using the same methodology, the subsidiaries CPFL Jaguari and CPFL Santa Cruz, recorded a gain of R$ 3,260 in the same account, Other Operating Expenses, for the principal and R$ 484 as Financial Income, set against a Current Asset.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

After these adjustments, the net balance at December 31, 2009 stood at R$ 57,797 (R$ 28,614 in 2008).

The results of the new calculation will be sent to ANEEL, which will validate the figures and issue a dispatch with the final value, for later settlement with the generators.

a.3) Parcel “A”

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

For the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and RGE, the balances of Parcel “A” were totally amortized in November 2009, May 2008, November 2007, September 2005, March 2007, August 2005 and July 2004, respectively.

For the subsidiaries CPFL Paulista, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, resulting, as at December 31, 2009, in a liability with consumers of R$ 42,573, R$ 393, R$ 103 and R$ 60, respectively, which will be reimbursed at the time of the next Annual Tariff Adjustment.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga, as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914

Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926

Parcel A	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619

Parcel B	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479

Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)

Income Required	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202

Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767

CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Overcontracting	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	166	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	618
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	123	50	349	129	1,064	(3,867)	449

Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.37%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%

Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%

Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

Ratification Resolution - ANEEL	610/2008	611/2008	612/2008	607/2008	605/2008	627/2008	636/08	553/2007
Tariff Review date	03/02/2008	03/02/2008	03/02/2008	03/02/2008	03/02/2008	08/04/2008	19/04/2008	23/10/2007

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”. Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to overcontracting (see Note 3c.5).

Final approval was given in the subsequent tariff adjustments as shown below.

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Total Repositioning	-17.05%	-3.79%	-10.41%	-3.22%	-4.73%	-14.07%	-8.11%	-13.50%
Xe Factor	0.00%	1.69%	0.00%	0.57%	0.74%	0.96%	0.00%	0.15%
Ratification Resolution - ANEEL	764/2009	763/2009	766/2009	761/2009	762/2009	786/2009	801/2009	887/2009

On February 02, 2010, by means of Order nº 234, ANEEL partially accepted the appeal filed by subsidiary CPFL Sul Paulista that addresses the rates to be used for restatement of monetary variations in the calculation of the Reference Company and, in the annual adjustment for 2010, only included the alteration in the Economic Repositioning index relating to the second cycle of the tariff review in -4.59% (previously -4.73%) .

Due to the adjustment of the tariff review for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, the amounts of R$ 8,732 and R$ 557, were recorded in 2008 and 2009, respectively, in relation to the reimbursement to be made to consumers. RGE had recorded a preliminary provision in 2008 of R$ 25,961, which was increased in 2009 by R$ 24,938. Also in 2009, CPFL Paulista and CPFL Piratininga recorded liabilities of R$ 11,979 and R$ 93,540, respectively, related to the reimbursement to suppliers.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

b.2) 2009 Tariff Adjustment

ANEEL established the annual tariff adjustment of 2009 for subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	192,302	77,004	47,999	73,724	87,327	4,640,667	1,902,839	2,267,755

Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	341,928
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,098,860
Energy Transmission	19,238	9,647	5,594	8,727	11,092	425,052	201,789	266,754

Parcel A	139,878	64,853	34,967	47,713	66,819	3,909,326	1,513,115	1,707,542
Parcel B	72,974	20,626	18,083	33,810	30,810	1,361,615	588,468	623,920

Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629	5,270,941	2,101,583	2,331,462

Financial Components	28,530	300	351	1,924	(149)	402,812	178,722	73,878

CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	110,116
Overcontracting	9	-	-	-	-	28,125	(1,949)	7,865
Advances	25,375	126	422	1,527	399	117,093	138,013	41,809
Low Income Subsidy	-	-	-	-	-	33,047	1,519	1,090
Discounts on TUSD and Irrigation Subsidy	(771)	-	22	852	43	6,122	1,625	3,010
Connection and Frontier Charges	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	357
Recalculation of 2008 Tariff Review	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	(93,540)
Provision Subsidy for Cooperatives	-	-	-	-	-	-	(16,178)	4,417
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	(577)
Other components	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	(669)

Financial Repositioning	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	2.81%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%	7.64%	8.50%	3.17%
Total Repositioning	24.09%	11.36%	11.18%	12.94%	11.64%	21.22%	18.95%	5.98%

Xe Factor	1.05%	2.81%	1.14%	1.44%	1.43%	1.19%	0.18%	-1.36%

Effect perceived by consumers (*)	11.85%	9.40%	5.59%	10.61%	10.23%	21.56%	3.43%	-2.12%

Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	896/2009
Tariff Adjustment date	03/02/2009	03/02/2009	03/02/2009	03/02/2009	03/02/2009	08/04/2009	19/04/2009	10/23/2009

(*) The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On account of the process of approval of the financial components in the tariff adjustments of the subsidiaries CPFL Paulista, RGE and CPFL Piratininga in 2009, the following main adjustments were recorded:

i) CPFL Paulista: the record of a CVA liability of R$ 24,118 due to recalculation of the K factor (the lower of regulatory and actual losses), reversal of R$ 14,263 in relation to an energy overcontracting asset, and the record of other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

ii) RGE: liabilities in relation to the subsidy of R$ 5,156 to cooperatives and TUSD Generation of R$ 5,495.

iii) CPFL Piratininga: reversal of the Overcontracting Asset of R$ 52,302 (see item c.5) and increase of R$ 7,963 in the cooperative subsidy asset.

c) Financial components

c.1) Tariff review

As mentioned in note 3b.1, the 2nd cycle of tariff reviews for distributors was finally ratified by ANEEL during 2009. As such, liabilities have been recorded relating to the reimbursements that are being made to consumers, and these will be amortized in the accounts until the next Tariff Adjustment.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of supplying electric energy from alternative sources and tariff applied on irrigation and hydroculture activities.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the anticipation of these discounts for the next tariff period. The difference between the provision and what was effectively granted and offset in the following tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated

	2009				2008

	Ratified		Not Ratified	Total	Ratified		Not Ratified	Total

	2009	2008	2009		2008	2007	2008

Itaipu pass-through	(38,409)	8,858	(90,376)	(119,927)	(67,922)	23,102	(77,745)	(122,565)
Electric Energy Costs	87,205	(11,780)	(159,132)	(83,707)	68,080	(33,937)	174,732	208,875
Proinfa	23,734	289	(4,583)	19,440	7,966	(3,614)	(9,463)	(5,111)
CCC	24,827	1,193	49,782	75,802	10,181	26,619	68,742	105,542
Transmission from Itaipu	1,900	84	2,577	4,561	(40)	262	3,546	3,768
Basic Network	15,607	772	61,797	78,176	4,594	(2,771)	25,886	27,709
ESS	65,078	2,384	(67,198)	264	21,183	1,224	126,981	149,388
CDE	11,297	(39)	10,732	21,990	2,253	(3,354)	1,562	461
Financial Offsetting	-	-	2	2	7	(7)	-	-

	191,239	1,761	(196,399)	(3,399)	46,302	7,524	314,241	368,067

c.4) Increase in PIS and COFINS

Refers to the difference between PIS and COFINS costs calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 22).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

In the 2008 Tariff Review process, ANEEL 2008 revised the methodology and the overcontracting amounts of the subsidiary CPFL Paulista, to include the seasonal processes and modulation of energy acquired in 2007. In order to maintain the consistency of the information, the subsidiaries CPFL Paulista and CPFL Piratininga also revised their procedures on overcontracting, including the contracts with the subsidiary CPFL Brasil, in respect of modulation, and made the appropriate provisional adjustments to the accounts.

Consequently, in the first quarter of 2008, the subsidiaries CPFL Paulista and CPFL Piratininga recorded increases in “Revenue - Electric Energy Supplied” and “Costs - Cost of Electric Energy” totaling R$ 22,694 and R$ 137,169, respectively.

The subsidiary CPFL Brasil recorded a provision for accounts payable of R$ 61,438, set against the reversal of the energy supply income and financial expense of R$ 52,990 and R$ 8,448, respectively.

As a result of Order nº 1,366, of April 7, 2009, in which ANEEL denied approval of the Request for Reconsideration filed by the subsidiary CPFL Paulista in relation to overcontracting of electric energy in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga regarded the adjustments as final.

In relation to the 2009 Tariff Adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL interpreted the transactions relating to the acquisition of electric energy in the CCEE in 2008 as voluntary exposure, and therefore provisionally approved the overcontracting amounts of R$ 32,006 and R$ 7,865, respectively for CPFL Paulista and CPFL Piratininga, but did not recognize the amounts of R$ 19,503 and R$ 52,302 originally recorded by the subsidiaries. Despite not agreeing with the Agency's position, the subsidiaries conservatively decided to reverse these amounts, crediting "Prepaid Expenses", set against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009) and "Financial income" (R$ 920 in the 1st quarter of 2009 and R$ 2,681 in the third quarter of 2009). The amounts used in the tariff adjustments were provisionally adopted by ANEEL in order to postpone the final decision on the matter until the future discussion at Public Hearing nº 008/2009, on March 11, 2009.

c.6) Low Income Consumers’ Subsidy

Law nº 10,438, of April 26, 2002 and Decree nº 4,336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers are to be offset, it was decided that, as from the 2008 tariff review, part of this subsidy will be reimbursed through the tariff in the ambit of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10,438) through the receipt of CDE funds.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

These procedures were consolidated with the publication of REN No. 325/08. However, in view of the impossibility of reimbursement with CDE funds, due to the lack of resources for this purpose, the receivables recorded will be offset through the tariff, in the next annual tariff adjustment, as a financial component. With regard to the difference in income that was to be offset through the tariff, this was covered by a tariff advance in order to avoid compromising the Concessionaire’s cash flow. The difference between the amount of this advance taken into consideration in the tariff review or adjustment and the amount actually realized is recorded monthly to be offset in the next tariff adjustment.

c.7) Other Financial Components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and consultancy (measures to be taken and remuneration basis).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The changes in the regulatory assets and liabilities in 2009 and 2008 are as follows:

	Consolidated

	December 31, 2007	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		December 31, 2008

		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Remuner

Extraordinary tariff adjustment	3,904	-	(3,542)	-	-	-	-	-	-	(638)	-	-	604	328
Free energy	(33,428)	-	(1,058)	-	-	-	-	-	-	(162)	5,664	-	370	(28,614)
Parcel "A"	496,391	393	-	-	(253,791)	-	(63,075)	-	274	-	-	-	40,755	220,947
Tariff review	14,590	(32,849)	(15,340)	-	-	-	-	(1,115)	-	-	-	-	21	(34,693)
Discounts TUSD and Irrigation	83,872	36,366	(82,001)	-	-	-	-	-	-	-	-	-	2,927	41,164
CVA	(56,475)	-	-	256,888	(39,488)	99,487	58,729	-	(19)	-	-	43,980	4,965	368,067
Increase in PIS and COFINS	(88,867)	-	-	-	-	-	(24,916)	-	-	-	-	-	(10,847)	(124,630)
Overcontracting	110,167	-	-	34,020	(95,136)	(7,427)	-	-	-	-	-	-	(2,249)	39,375
Low Income Consumers’ Subsidy	47,343	65,299	(2,356)	-	-	-	-	-	-	-	(48,934)	-	(118)	61,234
Refund to Consumers - Recalculation IRT	(26,213)	-	-	-	26,213	-	-	-	-	-	-	-	-	-
Other financial components	21,563	146	(14,511)	180	(1,865)	6,839	(3,825)	134	(2,250)	-	(6,167)	149	(574)	(181)

Total net	572,847	69,355	(118,808)	291,088	(364,067)	98,899	(33,087)	(981)	(1,995)	(800)	(49,437)	44,129	35,854	542,997

	Consolidated

	December 31, 2008	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		December 31, 2009

		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Remuner

Extraordinary tariff adjustment	328	-	(328)	-	-	-	-	-	-	-	-	-	-	-
Free energy	(28,614)	-	(89)	-	-	-	-	(17,198)	-	(75)	(62)	(7,897)	(3,862)	(57,797)
Parcel "A"	220,947	(250)	(2,148)	-	(221,458)	-	(53,945)	-	496	-	-	-	13,229	(43,129)
Tariff review	(34,693)	(131,014)	76,446	-	-	-	-	-	-	-	-	-	-	(89,261)
Discounts TUSD and Irrigation	41,164	11,006	(38,777)	-	-	-	-	-	-	-	-	-	(1,631)	11,762
CVA	368,067	-	-	(126,064)	(216,382)	62,701	(77,365)	-	-	-	-	(45,513)	31,157	(3,399)
Increase in PIS and COFINS	(124,630)	-	-	-	-	-	-	-	-	-	-	-	2,097	(122,533)
Overcontracting	39,375	-	-	45,749	(6,278)	-	-	-	-	-	-	-	3,939	82,785
Low Income Consumers’ Subsidy	61,234	51,235	(25,571)	-	-	-	-	-	-	-	(31,499)	-	117	55,516
Other financial components	(181)	115,319	(110,745)	(2,690)	5,822	8,245	(7,319)	(2,124)	(152)	(1,096)	(264)	(146)	(5,311)	(642)

Total net	542,997	46,296	(101,212)	(83,005)	(438,296)	70,946	(138,629)	(19,322)	344	(1,171)	(31,825)	(53,556)	39,735	(166,698)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(4) CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated

	2009	2008	2009	2008

Bank deposits	5,029	325	311,527	122,928
Short-term financial investments	214,097	15,377	1,161,648	614,919

Total	219,126	15,702	1,473,175	737,847

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

A breakdown of the consolidated balance as of December 31, 2009 and 2008, mainly derived from energy sales is presented, below:

	Consolidated

	Balances Coming due	Past due		Total

		Up to 90	More than
		days	90 days	2009	2008

Current
Consumer Classes
Residential	284,711	182,071	18,759	485,541	407,544
Industrial	159,765	66,970	38,063	264,798	249,592
Commercial	119,856	49,915	19,309	189,080	154,570
Rural	25,081	6,279	1,311	32,671	32,077
Public Administration	53,737	6,161	1,045	60,943	29,396
Public Lighting	41,187	3,311	16,059	60,557	81,159
Public Service	28,488	5,929	963	35,380	31,325

Billed	712,825	320,636	95,509	1,128,970	985,663
Unbilled	388,162	-	-	388,162	355,626
Financing of Consumers' Debts	62,730	8,037	20,670	91,437	57,665
Regulatory assets (note 3)	15,031	-	-	15,031	41,989
CCEE Transactions	14,174	-	-	14,174	45,097
Concessionaires and Licensees	182,973	-	-	182,973	170,452
Other	18,768	437	155	19,360	64,536

Total	1,394,663	329,110	116,334	1,840,107	1,721,028

Noncurrent
Financing of Consumers' Debts	140,893	-	-	140,893	151,572
Regulatory assets (note 3)	1,465	-	-	1,465	7,960
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	42,655	-	-	42,655	85,311

Total	226,314	-	-	226,314	286,144

Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (note 8).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

Electric Energy Trading Chamber (“CCEE”) transactions - The amounts refer to the sale of electric energy on the short-term market in the period from September 2000 to December 2009. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; and (iii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

In 2008, amounts receivable of R$ 127,965 from AES Tietê S/A were also recorded by the subsidiaries CPFL Paulista and CPFL Leste Paulista, for use of the distribution system, and the respective pass-through (recording of the same amount as accounts payable) for CTEEP – Companhia de Transmissão de Energia Elétrica Paulista in respect of the charge for use of the Border Transmission System.

Under an agreement made between the parties involved, through the intermediary of ANEEL, the amounts are being paid both by the generator and by the subsidiaries to CTEEP, in 36 monthly installments as from January 2009, restated at the SELIC rate. As at December 31, 2009 the balance of the operation was R$ 85,311, of which R$ 42,656 is classified in the current assets.

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company and acquired by CPFL Brasil.

In the parent company, the short-term balance is R$ 39,253 (R$ 38,249 in 2008) and the long-term balance is R$ 62,179 (R$ 87,117 in 2008). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	2009	2008	2009	2008

Current
Social Contribution Prepayments - CSLL	42	486	7,857	12,254
Income Tax Prepayments - IRPJ	3,023	1,637	19,222	4,896
Social Contribution and Income Tax	9,367	3,485	25,451	26,335
Withholding Income Tax - IRRF	31,867	31,479	64,165	69,010
ICMS (State VAT)	-	-	49,288	40,432
PIS (Tax on Revenue)	-	-	3,785	3,323
COFINS (Tax on Revenue)	9	9	12,980	11,095
INSS (Social Security)	-	-	1,142	1,689
Other	2	64	7,093	5,260

Total	44,310	37,160	190,983	174,294

Noncurrent
Social Contribution Tax - CSLL	-	-	29,999	27,316
Income Tax - IRPJ	-	-	1,001	3,399
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	70,992	66,942
Other	-	-	5,235	1,504

Total	2,787	2,787	110,014	101,948

Social Contribution - In the noncurrent balance, this refers to the successful final outcome of a lawsuit brought by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the development of the legal proceedings with the Federal Income Office to offset the credit.

ICMS – Mainly refers to the credit on fixed assets acquisition.

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated

	2009	2008

Opening balance	(82,462)	(95,639)

Additional Allowance Recorded	(88,298)	(75,679)
Recovery of Revenue	52,048	39,094
Write-off of Accounts Receivable	36,738	49,762

Closing balance	(81,974)	(82,462)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(9) PREPAID EXPENSES

	Consolidated

	Current		Non current

	2009	2008	2009	2008

Regulatory assets - (note 3)	115,781	94,106	57,628	88,952
Other	8,305	7,776	6,573	10,258

Total	124,086	101,882	64,201	99,210

(10) DEFERRED TAXES

10.1 - Composition of income tax and social contribution credits:

	Parent Company		Consolidated

	2009	2008	2009	2008

Social Contribution Credit on:
Tax Loss Carryforwards	42,048	24,123	52,174	38,828
Tax Benefit on Merged Goodwill	-	-	191,183	199,103
Temporarily Nondeductible Differences	89	138	69,231	84,568

Subtotal	42,137	24,261	312,588	322,499

Income Tax Credit on:
Tax Loss Carryforwards	128,553	84,493	132,471	94,056
Tax Benefit of Merged Goodwill	-	-	641,758	672,154
Temporarily Nondeductible Differences	2,698	17,101	192,196	250,205

Subtotal	131,251	101,594	966,425	1,016,415

Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	-	-	1,502	13,966

Total	173,388	125,855	1,280,515	1,352,880

Current	16,320	14,311	162,779	220,144
Noncurrent	157,068	111,544	1,117,736	1,132,736

Total	173,388	125,855	1,280,515	1,352,880

Expected Recovery

The estimates for recovery of the noncurrent deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income approved by the Boards of Directors and examined by the Fiscal Council, as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009
>

	Parent company	Consolidated

2011	15,313	141,868
2012	14,211	128,254
2013	13,657	98,731
2014	12,802	92,725
2015 to 2017	33,759	220,234
2018 to 2020	24,946	167,507
2021 to 2023	19,530	121,245
2024 to 2026	14,722	100,037
2027 and 2028	8,128	47,135

Total	157,068	1,117,736

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated

	2009		2008

	Social		Social
	Contribution Tax	Income Tax	Contribution Tax	Income Tax
	(CSLL)	(IRPJ)	(CSLL)	(IRPJ)

CPFL Paulista	103,735	288,152	113,571	315,476
CPFL Piratininga	23,207	79,631	25,285	86,760
RGE	44,378	183,269	47,447	195,943
CPFL Santa Cruz	5,862	18,435	7,126	22,405
CPFL Leste Paulista	3,451	9,586	1,713	4,761
CPFL Sul Paulista	5,020	13,943	1,679	4,663
CPFL Jaguari	3,027	8,411	1,603	4,452
CPFL Mococa	1,966	5,461	679	1,886
CPFL Geração	-	33,379	-	35,808
CPFL Serviços	537	1,491	-	-

Total	191,183	641,758	199,103	672,154

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated

	2009			2008

	Social			Social
	Contribution Tax	Income Tax	PIS and	Contribution Tax	Income Tax	PIS and
	(CSLL)	(IRPJ)	COFINS	(CSLL)	(IRPJ)	COFINS

Reserve for Contingencies	11,434	31,833	-	11,506	47,154	-
Pension Plan Expenses	4,097	12,377	-	4,770	14,247	-
Allowance for Doubtful Accounts	6,943	19,291	-	6,779	18,831	-
Free energy adjustment (note 3a.2)	2,928	8,129	-	-	-	-
Research and Development and Energy Efficiency	16,297	45,263	-	16,243	45,114	-
Profit Sharing	1,986	6,267	-	1,845	5,875	-
Differences in Depreciation Rates - RGE	9,898	27,494	-	11,036	30,651	-
Regulatory liability - Increase in PIS and COFINS	10,821	30,058	-	11,010	30,582	-
Provision for overcontracting (Note 3 c.5)	933	2,593	876	13,456	37,379	13,886
Tariff Review - Remuneration basis	-	-	-	2,819	7,830	-
Effects of Law nº 11,638/07	792	2,197	474	1,153	3,200	80
Other	3,102	6,694	152	3,951	9,342	-

Total	69,231	192,196	1,502	84,568	250,205	13,966

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2009 and 2008:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Parent Company

	2009		2008

	Social		Social
	Contribution Tax	Income Tax	Contribution Tax	Income Tax
	(CSLL)	(IRPJ)	(CSLL)	(IRPJ)

Income before taxes	1,449,663	1,449,663	1,465,078	1,465,078
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(1,444,616)	(1,444,616)	(1,474,430)	(1,474,430)
- Intangible asset (goodwill) amortization	121,319	148,749	102,200	129,208
- Exclusion of Law 11,941/09 art. 4	(30,316)	(30,316)	-	-
- Other Permanent Additions, net	4,546	3,811	3,780	3,345

Calculation base	100,596	127,291	96,628	123,201
Statutory Tax Rate	9%	25%	9%	25%

Tax Debit Result	(9,054)	(31,823)	(8,697)	(30,800)
- Tax Credit Allocated	20,639	56,790	11,363	34,782

Total	11,585	24,967	2,666	3,982

	Consolidated

	2009		2008

	Social		Social
	Contribution Tax	Income Tax	Contribution Tax	Income Tax
	(CSLL)	(IRPJ)	(CSLL)	(IRPJ)

Income before taxes	1,884,524	1,884,524	1,921,699	1,921,699
Adjustments to Reflect Effective Rate:
- Intangible asset (goodwill) amortization	121,319	150,345	108,259	153,908
- CMC Realization	13,549	-	15,856	-
- Exclusion of Law 11,941/09 art. 4	(32,143)	(32,143)	-	-
- Effect of Presumed Profit System	(33,224)	(38,924)	(42,479)	(50,969)
- Other Permanent Additions (Exclusions), net	1,393	(22,618)	(17,695)	(17,430)

Calculation base	1,955,418	1,941,184	1,985,640	2,007,208
Statutory Tax Rate	9%	25%	9%	25%

Tax Debit Result	(175,988)	(485,296)	(178,708)	(501,801)
- Tax Credit Allocated	20,529	56,449	9,751	34,520

Total	(155,459)	(428,847)	(168,957)	(467,281)

Intangible asset (goodwill) amortization - Refers to the amortization of goodwill derived from the acquisition of investee companies, which is nondeductible for the income taxes purposes.

Realization of Complementary Restatement - CMC - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law n° 8,200/90, which is not deductible for purposes of determination of social contribution.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of the additional amount calculated as a result of the review of the Company’s projections.

Elimination under Law n° 11,941/09 – The reductions in interest, fines and legal charges on the amount deemed payable, as a result of adhering to the REFIS IV, were eliminated for the purposes of calculating IRPJ and CSLL, in accordance with the sole paragraph of article 4 of Law n° 11,941/09.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(11) OTHER CREDITS

	Consolidated

	Current		Non current

	2009	2008	2009	2008

Receivables from CESP	8,923	24,021	-	11,964
Receivables from BAESA's shareholders	15,503	14,147	15,503	28,296
Advances - Fundação CESP	6,299	5,700	-	-
Advance to suppliers	6,134	-	-	-
Pledges, Funds and Tied Deposits	1,696	436	36,883	92,977
Fund Tied to Foreign Currency Loans	-	-	19,148	30,023
Orders in Progress	4,420	4,919	-	2,379
Services Rendered to Third Parties	48,845	29,615	-	42
Reimbursement RGR	5,504	5,309	1,611	766
Advance Energy Purchase Agreements	13,989	2,548	57,537	40,598
Lease	2,949	1,133	21,243	5,256
Other	30,793	22,965	8,835	9,029

Total	145,055	110,793	160,760	221,330

Receivables from CESP: Refers to amounts receivable from CESP by the subsidiary CPFL Paulista, deriving from balances of the Income to be Offset account transferred to CESP in 1993. The balance is restated in accordance with the variation of the U.S. dollar, plus interest calculated on 50% of the Quarterly Libor rate, and a spread of 0.40625% p.a., with a final maturity date of January 2010.

Receivables from BAESA’s shareholders: From November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the results of the indirect subsidiary BAESA. To settle this question, BAESA’s shareholders agreed in 2007 that the excess contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate and offset over 36 months as from January, 2009.

From May 1, 2008, the question of the differences in contribution towards BAESA's income was solved through approval by ANEEL of restructuring of the energy sales contracts, whereby BAESA sells the energy quota corresponding to its participation to the subsidiary CPFL Geração under the same conditions and prices as the other shareholders, and the subsidiary CPFL Geração trades this energy with the subsidiaries CPFL Paulista and CPFL Piratininga.

Advances – Fundação CESP: Refers to advances to employee welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: These represent collateral offered to guarantee CCEE operations.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Services Rendered to Third Parties: Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Leasing – Refers to investments made in financial leasing projects relating to own power production energy equipment, in which the subsidiary CPFL Brasil is the lessor, and the main risks and benefits relating to the respective assets have been transferred to the lessees. They are recorded at present value of the minimum payments to be received, with these amounts received being used to amortize the investment and the financial income recorded in the income statement for the period throughout the duration of the respective contracts.

(12) INVESTMENTS

	Parent Company		Consolidated

	2009	2008	2009	2008

Permanent Equity Interests:
At equity method	3,249,508	3,048,118	-	-
At cost method	-	-	117,629	116,426
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,508,764	1,538,337	-	-

Total	4,745,444	4,573,627	104,801	103,598

12.1 - Permanent Equity Interests:

The principal information on the investments in direct permanent equity interest is as follows:

			2009			2009	2008	2009	2008

Investment	Number of (thousand) Shares held	Interest - %	Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries

CPFL Paulista	72,650	100%	72,650	497,388	457,853	497,388	497,388	457,853	593,834
CPFL Piratininga	53,031,259	100%	62,735	230,538	184,058	230,538	230,538	184,058	222,986
RGE	807,168	100%	851,861	1,105,611	171,708	1,105,611	1,097,274	171,888	164,033
CPFL Santa Cruz	371,772	99,99%	45,330	80,135	30,287	80,129	80,129	30,291	29,389
CPFL Leste Paulista	895,373	95.92%	12,217	40,213	14,722	39,386	-	14,222	-
CPFL Jaguari	211,844	87.27%	5,716	30,990	9,451	29,304	-	8,393	-
CPFL Sul Paulista	445,317	86.73%	10,000	42,012	14,601	40,022	-	12,836	-
CPFL Mococa	116,989	86.73%	9,850	28,894	9,831	26,481	-	8,713	-
CPFL Geração	205,487,716	100%	1,039,618	1,156,994	338,390	1,156,994	1,140,074	338,390	229,746
CPFL Brasil	2,999	100%	2,999	3,598	210,411	3,598	3,598	210,411	196,905
CPFL Atende (*)	1	100%	1	(1,259)	(376)	(1,259)	(883)	(376)	(884)
CPFL Planalto	630	100%	630	630	7,531	630	-	7,531	-
CPFL Serviços	1,443,141	87.82%	5,800	2,326	(9,010)	2,350	-	(8,144)	-
Perácio	-	100%	-	-	-	-	-	-	38,421
CPFL Jaguariuna	189,620	100%	2,481	2,180	(301)	2,180	-	(301)	-
CPFL Jaguari Geração	40,072	87.34%	40,108	41,395	9,925	36,156	-	8,851	-

Total						3,249,508	3,048,118	1,444,616	1,474,430

(*) Number of quotes

The changes in the balance of equity interests are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

Subsidiaries	2008	Corporate restructuring	Capital decrease	Transfer of shares	Equity	Dividends	Interest on shareholders' equity	2009

CPFL Paulista	497,388	-	-	-	457,853	(427,389)	(30,464)	497,388
CPFL Piratininga	230,538	-	-	-	184,058	(169,938)	(14,120)	230,538
RGE	1,097,274	-	-	-	171,888	(91,390)	(72,161)	1,105,611
CPFL Santa Cruz	80,129	-	-	-	30,291	(25,383)	(4,908)	80,129
CPFL Leste Paulista	-	68,599	(28,968)	(158)	14,222	(11,531)	(2,778)	39,386
CPFL Jaguari	-	38,864	(9,015)	(447)	8,393	(6,751)	(1,740)	29,304
CPFL Sul Paulista	-	57,849	(17,560)	(206)	12,836	(10,582)	(2,315)	40,022
CPFL Mococa	-	29,725	(2,693)	(624)	8,713	(7,205)	(1,435)	26,481
CPFL Geração	1,140,074	-	-	-	338,390	(251,643)	(69,827)	1,156,994
CPFL Brasil	3,598	-	-	-	210,411	(210,411)	-	3,598
CPFL Atende	(883)	-	-	-	(376)	-	-	(1,259)
CPFL Planalto	-	630	-	-	7,531	(7,531)	-	630
CPFL Serviços	-	10,437	-	57	(8,144)	-	-	2,350
CPFL Jaguariuna	-	2,481	-	-	(301)	-	-	2,180
CPFL Jaguari Geração	-	36,867	-	(1,224)	8,851	(8,338)	-	36,156

	3,048,118	245,452	(58,236)	(2,602)	1,444,616	(1,228,092)	(199,748)	3,249,508

a) Corporate Restructuring: Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737, ANEEL approved a corporate restructuring involving Perácio, CPFL Jaguariúna and its subsidiaries. The operation was put into effect in the first quarter of 2009, and consisted of:

• Increase in the capital of Perácio:

An Extraordinary General Meeting (EGM) held on January 29, 2009 approved an increase of R$ 413,543 in the capital of Perácio by the Company, by capitalization of AFAC amounting to R$ 409,310 and other accounts receivable of R$ 4,233.

• Merger of Perácio by CPFL Jaguariúna:

An EGM held on February 18, 2009 approved the merger of Perácio by CPFL Jaguariúna. The merged company was consequently terminated and CPFL Jaguariúna succeeded to all its assets, rights and obligations.

The concepts of CVM Instruction n° 319/99 and n° 349/01 were applied at the time of the merger, so that a provision for adjusted goodwill was recorded, generating a tax credit of R$ 40,824 (note 10). In its reassessment, the Company recorded goodwill (intangible concession asset) of R$ 79,990.

• Partial spin-off of CPFL Jaguariúna:

An EGM held on March 25, 2009 approved the corporate restructuring involving the partial spin-off and the consequent reduction of capital of the subsidiary CPFL Jaguariúna.

In this corporate restructuring, the subsidiary CPFL Jaguariúna effected a capital reduction of R$ 290,248 by transferring investments totalling R$ 201,339, and other liquid assets of R$ 88,909, including dividends receivable of R$ 66,776 and cash of R$ 2,000.

The balance of this restructuring of R$ 245,452 shown in the table above is composed basically of the capital increase of R$ 413,543, having deducted the goodwill (intangible asset in the consolidated accounts – note 14) of R$ 79,990, resulting from the merger, and the abovementioned other liquid assets.

Since completion of the corporate restructuring, the Company holds direct control of these subsidiaries.

b) Capital Reduction:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The EGM of March 25, 2009 also approved a reduction of capital of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. The objective of this reduction, which resulted in a financial reimbursement of R$ 58,236 to the Company, was to adjust the capital structure of subsidiaries. This operation did not result in cancellation of shares.

c) Share Transfer - shares held in custody:

The Meeting of the Board of Directors held on October 28, 2009, approved the transfer of all shares held in custody by the Company, issued by the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Jaguari and Jaguari Geração, that had been reported as Investment since the dissolution of cross shareholdings of the companies of “CMS Energy Brasil” group, in 2004. These belong to shareholders who have been identified, but have not been located. The total amount of this share transfer was R$ 2,602.

d) Restructuring of Foz do Chapecó

On August 20, 2009, the indirect subsidiaries Foz do Chapecó and Chapecoense held Extraordinary General Meetings to ratify the corporate restructuring involving the companies. This restructuring consisted of the transfer of all the shares in Foz do Chapecó currently held by the subsidiary CPFL Geração and by Companhia Estadual de Energia Elétrica (“CEEE-GT”) to Chapecoense Geração S.A. (“Chapecoense”). The partners of Chapecoense are now CPFL Geração, holding 51%, CEEE-GT with 9% and Furnas with 40%. Accordingly, Chapecoense will now hold 100% of the capital of Foz do Chapecó. This restructuring did not change the participations previously held by the partners in the venture.

e) EPASA

On September 15, 2009 the subsidiary CPFL Geração signed a contract to acquire 51% of the capital of Centrais Elétricas da Paraíba S.A. (“EPASA”) (note 1).

f) Bio Formosa

The indirect subsidiary, Bio Formosa, was formed on October 20, 2009 (note 1).

g) Wind Power Companies

On September 09, 2009 the subsidiary CPFL Geração acquired 100% of the shares of the wind power companies (note 1).

12.2 - Interest on Shareholders’ Equity and Dividend:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Parent Company

	Interest on Shareholders’
	Dividend		Equity		Total

Subsidiaries	2009	2008	2009	2008	2009	2008

CPFL Paulista	255,308	276,441	12,683	13,213	267,991	289,654
CPFL Piratininga	169,938	121,795	12,002	6,127	181,940	127,922
RGE	91,391	27,803	30,045	31,307	121,436	59,110
CPFL Santa Cruz	24,331	19,925	2,044	2,411	26,375	22,336
CPFL Geração	121,936	184,379	29,072	59,953	151,008	244,332
CPFL Brasil	109,466	123,918	-	-	109,466	123,918
Perácio	-	17,660	-	-	-	17,660
CPFL Leste Paulista	11,528	-	2,361	-	13,889	-
CPFL Sul Paulista	10,551	-	1,965	-	12,516	-
CPFL Jaguari	5,069	-	694	-	5,763	-
CPFL Mococa	5,047	-	639	-	5,686	-
CPFL Serviços	3,648	-	-	-	3,648	-
CPFL Planalto	4,152	-	-	-	4,152	-
CPFL Jaguari Geração	5,011	-	-	-	5,011	-

Total	817,376	771,921	91,505	113,011	908,881	884,932

In 2009, the Company received R$ 1,423,009 in respect of the dividends and interest on shareholders’ equity declared.

12.3 – Investment at cost

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.’s 5.93% participation in the total capital of Investco S/A, comprising 28,154 common shares and 18,508 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 39.66% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) who assign the right to 10% of net income before profit sharing, these effects, totaling R$ 72,905, were registered in the liabilities of the consolidated financial statements under Non-Controlling Shareholders Interest.

12.4 – Goodwill

The goodwill refers mainly to the acquisition of investments (right to operate the concessions). In the consolidated financial statements, these amounts were reclassified to Intangible Assets, as described in Note 14.

(13) PROPERTY, PLANT AND EQUIPMENT

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Consolidated

	2009			2008

	Historical Cost	Accumulated Depreciation	Net Value	Net Value

In Service
- Distribution	8,429,714	(4,302,729)	4,126,985	3,834,530

Land	52,543	-	52,543	52,034
Buildings, Constructions and Improvements	189,917	(113,328)	76,589	69,403
Machinery and Equipment	8,067,046	(4,104,021)	3,963,025	3,683,211
Vehicles	85,694	(64,274)	21,420	17,865
Furniture and Fixtures	34,514	(21,106)	13,408	12,017

- Generation	2,160,778	(249,508)	1,911,270	1,909,068

Land	32,526	-	32,526	29,777
Reservoirs, Dams and Pipeline	781,854	(76,321)	705,533	718,985
Buildings, Constructions and Improvements	571,063	(55,529)	515,534	504,985
Machinery and Equipment	772,188	(115,773)	656,415	653,988
Vehicles	1,248	(779)	469	447
Furniture and Fixtures	1,899	(1,106)	793	886

- Commercialization	166,618	(77,442)	89,176	113,722

Land	246	-	246	276
Buildings, Constructions and Improvements	15,013	(9,004)	6,009	3,819
Machinery and Equipment	133,551	(58,944)	74,607	102,727
Vehicles	8,312	(5,773)	2,539	2,775
Furniture and Fixtures	9,496	(3,721)	5,775	4,125

- Administration	143,158	(88,563)	54,595	55,588

Land	2,939	-	2,939	3,090
Buildings, Constructions and Improvements	48,023	(28,537)	19,486	23,682
Machinery and Equipment	43,268	(28,762)	14,506	13,412
Vehicles	8,639	(6,033)	2,606	2,025
Furniture and Fixtures	40,289	(25,231)	15,058	13,379

- Leased assets	943,351	(264,119)	679,232	699,237

Land	4,675	-	4,675	4,675
Reservoirs, Dams and Pipeline	107,724	(24,781)	82,943	83,203
Buildings, Constructions and Improvements	523,535	(133,266)	390,269	401,260
Machinery and Equipment	307,196	(106,015)	201,181	210,054
Vehicles	14	(14)	-	-
Other	207	(43)	164	45

Subtotal	11,843,619	(4,982,361)	6,861,258	6,612,145
In Progress
- Distribution	329,017	-	329,017	265,767
- Generation	1,307,776	-	1,307,776	692,458
- Commercialization	13,173	-	13,173	15,963
- Administration	29,975	-	29,975	32,055

	1,679,941	-	1,679,941	1,006,243

Subtotal	13,523,560	(4,982,361)	8,541,199	7,618,388
Special obligations linked to the concession			(1,053,983)	(1,004,041)
Total Property, Plant and Equipment			7,487,216	6,614,347

The assets and installations used for generation, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Energy Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The average depreciation rate of the assets is approximately 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

Leased Assets: In the consolidated financial statements, the leased assets refer principally to the assets of the Serra da Mesa Plant, leased to the concession holder (Furnas), for a 30-year period, ending in 2028 (see details in note 1). The risks and benefits related to these assets were not transferred to the lessee and the assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS. On termination of the concession, these assets and facilities revert to the Granting Authority, in return for compensation.

Construction in progress: The consolidated balance mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó and EPASA generation project, with total property, plant and equipment of R$ 2,019,270 and R$ 349,666 (R$ 1,029,828 and R$ 178,330 proportional to the participation of the subsidiary CPFL Geração).

The interest on the loans taken by the projects to finance the construction are capitalized during the construction phase. During 2009, the total of R$ 58,649 proportionate to the interest of the subsidiary CPFL Geração (R$ 51,023 in 2008) was capitalized in the consolidated financial statements.

Special Obligations linked to the Concession - Represent the amounts received from consumers and donations not linked to any return, and subsidies for funding investments to respond to applications for electric energy supply in the distribution business. As from the Second Tariff Review Cycle, the effects of the quotas for reintegration of the values of assets formed with funds from the Special Obligations, irrespective of the date of formation, are eliminated in the accounts by amortization of these obligations.

Impairment test

As of December 31, 2009, the Company conducted impairment tests on property, plant and equipment, as described in Note 14.3.

(14) INTANGIBLE ASSETS

	Parent company		Consolidated

	2009	2008	2009	2008

Intangible concession asset	-	-	2,182,961	2,386,482
Other intangible assets	4,468	380	371,439	313,654

Total	4,468	380	2,554,400	2,700,136

14.1 Breakdown of the Intangible Concession Asset

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Consolidated
	2009			2008	Annual amortization rate

	Historical Cost	Accumulated Amortization	Net Value	Net Value	2009	2008

INTANGIBLE CONCESSION ASSET
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(80,924)	223,937	245,322	6.38%	6.23%
CPFL Piratininga	39,065	(10,046)	29,019	31,619	6.65%	6.70%
CPFL Geração	54,555	(14,657)	39,898	43,150	5.99%	6.21%
RGE	3,150	(385)	2,765	2,959	6.14%	6.07%
Other	-	-	-	24	-	-

	401,631	(106,012)	295,619	323,074
Subsidiaries
CPFL Jaguariúna	-	-	-	120,815	-	11.81%
ENERCAN	10,233	(1,607)	8,626	9,319	5.78%	4.83%
Barra Grande	3,081	(829)	2,252	2,432	5.85%	6.65%
Foz do Chapecó	-	-	-	7,319	-	-
Chapecoense	7,376	-	7,376	-	-	-
EPASA	498	-	498	-	-	-
Santa Clara I	4,571	-	4,571	-	-	-
Santa Clara II	4,571	-	4,571	-	-	-
Santa Clara III	4,571	-	4,571	-	-	-
Santa Clara IV	4,571	-	4,571	-	-	-
Santa Clara V	4,571	-	4,571	-	-	-
Santa Clara VI	4,571	-	4,571	-	-	-
Eurus VI	1,147	-	1,147	-	-	-
Outros	14,488	(10,508)	3,980	7,200	6.06%	4,99% to 11,65%

	64,249	(12,944)	51,305	147,085

Subtotal	465,880	(118,956)	346,924	470,159
Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(720,600)	399,666	419,982	4.03%	4.50%
CPFL Geração	426,450	(203,224)	223,226	239,464	6.03%	5.74%

Subtotal	1,546,716	(923,824)	622,892	659,446
Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(351,819)	722,207	790,690	6.23%	6.23%
CPFL Piratininga	115,762	(29,767)	85,995	93,696	6.65%	6.70%
RGE	310,128	(47,289)	262,839	281,236	5.96%	5.88%
CPFL Santa Cruz	61,685	(20,842)	40,843	49,641	14.26%	15.12%
CPFL Leste Paulista	27,034	(4,341)	22,693	-	15.08% and 16.91%	-
CPFL Sul Paulista	38,168	(6,078)	32,090	-	15.08% and 16.34%	-
CPFL Jaguari	23,600	(3,582)	20,018	-	15.26% and 16.0%	-
CPFL Mococa	15,124	(2,536)	12,588	-	15.42% and 17.43%	-
CPFL Jaguari Geração	15,275	(1,403)	13,872	-	9.19%	-

	1,680,802	(467,657)	1,213,145	1,215,263
Subsidiaries
CPFL Leste Paulista	-	-	-	12,570	-	8.67%
CPFL Sul Paulista	-	-	-	12,308	-	8.59%
CPFL Jaguari	-	-	-	11,754	-	8.56%
CPFL Mococa	-	-	-	4,982	-	8.49%

	-	-	-	41,614

Subtotal	1,680,802	(467,657)	1,213,145	1,256,877

Total	3,693,398	(1,510,437)	2,182,961	2,386,482

Until December 31, 2007, amounts related to goodwill on an acquisition or an increase in equity interest were recorded under Investments (“Goodwill”) and Property, plant and equipment (“Other assets not tied to the concession”). Since the enactment of Law nº 11,638/07 and the publication of CPC 04 Intangible Assets, in 2008, these amounts are defined and classified as intangible assets in the consolidated financial statements.

• Intangible concession asset

Corresponds to the difference between the amount paid and the equity of acquired companies on the respective acquisition dates, as well as the future benefit held by the parent company of the right to exploit the concession. Classified as intangible assets with a fixed useful life, amortized in proportion to the net income curves projected for the remaining term of the concession contract. The intangible assets related to granting of concession are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

- Intangible asset acquired, not merged

The parent company’s balance refers mainly to the goodwill on acquisition of all the shares held by CPFL Geração’s minority shareholders in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007.

- Intangible asset acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions n° 319/99 and n° 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a subsidiary by the parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries apply the concepts of CVM Instructions nº 319/99 and nº 349/01 in relation to this goodwill. Accordingly, a reserve was recorded to maintain the integrity of the subsidiaries’ equity, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and goodwill was recorded in the parent company in order to restore it.

• Other intangible assets

The balance mainly comprises software, with a defined useful life, and amortization of 20% p.a., and rights of way, with indefinite useful life, recovery of which is analyzed in accordance with CPC 01 Impairment of Assets.

The changes in intangible assets for fiscal year 2009 are shown below:

	Consolidated

	December 31, 2008	Corporate restructuring	Addition	Disposal	Amortization	December 31, 2009

Intangible asset acquired, not merged
Historical cost	582,601	(145,859)	29,138	-	-	465,880
Accumulated Amortization	(112,442)	22,512	-	-	(29,026)	(118,956)

	470,159	(123,347)	29,138	-	(29,026)	346,924
Intangible asset acquired and merged – Deductible
Historical cost	1,546,716	-	-	-	-	1,546,716
Accumulated Amortization	(887,270)	-	-	-	(36,554)	(923,824)

	659,446	-	-	-	(36,554)	622,892
Intangible asset acquired and merged – Reassessed
Historical cost	1,632,142	48,660	-	-	-	1,680,802
Accumulated Amortization	(375,265)	28,927	-	-	(121,319)	(467,657)

	1,256,877	77,587	-	-	(121,319)	1,213,145

Subtotal	2,386,482	(45,760)	29,138	-	(186,899)	2,182,961

Other intangible assets	313,654	4,128	93,908	(1,741)	(38,510)	371,439

Total	2,700,136	(41,632)	123,046	(1,741)	(225,409)	2,554,400

14.2 - Concession Agreements

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as “Public

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M and as of December 31, 2009 are as follows:

	Public utilities liabilities

	Annual amount		Total amount		Payment

	Total	CPFL Energia interest	Total	CPFL Energia interest	Number of installment	Begin	Final

CERAN	6,775	4,404	196,475	127,709	348	Mar/2007	Feb/2036
ENERCAN	1,749	852	49,701	24,216	341	Jun/2006	Oct/2034
BAESA	17,936	4,485	520,144	130,067	348	Jun/2007	May/2036
Foz do Chapecó	38,916	19,847	1,021,545	520,988	315	Sep/2010	Nov/2036
Paulista Lajeado (*)	229	120	6,641	3,476	348	Jan/2004	Jan/2033

TOTAL	65,605	29,708	1,794,506	806,456

(*) The total amount relates to the Paulista Lajeado's interest of 6.93% on the concession agreement.

The subsidiaries record the amounts as expenses in accordance with the contractual maturities.

14.3 Analysis of the recoverable value

In accordance with CPC 01 Impairment of Assets, at the end of fiscal year 2009, the Company examined whether there were any indications of a devaluation of its assets that could generate the need to test their recoverable value. This assessment was performed based on both external information sources and historical data, taking into consideration variations in interest rates and changes in market conditions, among other factors.

The result of this assessment did not indicate any signs of a reduction in the recoverable value of these assets, and there are therefore no impairment losses to be recorded.

(15) SUPPLIERS

	Consolidated

Current	2009	2008

System Service Charges	34,556	32,326
Energy Purchased	635,148	631,554
Electricity Network Usage Charges	145,317	150,346
Materials and Services	142,480	114,819
Regulatory Liability (note 3)	61,341	29,216
Other	2,506	24,083

Total	1,021,348	982,344

Noncurrent
Electricity Network Usage Charges	42,655	85,311

The noncurrent balance refers to charges related to the Use of the Distribution System and the changes are due mainly to the pass-through to CTEEP, as mentioned in Note 5.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(16) INTEREST, LOANS AND FINANCING

	Consolidated

	2009				2008

	Interest Current and Non-current	Principal		Total	Interest Current and Noncurrent	Principal		Total

		Current	Noncurrent			Current	Noncurrent

At cost
LOCAL CURRENCY
BNDES - Power Increases (PCH's)	86	7,321	13,538	20,945	128	10,108	20,868	31,104
BNDES - Investment	10,168	344,048	2,262,436	2,616,652	36,093	240,638	2,035,314	2,312,045
BNDES - Purchase of assets	49	661	5,628	6,338	30	194	3,356	3,580
Furnas Centrais Elétricas S.A.	379	46,028	-	46,407	1,158	93,666	46,833	141,657
Financial Institutions	10,325	181,922	164,054	356,301	5,025	37,460	196,225	238,710
Other	554	22,181	30,693	53,428	516	28,525	36,826	65,867

Subtotal	21,561	602,161	2,476,349	3,100,071	42,950	410,591	2,339,422	2,792,963

FOREIGN CURRENCY

IDB	260	3,652	51,379	55,291	541	4,500	73,862	78,903
Financial Institutions	541	3,920	46,503	50,964	860	5,999	67,676	74,535

Subtotal	801	7,572	97,882	106,255	1,401	10,499	141,538	153,438

Total at cost	22,362	609,733	2,574,231	3,206,326	44,351	421,090	2,480,960	2,946,401

At Fair Value
FOREIGN CURRENCY
Instituições Financeiras	66,608	87,490	941,005	1,095,103	58,834	102,077	1,355,922	1,516,833

Total	66,608	87,490	941,005	1,095,103	58,834	102,077	1,355,922	1,516,833

Total	88,970	697,223	3,515,236	4,301,429	103,185	523,167	3,836,882	4,463,234

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

At cost	2009	2008	Remuneration	Amortization	Collateral

Local currency
BNDES - Power Increases
CPFL Geração	20,847	30,635	TJLP + 3.1% to 4.3% p.a.	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	98	469	UMBND + 3.5% to 4.0% p.a.	72 and 84 monthly installments from February 2003 and September 2004	Guarantee of CPFL Energia and Paulista
BNDES - Investment
CPFL Paulista - FINEM II	63,655	127,157	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	107,614	134,356	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	237,325	100,498	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM I	23,702	47,349	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	63,927	79,813	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	104,990	54,768	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM III	67,285	89,605	TJLP + 2.0 to 2.9% p.a.	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	173,424	96,481	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
CPFL Santa Cruz	2,255	2,275	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,018	3,015	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,498	2,495	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,024	2,004	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	3,350	2,004	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	136,045	151,561	TJLP + 3.125% to 4.125% p.a.	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	28,058	42,015	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	307,203	340,007	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	18,557	27,663	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	271,336	289,519	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	39,638	56,605	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	123,034	127,026	TJLP + 3.69% p.a. (average of	168 monthly installments from November 2008	Guarantee of CPFL Energia
			percentage)
Foz do Chapecó	792,209	535,829	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising
					from the Concession, blocked income and
					guarantee of CPFL Energia
CPFL Bioenergia	15,248	-	TJLP + 1.9% p.a.	144 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL
					Energia
CPFL Bioenergia	30,257	-	4.5% p.a.	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL
					Energia
BNDES - Purchase of assets
CPFL Brasil	6,338	3,580			Linked to the asset acquired
			TJLP + from 1.94% to 2.84% p.a.	36 monthly installments from May 2009

Furnas Centrais Elétricas S.A.
CPFL Geração	46,407	141,657	IGP-M + 10% p.a. (2)	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Lei 8727	39,314	47,548	IGP-M + 7.42% p.a.	240 monthly installments from May 1994	Receivables
CPFL Piratininga
Banco Alfa	50,017	-	105.1% of CDI	1 installment in January 2010	No guarantee
CPFL Santa Cruz
HSBC	40,747	36,677	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CPFL Geração
Banco Itaú	102,750	101,650	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Bradesco	99,485	-	105.1% of CDI	1 installment in January 2010	Guarantee of CPFL Energia
CERAN
Banco Bradesco	23,988	52,835	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Other
Eletrobrás
CPFL Paulista	8,648	8,887	RGR + 6.0% to 9.0% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,415	1,903	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	12,095	11,309	RGR + 6% p.a.	Monthly installments until July 2020	Receivables/Promissory notes
CPFL Santa Cruz	4,660	5,509	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,011	1,136	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,779	1,694	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	31	35	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	285	320	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Other	23,504	35,074

Local Currency - At cost	3,100,071	2,792,963
Foreign currency

IDB - Enercan	55,291	78,903	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (9)
Debt Conversion Bond	5,207	9,807	US$ + Libor 6 months + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	-	370	US$ + Libor	17 quarterly installments from April 2001	Revenue/Government SP guaranteed
			6 months + 0.875% p.a.
FLIRB	-	375	US$ + Libor	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
			6 months + 0.8125% p.a.
C-Bond	8,462	13,881	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	15,264	20,533	US$ + Libor 6 months + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	22,031	29,569	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Foreign currency - At cost	106,255	153,438

Total at cost	3,206,326	2,946,401
Foreign currency

At fair Value
Financial institution
CPFL Paulista
Banco do Brasil	101,233	131,435	Yen + 5.7778% p.a. (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	385,969	490,276	Yen + 1.49% p.a.(4)	1 installment in January 2012	No guarantee
CPFL Piratininga
Banco BNP Paribas	-	60,548	US$ + 4.10% p.a. (5)	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil	-	46,687	Yen + 5.7778% p.a. (6)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	101,332	131,564	Yen + 5.8% p.a. (7)	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	506,569	656,323	Yen + 2.5% to 5.8% p.a. (8)	1 installment in January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,095,103	1,516,833

Total - Consolidated	4,301,429	4,463,234

The Company and its subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 180.0% to 185.2% of CDI	(3) 104.5% of CDI	(5) 104.5% and 107.6% of CDI		(7) 104.2% of CDI
(2) 106.5% and 107.0% of CDI	(4) 104.98% of CDI	(6) 103.5% of CDI		(8) 104.5% of CDI
(9) As certain assets are dollar indexed (Note11), a partial swap of R$ 31.260 was contracted, converting the currency variation to 113% and 113.7 % of the CDI.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to match the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following table provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	2009

	Value at cost				Fair value (accounting balance)

	Interest - Current and noncurrent	Principal		Total

Foreign currency		Current	Noncurrent

At fair value
CPFL Paulista
Banco do Brasil	9,757	-	91,968	101,725	101,233
Banco ABN AMRO Real	2,238	-	386,266	388,504	385,969
CPFL Geração
Banco do Brasil	54,613	87,704	467,574	609,891	607,901

Subtotal Foreign currency - Consolidated	66,608	87,704	945,808	1,100,120	1,095,103

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market, amounting R$ 5,017 are offset by the effects of R$ 12,428 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 32), generating a net loss of R$ 7,411.

Main funding:

Local currency

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. During the year, the subsidiary received the amount of R$ 136,128 and of the estimated remaining balance of R$ 109,862, R$ 8,900 is scheduled for release by the end of the first quarter of 2010 and the rest will be cancelled. The interest was paid quarterly and as from January 15, 2010, amortizations will be paid monthly.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. In this fiscal year, the subsidiary has received the amount of R$ 49,945, and the remaining balance of R$ 50,733 will be cancelled. The interest was paid quarterly until December 31, 2009 and will be amortized monthly as from January 15, 2010.

BNDES – Investment FINEM IV (subcredit “A”) – (RGE) – The subsidiary obtained approval for financing of R$ 216,131 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. In this fiscal year, the subsidiary received the amount of R$ 76,501 and the remaining balance of R$ 39,630 will be cancelled. The interest was paid quarterly and will be amortized monthly as from January 15, 2010.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

BNDES - Investment (Foz do Chapecó) – In 2007, the subsidiary obtained approval for financing of R$ 1,633,155 (R$ 832,909 in proportion to the participation of CPFL Geração) to be invested in the construction work of the Foz do Chapecó Hydropower Plant. In this fiscal year, the subsidiary received the amount of R$ 394,606 (R$ 201,249 in proportion to the participation of the subsidiary CPFL Geração) and the remaining balance of R$ 250,442 (R$ 127,725 in proportion to the participation of CPFL Geração) is scheduled for release by the end of the first semester of 2010. The interest and principal will be paid monthly as from October 2011.

BNDES – Investment (CPFL Bioenergia) – The subsidiary obtained approval for financing of a total amount of R$ 75,297 from the BNDES in 2009, of which R$ 37,491 is from FINEM and R$ 37,806 from FINAME, to be invested in the construction of a 45 MW Thermoelectric Plant powered by sugarcane waste. One installment of R$45,491 was released in December 2009, R$ 15,241 from FINEM and R$ 30,250 from FINAME. The remaining balance of R$ 29,806 is scheduled for release by October 2010. The interest and principal will be paid monthly as from June 2011.

Financial Institutions (CPFL Piratininga) - In 2009, the subsidiary contracted a loan of R$ 50,000 from Banco Alfa de Investimento S/A in order to finance working capital requirements. There are no restrictive covenants.

Financial Institutions (CPFL Geração) – The subsidiary contracted a loan of R$ 99,074 from Banco Alfa de Investimento S/A in 2009. The funds are to be used to pay the capital increases made on December 14, 2009 in the subsidiaries Santa Clara I, Santa Clara II, Santa Clara III, Santa Clara IV, Santa Clara V, Santa Clara VI and Eurus VI. The settlement of the interest and principal is scheduled for February 12, 2010. There are no restrictive covenants.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the respective amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated

2011	1,001,836
2012	728,744
2013	316,855
2014	263,073
After 2014	1,209,531

3,520,039
Mark to market	(4,803)

Total	3,515,236

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local and foreign currency, already considering the effects of conversion of the derivative instruments, are shown below:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Accumulated Variation in %		% of Debt

Index	2009	2008	2009	2008

IGP-M	(1.71)	9.81	2.12	4.24
UMBND	(25.66)	33.86	3.29	5.62
TJLP	6.13	6.25	58.76	49.74
CDI	9.88	12.38	34.01	38.93
Other	-	-	1.82	1.47

			100.00	100.00

RESTRICTIVE COVENANTS BNDES

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) full compliance with the restrictive conditions established in the contract; and (iii) maintaining certain financial ratios within pre-established parameters, as follows:

CPFL Paulista

• Net indebtedness divided by EBITDA – maximum of 3.0;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

CPFL Piratininga

• Net indebtedness divided by EBITDA – maximum of 3.0 in 2008 and 2.5 in 2009 and subsequent years;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80.

RGE

BNDES - FINEM

• Net indebtedness divided by EBITDA – maximum of 2.5.

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.5.

CPFL Geração

The loans from the BNDES by the jointly-controlled, indirect subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

The subsidiary ENERCAN’s loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within pre-established parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The loan agreement for CPFL Bioenergia’s loan from BNDES, stipulates that the subsidiary may not pay out dividends for the years of 2009 to 2012, and may only do so from 2013 onwards if all the following conditions are met:

i) Full compliance with its contractual obligations;

ii) Minimum debt coverage ratio of 1.0 ; and

iii) Maximum overall Indebtedness ratio of 0.8.

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with.

(17) DEBENTURES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

					Consolidated

					2009					2008

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

Parent Company 3rd Issue
Single series	45,000	CDI + 0.45% p.a. (1)	100% CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	12,788	-	450,000	462,788	20,047	-	450,000	470,047
CPFL Paulista 2nd Issue
1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	-	-	-	-	8,606	119,680	-	128,286
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	-	-	-	-	8,430	170,599	-	179,029
3rd Issue
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	4,618	-	640,000	644,618	7,083	-	640,000	647,083

4th Issue
Single series	175,000	110.3% of CDI p.a.	110.3% CDI p.a. + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee	8,285	64,303	109,601	182,189	-	-	-	-

						12,903	64,303	749,601	826,807	24,119	290,279	640,000	954,398
CPFL Piratininga
1st Issue
1st series	40,000	104.0% of CDI p.a.	104.0% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	17,690	200,000	200,000	417,690	27,176	-	400,000	427,176
2nd Issue
Single series	1	106.45% of CDI p.a.	106.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	2,189	-	100,000	102,189	3,479	-	100,000	103,479

						19,879	200,000	300,000	519,879	30,655	-	500,000	530,655
RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73%	April 1st, 2011	Unsecured	1,630	-	26,200	27,830	2,033	1,903	26,200	30,136
2nd series	20,380	106.0% of CDI p.a.	106.0% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	-	-	-	-	7,058	203,800	-	210,858
3rd Issue
1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	741	-	100,000	100,741	1,110	-	100,000	101,110
2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	6,437	-	140,000	146,437	9,671	-	140,000	149,671
3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,491	-	40,000	41,491	2,290	-	40,000	42,290
4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments fromDecember 2011	CPFL Energia guarantee	1,103	-	50,000	51,103	1,711	-	50,000	51,711
5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,103	-	50,000	51,103	1,711	-	50,000	51,711

4th Issue

Single series	185,000	110.30% of CDI p.a	110.3% CDI p.a.+ 0.82%	July 1st, 2011	Unsecured	8,758	-	183,804	192,562	-	-	-	-

						21,263	-	590,004	611,267	25,584	205,703	406,200	637,487

CPFL Leste Paulista
1st Issue
Single series	2,400	111.90% of CDI p.a.	111.9% DI + 0.65%	July 1st, 2011	CPFL Energia guarantee	1,153	-	23,894	25,047	-	-	-	-

CPFL Sul Paulista
1st Issue
Single series	1,600	111.00% of CDI p.a.	111% DI + 0.6%	July 1st, 2011	CPFL Energia guarantee	762	-	15,936	16,698	-	-	-	-

CPFL Jaguari
1st Issue
Single series	1,000	111.90% of CDI p.a.	111.9%DI + 0.79%	July 1st, 2011	CPFL Energia guarantee	480	-	9,948	10,428	-	-	-	-

CPFL Brasil
1st Issue
Single series	16,500	111% of CDI p.a.	111% CDI p.a. + 0.57%	July 1st, 2011	CPFL Energia guarantee	7,862	-	164,221	172,083	-	-	-	-

CPFL Geração
1st Issue
Single series	69,189	TJLP + 4 to 5% p.a.	TJLP to 5% p.a.	Semiannual with settlement in June 2009	CPFL Energia guarantee, Receivables and CPFL Geração common nominal shares	-	-	-	-	645	80,930	-	81,575
2nd Issue

Single series	425,250	109.8% of CDI p.a.	109.8% CDI p.a.+0.58%	July 1st, 2011	CPFL Energia guarantee	20,039	-	423,295	443,334	-	-	-	-

EPASA
1st Issue

Single series	450	112.6% of CDI	116.9% CDI	December 1st, 2010	CPFL Energia guarantee	3,504	228,473	-	231,977	-	-	-	-

BAESA
1st series	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	308	3,164	18,195	21,667	532	3,164	21,359	25,055
2nd series	9,000	CDI + 0.4% p.a	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	343	3,085	6,075	9,503	530	-	9,331	9,861

						651	6,249	24,270	31,170	1,062	3,164	30,690	34,916

						101,284	499,025	2,751,169	3,351,478	102,112	580,076	2,026,890	2,709,078

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

Remuneration

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The remuneration of the debentures of subsidiaries will be paid half yearly, except for: (i) 1st series of the indirect subsidiary BAESA, which will be paid quarterly; (ii) 1st issuance of the subsidiary CPFL Piratininga and 1st series of 2nd issuance of the subsidiary RGE which will be paid annually.

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated

2011	1,601,100
2012	494,201
2013	494,201
2014	154,201
After 2014	7,466

Total	2,751,169

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

• Ratio of net indebtedness to EBITDA – maximum of 3.75 ; and
• Ratio of EBITDA to Financial Income (Expense) – minimum of 2.25.

CPFL Paulista and CPFL Piratininga

• Ratio of net indebtedness to EBITDA – maximum of 3.0; and
• Ratio of EBITDA to financial income (expenses) – minimum of 2.25;

RGE

• Ratio of net indebtedness to EBITDA – maximum of 3.0; and
• Ratio of EBITDA to financial income (expenses) – minimum of 2.0,

CPFL Geração

• Ratio of net indebtedness to EBITDA – maximum of 3.5;
• Ratio of EBITDA to financial income (expenses) – minimum of 2.0;

CPFL Brasil

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) – minimum of 2.25;

CPFL Jaguari

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) - minimum of 2.25;

CPFL Leste Paulista

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) – minimum of 2.0;

CPFL Sul Paulista

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) - minimum of 2.25.

BAESA

The debentures issued by the indirect subsidiary BAESA provide for early maturity if the total indebtedness exceeds 75% of its total assets.

Certain debentures of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default).

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(18) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social (“ELETROCEEE”), the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to CPFL Paulista.

b) Mixed model, as from November 1, 1997, which covers:

• benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

• scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiary in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be settled in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI (FGV). Under the Contractual Addendum signed with Fundação CESP on January 17, 2008, the payment terms changed to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation as of December 31, 2009 is R$ 508,706 (R$ 702,696 in 2008). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision no 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998, this is a pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the obligation as of December 31, 2009, is R$ 150,444 (R$ 183,507 in 2008). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision no 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

The subsidiary CPFL Santa Cruz’s benefit plan, managed by BB Previdência – Fundo de Pensão do Banco do Brasil is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. As of December 31, 2009, the balance of the liability was R$ 10,236 (R$ 14,237 in 2008). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision no 371/00.

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

VII – Changes in the defined benefit plans

The amounts recognized in the balance sheet as of December 31, 2009 and 2008, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, and in line with the criteria of CVM Resolution nº 371/00, are presented as follows:

	2009

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Present value of actuarial liabilities with cover	2,962,118	760,719	182,615	64,198	3,969,650
Fair value of plan's assets	(2,611,813)	(676,790)	(212,369)	(54,969)	(3,555,941)

Present value of liabilities exceeding fair value of assets	350,305	83,929	(29,754)	9,229	413,709

Unrecognized actuarial gains/(losses)	1,269	18,738	11,503	(3,573)	27,937
Unrecognized cost of past service	-	(57)	-	-	(57)

Net actuarial liability to be recognized	351,574	102,610	(18,251)	5,656	441,589
Decrease of 50% on Actuarial Assets (*)	-	-	7,940	-	7,940

Net actuarial Assets/Liabilities recognized on balance sheet	351,574	102,610	(10,311)	5,656	449,529

	2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Present value of actuarial liabilities with cover	3,067,116	774,598	174,721	66,094	4,082,529
Fair value of plan's assets	(2,413,252)	(618,671)	(180,708)	(51,207)	(3,263,838)

Present value of liabilities exceeding fair value of assets	653,864	155,927	(5,987)	14,887	818,691

Adjustments due to deferments allowed
Unrecognized actuarial losses	(240,138)	(39,296)	(8,527)	(8,180)	(296,141)
Unrecognized cost of past service	-	(68)	-	-	(68)

Net actuarial liability to be recognized	413,726	116,563	(14,514)	6,707	522,482
Decrease of 50% on Actuarial Assets (*)	-	-	7,203	-	7,203

Net actuarial Assets/Liabilities recognized on balance sheet	413,726	116,563	(7,311)	6,707	529,685

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Actuarial gains and losses not recorded at December 31, 2009, do not exceed 10% of the assets or liabilities of the Plan, and it is therefore not necessary to record amortizations during the remaining useful life of the participants of the plan.

The changes in net actuarial liabilities are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	2009

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Net actuarial liability at the beginning of the year	413,726	116,563	(7,311)	6,707	529,685
(Income)/Expense recognized in income statement	77	3,610	(300)	291	3,678
Sponsor's Contributions during the year	(62,229)	(17,563)	(2,700)	(1,342)	(83,834)

Net actuarial liability at the end of the year	351,574	102,610	(10,311)	5,656	449,529
Other contributions	13,342	244	6,454	281	20,321

Total	364,916	102,854	(3,857)	5,937	469,850

Current	30,909	9,678	3,089	808	44,484
Noncurrent	334,007	93,176	(6,946)	5,129	425,366

Total	364,916	102,854	(3,857)	5,937	469,850

	2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Net actuarial liability at the beginning of the year	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)
Sponsor's Contributions during the year	(53,904)	(15,209)	(108)	(1,162)	(70,383)

Net actuarial liability at the end of the year	413,726	116,563	(7,311)	6,707	529,685
Other contributions	12,464	297	9,687	149	22,597

Total	426,190	116,860	2,376	6,856	552,282

Current	31,956	9,004	2,376	752	44,088
Noncurrent	394,234	107,856	-	6,104	508,194

Total	426,190	116,860	2,376	6,856	552,282

The external actuary's estimate of the expenses and/or revenue to be recognized in 2010 and the revenues recognized in 2009, is as follows:

	2010 Estimated

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Cost of service	1,097	4,807	1,153	142	7,199
Interest on actuarial liabilities	292,456	75,535	18,349	6,345	392,685
Expected return on assets	(364,286)	(93,152)	(23,717)	(7,679)	(488,834)
Unrecognized cost of past service	-	11	-	-	11

Subtotal	(70,733)	(12,799)	(4,215)	(1,192)	(88,939)
Expected contributions from participants	(36)	(1,257)	1,867	-	574

Subtotal	(70,769)	(14,056)	(2,348)	(1,192)	(88,365)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	1,174	-	1,174

Total Income	(70,769)	(14,056)	(1,174)	(1,192)	(87,191)

	2009 Realized

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Cost of service	1,445	5,469	1,256	165	8,335
Interest on actuarial liabilities	303,015	76,981	17,626	6,532	404,154
Expected return on assets	(304,351)	(77,554)	(18,387)	(6,468)	(406,760)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	-	62	62

Subtotal	109	4,907	495	291	5,802
Expected contributions from participants	(32)	(1,297)	(1,095)	-	(2,424)

Subtotal	77	3,610	(600)	291	3,378
Decrease of 50% on Prepaid Pension Expense (*)	-	-	300	-	300

Total (Income) Expense	77	3,610	(300)	291	3,678

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Revenue and expenses were recorded in the in the income statement under “Cost of Operations”, amounting to an expense of R$ 3,678 (revenue of R$ 84,151 in the same period of 2008).

The principal premises considered in the actuarial calculations at as the balance sheet date were:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

CPFL Paulista, CPFL Piratininga e
	CPFL Geração		RGE

	2010	2009	2010	2009

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	12.32% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.

Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	TÁBUA MERCER	TÁBUA MERCER	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null

Likelihood of reaching retirement age:	100% when a beneficiary	100% when a beneficiary
	of the Plan first becomes	of the Plan first becomes
	eligible	eligible

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

(19) REGULATORY CHARGES

	Consolidated

	2009	2008

Fee for the Use of Water Resources	3,549	3,325
Global Reverse Fund - RGR	9,876	7,451
ANEEL Inspection Fee	1,923	2,030
Fuel Consumption Account - CCC	9,392	48,194
Energy Development Account - CDE	38,259	33,054

Total	62,999	94,054

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Noncurrent

	2009	2008	2009	2008

ICMS (State VAT)	315,906	276,111	-	-
PIS (Tax on Revenue)	11,712	8,996	-	-
COFINS (Tax on Revenue)	54,746	41,474	1,639	2,242
IRPJ (Corporate Income Tax)	63,238	94,208	-	-
CSLL (Social Contribution Tax)	16,600	12,911	-	-
Other	27,774	21,562	-	-

Total	489,976	455,262	1,639	2,242

(21) RESERVE FOR CONTINGENCIES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Consolidated

	2009				2008

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	42,752	40,870	1,882	86,880	55,105	49,363	5,742	59,288

Civil
General Damages	9,897	9,517	380	49,917	14,450	14,450	-	49,957
Tariff Increase	12,249	3,736	8,513	5,332	10,635	3,157	7,478	15,341
Energy Purchased	-	-	-	-	13,014	13,228	(214)	-
Other	11,966	6,196	5,770	9,478	6,695	5,451	1,244	10,138

	34,112	19,449	14,663	64,727	44,794	36,286	8,508	75,436
Tax
FINSOCIAL	18,601	18,601	-	34,397	18,478	18,478	-	34,171
Increase in basis - PIS and COFINS	866	721	145	301	1,276	710	566	301
Interest on Shareholders’ Equity - PIS and COFINS	9,800	9,800	-	-	70,301	-	70,301	-
Income Tax	63,914	44,537	19,377	453,804	59,708	40,013	19,695	416,506
Other	7,807	5,693	2,114	14,397	7,993	5,148	2,845	14,271

	100,988	79,352	21,636	502,899	157,756	64,349	93,407	465,249

Total	177,852	139,671	38,181	654,506	257,655	149,998	107,657	599,973

The changes in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated

	December 31, 2008	Addition	Reversal	Payment	Monetary Restatement	December 31, 2009

Labor	55,105	1,016	(3,688)	(9,681)	-	42,752
Civil	44,794	10,602	(667)	(20,617)	-	34,112
Tax	157,756	14,080	(1,481)	(74,748)	5,381	100,988

Reserve for Contingencies - Gross	257,655	25,698	(5,836)	(105,046)	5,381	177,852

Escrow Deposits (1) + (2)	749,971	64,270	(17,164)	(48,052)	45,152	794,177

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a) Labor: The principal labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims).

b) Personal damages: Mainly refer to claims for indemnities relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

c) Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

d) Energy purchased: Refers to the dispute relating to the reduction in the power demand of the initial supply contracts, in which the subsidiaries CPFL Paulista and CPFL Piratininga filed lawsuits and made monthly escrow deposits of the amounts in question. In March 2009, the subsidiaries CPFL Paulista and CPFL Piratininga signed an agreement with Duke and CPCH (now CPFL Geração) and it was decided to retrieve the deposits and pay them over to the generators, thus terminating the lawsuits.

e) FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) PIS and COFINS – Interest on Shareholders’ Equity: In 2009, the Company dropped its suit disputing PIS and COFINS charged on interest on shareholders’ equity received, and paid the amounts in question, taking advantage of the benefit granted in Law n° 11,941/09 (Refis), that is, a reduction in the fine, interest and legal charges.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

g) Income tax: For the subsidiary CPFL Piratininga, the provision and the deposit of R$ 44,531 (R$ 40,007 in 2008) refer to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ.

For the subsidiary CPFL Paulista, the deposit of R$ 450,319 (R$ 414,690 in 2008) refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. In March 2000, the subsidiary was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit in order to allow the discussions to be continued, the subsidiary made an escrow deposit. This deductibility also affected other taxes and, in order to be able to continue discussions, the subsidiary offered in guarantee (bank guarantees) a total of R$ 280,584, restated as of December 31, 2009 (R$ 228,095 in 2008). Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be a classified as remote.

h) Other - Tax: Refers to other suits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, relating to INSS, FGTS and SAT tax issues.

i) Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses as of December 31, 2009 were as follows: (i) R$ 294,825 for labor cases (R$ 230,267 as of December 31, 2008); (ii) R$ 472,710 for civil cases relating to personal injuries, environmental damages and tariff increases (R$ 492,093 as of December 31, 2008); and (iii) R$ 625,369 referring to claims on tax issues, principally Income Tax, ICMS (VAT), FINSOCIAL, PIS and COFINS (R$ 525,326 as of December 31, 2008).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in significant impact on future earnings.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(22) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent

	2009	2008	2009	2008

Consumers and Concessionaires	50,974	50,544	-	-
Regulatory Liability (note 3 )	246,806	248,437	1,928	1,371
Energy Efficiency Program - PEE	55,889	36,979	36,140	71,613
Research & Development - P&D	99,623	37,182	33,411	57,049
National Scientific and Technological
Development Fund - FNDCT	4,655	27,979	-	228
Energy Research Company - EPE	1,983	13,605	-	114
Fund for Reversal	-	-	17,751	17,751
Advances	8,940	6,962	60,772	47,180
Interest on Compulsory Loan	2,917	2,464	-	-
Provision for Environmental Expenses	2,483	6,330	2,628	544
Payroll	8,064	8,481	-	-
Profit sharing	32,433	23,048	-	-
Aneel fine (DEC and FEC)	10,877	-	-	-
Other	58,970	62,887	8,910	11,344

Total	584,614	524,898	161,540	207,194

Consumers and Concessionaires: Refers to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers or joined in a program named “Programa de Universalização”. Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga.

Research and Development and Energy Efficiency Programs (PEE, P&D, FNDCT and EPE) – The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to monthly restatement, at the SELIC rates, to realization.

Advances: Noncurrent refers to the contribution (“AFAC”) made exclusively by EPASA’s shareholders amounting R$ 45,368 and, in the future, the subsidiary CPFL Geração will contribute the funds relating to its participation. In 2008, the balance of R$ 37,790 represented the contributions made by shareholders of Chapecoense.

Interest on Compulsory Loans: Refers to funds passed on by Eletrobrás to industrial consumers.

ANEEL TAC Fine (DEC and FEC): Fine imposed on subsidiary RGE, for failure to meet performance indicators DEC (Equivalent Duration of Interruptions per Client) and FEC (Equivalent Frequency of Interruptions per Consumer), which will be paid in 12 installments until June 2010.

(23) SHAREHOLDERS’ EQUITY

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The shareholders’ participations in the Company’s Equity as of December 31, 2009 and 2008 are shown below:

	Amount of shares

	2009		2008

Shareholders	Common Shares	Interest %	Common Shares	Interest %

VBC Energia S.A.	122,948,720	25.62	133,653,591	27.85
521 Participações S.A.	-	-	149,233,727	31.10
BB Carteira Livre I FIA	149,233,727	31.10	-	-
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44	29,821,870	6.21
Board Members	112	-	3,112	-
Executive Officers	6,450	-	31,152	0.01
Other Shareholders	106,481,679	22.19	106,453,975	22.18

Total	479,910,938	100.00	479,910,938	100.00

23.1 Capital reserve

Refers to profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw their participations, at the time of the incorporation of the shares of minority shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005.

23.2 - Profit Reserve

Comprises the balance of the Legal Reserve of R$ 341,751.

23.3 Interest on Shareholders’ Equity and Dividend

	Parent company

	2009	2008

Dividends payable
VBC Energia S.A.	167,809	168,798
521 Participações S.A.	-	188,476
BB Carteira Livre I FIA	203,685	-
Bonaire Participações S.A.	82,866	76,678
BNDES Participações S.A.	55,314	37,664
Brumado Holdings S.A.	23,545	35,893
Other Shareholders	138,834	114,939

Total	672,053	622,448

Interest on net equity	-	421

Total	672,053	622,869

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

In July 2009, the Company's Board of Directors approved the declaration and payment of interim dividends of R$ 571,671, corresponding to R$ 1.191201324 per share, on the results of the first half-year of 2009.

During 2009, the Company made a payment of R$ 1,172,961 in respect of the dividends declared on December 31, 2008 and June 30, 2009.

23.4 – Allocation of Net Income for the Year

The Company’s By-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Company management is proposing distribution of the remaining balance of the net income, by declaration of R$ 655,017 in the form of dividends, corresponding to R$ 1.364872065 per share, as shown below:

Allocation of Net Income

Net income - Parent company	1,286,470
Prescribed Dividend	4,541
Constitution of Legal Reserve	(64,323)

Net Income Base for Allocation	1,226,688
Interim Dividend	571,671
Proposed Dividend	655,017

23.5 – Share control - VBC Energia S.A.

During 2009, by means of a Private Instrument of Share Purchase Agreement and Other Covenants between Camargo Corrêa S.A. (“CCSA”), Construções e Comércio Camargo Corrêa S.A. (“CCCC”), and Votorantim Participações S.A. (“VPAR”), CCSA now indirectly holds all of the shares of VBC Energia. This operation does not imply relinquishing of control by VBC Energia or the Company for the purposes of Law nº 6,404/76.

23.6 – Restructuring of the shareholder 521 Participações S.A.

During 2009, the shareholder 521 Participações S.A., in compliance with the decision of its final controlling shareholder (Caixa de Previdência dos Funcionários do Banco do Brasil – “Previ”), restructured its equity interests in order to reduce the administrative and financial costs on its indirect investments and transferred all its shares in the Company to its controlling shareholder, Fundo BB Carteira Livre I – Fundo de Investimento em Ações.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(24) OPERATING REVENUES

	Consolidated

	No. of Consumers (*)		GWh (*)		R$ thousand

	2009	2008	2009	2008	2009	2008
Revenue from Eletric Energy Operations

Consumer class
Residential	5,695,689	5,564,167	12,346	11,649	5,098,424	4,499,677
Industrial	77,166	77,678	14,970	16,066	4,127,320	4,096,703
Commercial	496,377	494,103	7,297	6,938	2,700,025	2,411,256
Rural	238,566	233,420	2,256	2,449	438,666	438,726
Public Administration	44,051	42,172	1,074	1,027	376,735	339,364
Public Lighting	7,933	6,683	1,408	1,355	293,463	267,188
Public Services	6,738	6,520	1,664	1,634	462,431	420,279

Billed	6,566,520	6,424,743	41,015	41,118	13,497,064	12,473,193
Own Consumption	768	724	33	32	-	-
Unbilled (Net)	-	-	-	-	43,217	(66,184)
Emergency Charges - ECE/EAEE	-	-	-	-	(5)	1
Regulatory assets and liabilities (note 3)	-	-	-	-	(80,580)	(112,396)
Reclassification to the Distribution Activity	-	-	-	-	(6,025,717)	(5,602,892)

Electricity sales to final consumers	6,567,288	6,425,467	41,048	41,150	7,433,979	6,691,722

Furnas Centrais Elétricas S.A.			3,026	3,034	353,554	322,879
Other Concessionaires and Licensees			7,016	5,077	756,956	554,620
Current Electric Energy			2,883	1,440	88,571	70,840

Electricity sales to wholesaler			12,925	9,551	1,199,081	948,339

Network usage revenue – Captive Consumers					6,025,717	5,602,892
Revenue due to Network Usage Charge - TUSD					789,357	858,117
Regulatory assets and liabilities (note 3) - Low Income Consumer´s Subsidy					25,664	62,943
Other Revenue and Income					219,350	207,900

Other operating revenues					7,060,088	6,731,852

Total					15,693,148	14,371,913

* Information not examined by the independent accountants

In Revenue due to Network Usage Charge – TUSD, R$ 109,655 in 2009 relates do the CUSDg pass-through agreement with AES Tietê, as mentioned in Note 5.

In compliance with ANEEL Order 4,722 of December 18, 2009, which sets out the basic procedures for preparing financial statements, the subsidiaries reclassified certain revenue amounts posted under the heading “Electric Energy Supplied (a sales operation), to “Other Operating Revenue” (a distribution operation), under the heading of “Network Usage Revenue – Captive Consumer”.

(25) COST OF ELECTRIC ENERGY

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Consolidated

	GWh (*)		R$ thousand

Electricity Purchased for Resale	2009	2008	2009	2008

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	11,084	11,085	1,157,306	976,638
Furnas Centrais Elétricas S.A.	1,649	1,261	147,681	98,004
CESP - Cia Energética de São Paulo	1,808	1,711	171,837	137,411
Cia de Geração de Energia Elétrica do Tietê - GTEE	226	302	22,638	28,140
Duke Energy Inter. Ger. Paranapanema S.A.	82	219	6,842	15,930
Tractebel Energia S.A.	7,002	7,128	989,210	941,865
Petróleo Brasileiro S.A. Petrobrás	1,721	1,718	210,488	194,004
CHESF - Cia Hidro Elétrica do São Francisco	1,318	1,255	113,143	99,227
CEMIG - Cia Energética de Minas Gerais	1,706	723	222,604	77,347
TermoRio S.A.	248	341	75,286	69,077
Enguia Gen	6	79	6,663	42,900
AES Uruguaiana Ltda.	149	1,243	48,826	112,690
Câmara de Comercialização de Energia Elétrica - CCEE	3,004	2,820	56,745	246,689
Copel Geração S.A.	713	343	69,126	26,538
COOMEX Empresa Operadora do Mercado Energético Ltda.	284	-	41,155	-
Companhia Energética Santa Clara - CESC	132	132	18,184	16,750
Queiroz Galvão Energética S.A.	280	280	39,369	36,258
PROINFA	958	629	169,706	88,819
Other	3,988	1,879	478,174	290,957

	36,358	33,148	4,044,983	3,499,244
Energy Purchased in the Free Market - ACL	16,180	16,183	1,455,049	1,497,619

	52,538	49,331	5,500,032	4,996,863
Regulatory assets and liabilities (note 3)	-	-	380,906	239,291
Credit of PIS and COFINS	-	-	(521,367)	(472,424)

Subtotal	52,538	49,331	5,359,571	4,763,730

Electricity Network Usage Charge
Basic Network Charges			912,785	840,325
Transmission from Itaipu			80,106	73,928
Connection Charges			48,670	52,744
Charges of Use of the Distribution System			25,657	24,718
System Service Charges - ESS			80,727	166,321
Reserve Energy charges			3,219	-

			1,151,164	1,158,036
Regulatory assets (note 3)			140,395	(166,312)
Credit of PIS and COFINS			(120,108)	(87,936)

Subtotal			1,171,451	903,788

Total			6,531,022	5,667,518

* Information not examined by the independent accountants

In Basic Network Charges, R$ 98,396 of the amount recorded in 2008 relates to the agreement on collection for use of the distribution network from CTEEP, as mentioned in Note 5.

In compliance with ANEEL Order no 4,722/2009, the subsidiaries reclassified amounts relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from “Cost of the Electric Energy Service, Energy Purchased for Resale” to “Operating Income Deductions, Consumer Charges – Other – PROINFA”, amounting to R$ 35,878 and R$ 23,942 for the fiscal years of 2009 and 2008, respectively.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(26) OPERATING EXPENSES

	Parent company		Consolidated

	2009	2008	2009	2008

Sales Expenses
Personnel	-	-	69,253	67,029
Materials	-	-	4,277	2,919
Outside Services	-	-	72,648	69,853
Allowance for Doubtful Accounts	-	-	36,250	36,585
Depreciation and Amortization	-	-	10,944	11,082
Collection Tariffs and Services	-	-	50,367	48,481
Other	-	-	11,375	10,512

Total	-	-	255,114	246,461

General and Administrative Expenses
Personnel	2,451	3,173	143,951	142,806
Materials	42	99	7,651	7,225
Outside Services	7,759	10,393	146,970	153,565
Leases and Rentals	122	158	4,866	5,684
Depreciation and Amortization	119	102	23,474	22,004
Publicity and Advertising	1,589	1,209	7,970	5,527
Legal, Judicial and Indemnities	414	409	25,210	19,719
Donations, Contributions and Subsidies	43	138	5,983	6,117
Other	5,800	5,087	18,011	22,525

Total	18,339	20,768	384,086	385,172

Other Operating Expenses
Inspection Fee	-	-	22,812	24,803
Loss on the write-off of noncurrent assets	1,365	-	16,063	12,284
Loss due to Non Use of Studies and Projects	-	9,785	-	14,567
Free Energy adjustment (note 3 a.2)	-	-	19,378	-
Other	-	-	410	1,363

Total	1,365	9,785	58,663	53,017
Intangible of concession amortization	148,749	129,208	186,899	192,029

Total	168,453	159,761	884,762	876,679

(27) FINANCIAL INCOME (EXPENSE)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Parent Company		Consolidated

	2009	2008	2009	2008

Financial Income

Income from Financial Investments	23,717	33,669	82,960	134,728
Arrears of interest and fines	5	4	124,712	112,297
Restatement of tax credits	2,961	2,931	3,860	6,417
Restatement of Escrow Deposits	352	-	45,152	51,404
Monetary and Exchange Variations	-	2,597	13,433	62,050
Interest - CVA and Parcel "A" (Note 3)	-	-	44,386	45,720
Discount on purchase of ICMS credit	-	-	7,802	11,469
Interest - Extraordinary Tariff Adjustment	-	-	147	604
PIS and COFINS of Interest on Shareholders' Equity	(18,476)	(18,133)	(18,476)	(18,133)
Other	22,591	8,153	73,020	55,978

Subtotal	31,150	29,221	376,996	462,534
Interest on shareholder´s equity	199,745	196,034	-	-

Total	230,895	225,255	376,996	462,534
Financial Expense
Debt Charges	(46,199)	(61,355)	(535,724)	(593,527)
Monetary and Exchange Variations	(414)	(6,419)	(88,497)	(238,884)
Other	(10,786)	(7,072)	(68,706)	(44,444)

Subtotal	(57,399)	(74,846)	(692,927)	(876,855)
Interest on shareholder´s equity	-	-	(864)	-

Total	(57,399)	(74,846)	(693,791)	(876,855)

Net financial income (expense)	173,496	150,409	(316,795)	(414,321)

(28) EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. An amount of R$ 37,710 was recorded in 2009 in the consolidated financial statements (R$ 34,641 in 2008). After the prepayment in 2009, a balance of R$ 32,433 is provisioned in the consolidated financial statements (Note 22).

(29) SEGMENT INFORMATION

The information is shown by line of business, in accordance with the criteria established by the Company’s management, as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total

2009
Revenues	13,949,343	416,526	1,327,275	4	-	15,693,148
(-) Intersegment revenues	62,917	564,602	698,989	-	(1,326,508)	-
Income from Electric Energy Service	1,269,002	659,997	292,542	(20,222)	-	2,201,319
Income before taxes	1,139,033	490,420	301,321	(46,250)	-	1,884,524
Net Income	744,161	342,586	209,421	(9,698)	-	1,286,470
Total Assets (**)	9,443,834	4,960,041	417,617	2,048,499	-	16,869,991
Capital Expenditures and other intangible assets	746,325	569,871	10,561	255	-	1,327,012
Depreciation and Amortization	472,291	98,755	3,959	118	-	575,123

2008
Revenues	12,778,694	385,651	1,207,557	11	-	14,371,913
(-) Intersegment revenues	51,804	546,318	882,352	-	(1,480,474)	-
Income from Electric Energy Service	1,525,173	546,986	301,966	(38,105)	-	2,336,020
Income before taxes	1,395,575	321,521	314,219	(109,616)	-	1,921,699
Net Income	916,868	241,936	217,501	(100,613)	-	1,275,692
Total Assets (**)	9,389,542	4,507,553	387,570	1,958,507	-	16,243,172
Capital Expenditures and other intangible assets	664,602	501,709	11,277	316	-	1,177,904
Depreciation and Amortization	473,836	88,023	2,965	100	-	564,924

(*) Other - Refer basically to the Parent Company figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(30) RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders comprise the following companies:

• VBC Energia S.A.

Controlled by the group Camargo Corrêa, with diverse operations in segments such as construction, cement, footwear, textiles, aluminum and highway concessions, among others (See Note 33 concerning change in share control).

• Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobrás de Seguridade Social – PETROS and (d) Fundação SABESP de Seguridade Social – SABESPREV.

• Fundo BB Carteira Livre I – Fundo de Investimento em Ações (“Fundo")

Controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1 (Operations).

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company, are regarded as related parties. Those entities in which the controlling shareholders participate in the respective Boards of Directors, even without exercising control, are regarded as exercising significant influence. Balances and transactions involving related parties are shown in tables 30.1 and 30.2.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

The main transactions are described below:

a) Bank deposits and short-term investments – Refer mainly to bank deposits and short-term financial investments, in accordance with Note 4.

b) Loans and Financing, Debentures and derivatives contracts - Funds raised in accordance with Note 16, contracted under normal market conditions, in force at the time.

c) Other Financial Transactions – The amounts in relation to Banco do Brasil are bank costs and collection expenses. The Company also has an Exclusive Investment Fund, managed by BB DTVM, which charges management fees under normal market conditions for such management. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are being appropriated as income in the statement of operations over the term of the contract.

d) Property, plant and equipment, Materials and Service Provision – Refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e) Energy sales to the free market – Refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f) Energy purchased in the free market – Refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g) Other revenue – Refers basically to revenue from rental of use of the distribution system for telephony services.

The subsidiaries that are concessionaires of the public distribution service charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

In addition, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, in accordance with Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing such transactions.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

The total remuneration of key management personnel in 2009, as required by CVM Decision nº 560/2008, was R$ 17,792. This amount comprises exclusively R$ 15,466 in respect of short-term benefits, R$ 549 for post-employment benefits and R$ 1,777 for other long-term benefits, and refers to the amount recorded by the accrual method.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

30.1 Transactions between related parties involving controlling shareholders and entities under common control or with significant interest

	Assets		Liabilities		Revenue		Expense

	2009	2008	2009	2008	2009	2008	2009	2008

Bank deposits and short-term investments
Banco do Brasil S.A.	152,922	67,480	-	-	5,505	2,663	4	383
Banco Nossa Caixa S.A.	196	-	-	-	-	-	10	-
Banco Votorantim S.A. (**)	-	57,390	-	-	-	7,227	-	-

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	10,352	266,531	813,805	1,036,739	-	-	78,832	84,109

Other financial transactions
Banco do Brasil S.A.	-	-	6,824	8,646	1,819	455	3,215	2,403
Banco Nossa Caixa S.A.	-	-	-	-	-	-	1,469	-
Votorantim Energia Ltda (**)	-	-	-	-	-	-	-	192
Votorantim Asset Management (**)	-	-	-	-	-	-	-	200
BB DTVM (**)	-	-	-	-	-	-	-	5,686

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	-	-	-	-	-	2,028	-	-
Tavex Brasil S.A.	-	-	-	-	18,549	2,724	-	-
Vale S.A	-	-	-	-	-	1,024	-	-
Cimento Rio Branco S.A. (**)	-	7	-	-	-	641	-	-
Citrovita Agroindustrial Ltda (**)	-	2	-	-	-	-	-	-
Ripasa S.A Celulose e Papel (**)	-	-	-	-	-	4,586	-	-
Siderúrgica Barra Mansa S.A. (**)	-	28	-	-	-	-	-	-

Energy purchases in the free market
NC Energia S.A.	2,238	2,055	-	-	24,961	23,652	1,146	-
Vale S.A	-	-	-	-	-	-	8,994	466
Vale Energia S.A.	-	-	1,348	-	-	-	26,613	-
Cemig Geração e Transmissão S.A. (**)	-	-	-	-	-	-	-	906
Votener - Votorantim Comercializadora de Energia Ltda (**)	-	-	-	-	-	21,555	-	1,964

Materials and Service Provision
Brasil Telecom S.A.	-	-	-	56	-	-	831	1,088
Camargo Corrêa Cimentos S.A.	-	-	2	3	-	-	20	222
Camargo Corrêa Geração de Energia S.A.	5	-	-	-	42	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	-	-	-	-	-	-	-	221
Essencis Co-Processamento Ltda	-	-	-	-	-	-	-	21
Essencis Remediação S.A.	-	-	-	-	-	-	-	25
Essencis Soluções Ambientais S.A.	-	-	-	-	-	-	-	56
Petroflex Ind. E Com. S.A.	-	-	-	-	-	-	-	4,316
Companhia Brasileira de Aluminio (**)	-	-	-	-	-	-	-	3,002
Ripasa S.A. Celulose e Papel (**)	-	-	-	-	-	47	-	-
Tivit Terceirização de Tecnologia e Serviços S.A. (**)	-	-	-	348	-	-	-	4,440

Other revenue
Brasil Telecom S.A.	890	-	-	-	9,794	10,499	-	-

Property, plant and equipment acquisition
Celesc - Centrais Elétricas Sta Catarina	469	-	-	-	-	-	-	-
Construções e Comércio Camargo Correa S.A. (***)	26,324	139,091	1,471	561	-	-	-	-
Anfreixo S.A. (**)	-	7	-	-	-	-	-	-
Camargo Corrêa Equipamentos e Sistemas S.A. (**)	-	4,998	-	346	-	-	-	-
Cimento Rio Branco S.A. (**)	-	-	-	6	-	-	-	-
Companhia Brasileira de Aluminio (**)	-	880	-	-	-	-	-	-
Siderúrgica Barra Mansa S.A. (**)	-	1,684	-	-	-	-	-	-
Votorantim Cimentos Brasil Ltda (**)	-	17,658	-	6	-	-	-	-

(*) Cost value, both for loans and for derivatives
(**) At December 31, 2009, does not classify as a related party
(***) In 2008, R$ 11,187 relates to advance to supplier.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

30.2 Transactions between related parties involving subsidiaries and jointly-controlled:

	Assets		Liabilities		Revenue		Expense

	2009	2008	2009	2008	2009	2008	2009	2008

Intercompany allocation of expense
Companhia Paulista de Força e Luz	-	1	150	141	-	-	1,440	1,703
Companhia Piratininga de Força e Luz	-	-	27	20	-	-	219	382
CPFL Comercialização Brasil S.A	-	-	14	15	-	29	182	228
CPFL Geração de Energia S.A.	-	-	-	-	-	-	(30)	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	7	-	-	-	77	76

Intercompany loans
Centrais Elétricas da Paraiba S.A.	-	-	-	-	165	-	-	-
CPFL Atende Centro de Cont. e Aten. Ltda	6,238	1,045	-	-	465	14	-	-
CPFL Bioenergia S.A.	14,422	-	-	-	391	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	1,630	-	-	-	13	-	-	-

Dividend / Interest on shareholders' equity
Companhia Jaguari de Energia	5,763	-	-	-	-	-	-	-
Companhia Jaguari Geração de Energia	5,011	-	-	-	-	-	-	-
Companhia Luz e Força de Mococa	5,686	-	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	26,375	22,336	-	-	4,908	-	-	-
Companhia Leste Paulista de Energia	13,889	-	-	-	2,778	-	-	-
Companhia Paulista de Força e Luz	267,991	289,654	-	-	30,464	-	-	-
Companhia Piratininga de Força e Luz	181,940	127,922	-	-	14,120	-	-	-
Companhia Sul Paulista de Energia	12,516	-	-	-	2,312	-	-	-
CPFL Comercialização Brasil S.A	109,466	123,918	-	-	-	-	-	-
CPFL Geração de Energia S.A.	151,008	244,332	-	-	69,827	-	-	-
CPFL Planalto Ltda	4,152	-	-	-	-	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	3,648	-	-	-	1,740	-	-	-
Perácio Participações S.A.	-	17,660	-	-	-	-	-	-
Rio Grande Energia S.A.	121,436	59,110	-	-	72,162	-	-	-

Advance to future capital increase
CPFL Jaguariúna S.A.	140	-	-	-	-	-	-	-
Perácio Participações S.A.	-	409,310	-	-	-	-	-	-

Other
Perácio Participações S.A.	-	4,233	-	-	-	-	-	-

(31) INSURANCE

The insurance coverage maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies cover the following:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

		Consolidated

DESCRIPTION	TYPE OF COVER	2009	2008

Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	3,935,861	3,984,443
Transport	National Transport	101,000	75,600
Stored Materials	Fire, Lightning, Explosion and Robbery	30,423	27,830
Automobiles	Comprehensive Cover	2,138	6,886
Civil Liability	Electric Energy Distributors	19,996	19,999
Personnel	Group Life and Personal Accidents	76,617	125,544
Other	Operational risks and other	125,048	529,740

Total		4,291,083	4,770,042

Information not examined by the independent auditors.

The amounts for 2009 and 2008 include the risk cover in relation to CPFL Energia’s participation in the generation projects.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(32) FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables
These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12.2) and, (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss
These are financial assets that are (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

iii. Held-to-maturity investments
These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 6) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

iv. Available for sale
Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

i. Calculated at fair value through profit or loss
These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 16) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss
These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 15), (ii) loans and financing (Note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17) and (vi) other accounts payable (Note 22).

b) Risk Considerations

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. Additionally, the Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2009, drawn up by the

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

National Electricity System Operator, the risk of any energy deficit for 2010 is very low, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. Furthermore, the Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value, which may be compared to the amounts raised in the market, as of December 31, 2009 and 2008, as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Parent company

	2009		2008

	Accounting	Fair value	Accounting	Fair value

Debentures (note 17)	(462,788)	(468,993)	(470,047)	(477,490)

Total	(462,788)	(468,993)	(470,047)	(477,490)

	Consolidated

	2009		2008

	Accounting	Fair value	Accounting	Fair value

Loans and financing (note 16)	(3,206,326)	(2,958,353)	(2,946,401)	(2,750,478)
Debentures (note 17)	(3,351,478)	(3,392,071)	(2,709,078)	(2,735,823)

Total	(6,557,804)	(6,350,424)	(5,655,479)	(5,486,301)

d) Derivatives

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

The swap transactions of the Company and its subsidiaries as of December 31, 2009 are shown below:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Market values (book values)

Company / strategy / Counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market

Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
ABN	-	(8,250)	(8,250)	(1,155)	(7,095)	yen	Jan, 2012	376,983	Over-the-counter
Banco do Brasil	-	3,725	3,725	4,665	(940)	yen	Jan, 2011	79,466	Over-the-counter

CPFL Geração
Banco do Brasil	7,836	(6,542)	1,294	5,687	(4,393)	yen	Apr, 2010 to Jan, 2011	486,760	Over-the-counter

Subtotal	7,836	(11,067)	(3,231)	9,197	(12,428)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
HSBC	-	(154)	(154)	(178)	24	dollar	Apr, 2010	22,474	Over-the-counter
Santander	-	11	11	-	11	dollar	Apr, 2010	8,646	Over-the-counter

CPFL Geração
Bradesco	-	(442)	(442)	(515)	73	dollar	Mar, 2010	64,548	Over-the-counter
Santander	-	(8)	(8)	(9)	1	dollar	Mar, 2010	1,108	Over-the-counter
Itau BBA	-	(17)	(17)	(18)	1	dollar	Jan, 2010 to Feb, 2010	2,237	Over-the-counter

Hedge interest rate variation (1)

CPFL Energia
Citibank	252	(1,056)	(804)	128	(932)	CDI + spread	Mar, 2010 to Sep, 2014	450,000	Over-the-counter

RGE
Santander	481	(54)	427	167	260	CDI	Jan, 2010 to Dec, 2013	280,000	Over-the-counter
Citibank	107	(59)	48	15	33	CDI	Jun, 2010 to Dec, 2013	100,000	Over-the-counter

Hedge interest rate variation (2)

CPFL Geração
Unibanco	-	50	50	(33)	83	IGP-M	Jun, 2010	25,701	Over-the-counter
Santander	-	45	45	(35)	80	IGP-M	Jun, 2010	25,701	Over-the-counter
HSBC	-	45	45	(35)	80	IGP-M	Jun, 2010	25,701	Over-the-counter

Subtotal	840	(1,639)	(799)	(513)	(286)

Total	8,676	(12,706)	(4,030)	8,684	(12,714)

Current	795	(7,012)
Noncurrent	7,881	(5,694)

Total	8,676	(12,706)

* For further details of terms and informationa bout debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as the derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. In 2009 and 2008, the derivatives resulted in the following impacts on the consolidated result:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

			Gain (loss)

Company	Hedged risk / Operation	Account	2009	2008

CPFL Energia	Exchange variation	Financial expense - Swap transactions	-	1,055
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	136	(412)
CPFL Energia	Mark to market	Financial expense - Adjustment to fair value	228	515
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(230,440)	215,224
CPFL Paulista	Mark to market	Financial expense - Adjustment to fair value	49,810	(53,067)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	(218)	13,428
CPFL Piratininga	Mark to market	Financial expense - Adjustment to fair value	(126)	126
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(274,350)	277,430
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(1,305)	381
CPFL Geração	Mark to market	Financial expense - Adjustment to fair value	11,157	(11,104)
RGE	Exchange variation	Financial expense - Adm other financial exp	(11,743)	16,153
RGE	Interest rate variation	Financial expense - Adm other financial exp	514	302
RGE	Mark to market	Financial expense - Derivatives adjust fair value	198	251

			(456,139)	460,282

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 151,567 (R$ 73,848 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 26,345 for the year (loss of R$ 32,572 in 2008).

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 538,166. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 487,202. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 31,260 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

e) Sensitivity Analysis

In compliance with CVM Instruction 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at December 31, 2009 were to be maintained, the simulation of the effects on the consolidated financial statements by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

	Consolidated

Instruments	Exposure	Risk	Exchange depreciation of 9%*	Exchange depreciation of 25%*	Exchange depreciation of 50%*

Financial asset instruments	28,071	apprec.dollar	2,421	7,018	14,036
Financial liability instruments	(192,605)	apprec.dollar	(16,614)	(48,151)	(96,303)
Derivatives - Plain Vanilla Swap	100,670	apprec.dollar	8,684	25,168	50,335

	(63,864)		(5,509)	(15,965)	(31,932)

Financial liability instruments	(1,095,103)	apprec.yen	(94,466)	(273,776)	(547,552)
Derivatives - Plain Vanilla Swap	1,095,103	apprec.yen	94,466	273,776	547,552

	-		-	-	-

	(63,864)		(5,509)	(15,965)	(31,932)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of December 31, 2009 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 9.88% p.a.; IGP-M – -1.72% p.a.; TJLP – 6.13% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 481,115. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated

Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**

Financial asset instruments	2,007,257	CDI variation	9,636	49,579	99,159
Financial liability instruments	(4,069,014)	CDI variation	(19,531)	(100,506)	(201,009)
Derivatives - Plain Vanilla Swap	(1,223,273)	CDI variation	(5,872)	(30,214)	(60,431)

	(3,285,030)		(15,767)	(81,141)	(162,281)

Financial liability instruments	101,432	IGP-M variation	6,553	436	872
Derivatives - Plain Vanilla Swap	(113,552)	IGP-M variation	(7,336)	(489)	(976)
	23,470	IGP-M variation	1,516	101	202

	11,350		733	48	98

Financial liability instruments	(2,528,496)	TJLP variation	3,286	(38,738)	(77,519)
Financial liability instruments	(30,257)	Interest at pre-fixed rates	(1,362)	(1,362)	(1,362)

	(5,832,433)		(13,110)	(121,193)	(241,064)

* The CDI, IGP-M and TJLP indexes considered of 10.36%, 4.74% and 6%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(33) RELEVANT FACTS

33.1 EPASA

On December 28, 2009, the indirect subsidiary EPASA entered into a long term financing agreement with Banco do Nordeste S.A. (“BNB”) for an estimated amount of R$ 214 million, which will be used to purchase imported equipment relating to the project to build UTE Termoparaíba and UTE Termonordeste thermoelectric power plants, the first installment of which is scheduled for release in the first half of 2010. The main conditions of this loan are: i) 14 year term (with a 3 year grace period); ii) interest of 10% p.a., with a discount of 15% as a performance bonus, that is, it could reach 8.5% p.a.; and iii) during the grace period, the interest calculated is to be capitalized and paid monthly together with the principal after the end of the grace period.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

(34) SUBSEQUENT EVENTS

34.1 Tariff adjustment

On February 3, 2010, by Ratification Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, as shown in the following table:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista

Verified Revenue	221,437	88,633	56,218	91,434	101,099

Sector Charges	31,038	18,405	7,646	11,843	16,653
Purchase of Electric Energy	93,597	41,422	23,124	11,730	41,132
Energy Transmission	25,155	12,919	7,356	27,784	14,641

Parcel A	149,790	72,746	38,126	51,357	72,426
Parcel B	75,845	21,036	20,425	34,301	33,026

Income Required (Parc. A + B)	225,635	93,782	58,551	85,658	105,452

Financial Components	18,485	(609)	(102)	(5,903)	1,431

CVA	(1,851)	(299)	(154)	(2,534)	120
Overcontracting	(1,591)	(419)	(275)	(921)	(350)
Advances	23,504	124	374	1,223	1,644
Low Income Subsidy	2,478	91	262	234	277
Discounts on TUSD and Irrigation Subsidy	(315)	-	(101)	(115)	544
Connection and Frontier Charges	(154)	122	(49)	(178)	(112)
Recalculation of 2008 Tariff Review	(21)	(247)	(110)	(123)	137
CCEAR exposure	(279)	-	-	-	-
Other components	(3,286)	19	(49)	(3,489)	(829)

Financial Repositioning	1.90%	5.81%	4.15%	-6.32%	4.30%
Financial Components	8.19%	-0.65%	-0.17%	-6.89%	1.36%
Total Repositioning	10.09%	5.16%	3.98%	-13.21%	5.66%

X Factor	-2.15%	-0.34%	-2.33%	-1.12%	-1.30%

Effect perceived by consumers	-2.53%	3.67%	3.24%	-8.47%	4.94%

Ratification Resolution - ANEEL	935/2010	937/2010	936/2010	939/2010	933/2010

34.2 CERAN – Sale of Carbon Credits

On January 14, 2010, the indirect subsidiary CERAN and Electrabel NV/S.A., a holding of the GDF SUEZ group, signed a purchase and sales agreement for Emission Reduction Certificates (ERCs). The operation covers a total of 900 thousand ERCs of CO2 to be generated up to the end of 2012 by the 14 de Julho HEP, in accordance with annual proof of the reductions foreseen in the contract. The value of the transaction is approximately R$ 23 million.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

34.3 Addendum to the Concession Contracts of the Distributors of Electric Energy

On February 2, 2010, at an Ordinary Public Meeting, ANEEL approved a proposal for an addendum to the concession contracts of the distributors of electric energy. This addendum changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variation on Sectorial Charges from the calculation base when calculating the Annual Tariff Adjustment - IRT.

The managements of the Company and its distribution subsidiaries are in the process of analyzing the addendum, after which it will be submitted to the respective Boards of Directors for deliberation.

Even though the addendum has not yet been approved, the new methodology was applied in calculating the tariff adjustments made in February 2010, established preliminarily for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista. The remaining distribution subsidiaries will be affected at the time of each tariff adjustment.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

BOARD OF DIRECTORS

PEDRO PULLEN PARENTE
Chairman
RICARDO CARVALHO GIAMBRONI
Vice Chairman

ANA DOLORES MOURA CARNEIRO DE NOVAES	SUSANA HANNA TIPHAN JABRA
JOSÉ AYRES DE CAMPOS
FRANCISCO CAPRINO NETO	MILTON LUCIANO DOS SANTOS

EXECUTIVE BOARD

WILSON P. FERREIRA JUNIOR
Chief Executive Officer

JOSÉ MARCOS CHAVES DE MELO	HÉLIO VIANA PEREIRA
Vice-president of Administration	Vice-president of Distribution

PAULO CEZAR COELHO TAVARES	MIGUEL NORMANDO ABDALLA SAAD
Vice President of Energy Management	Vice President of Generation

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial Officer and Head of Investor Relations

ACCOUNTING DIVISION

ANTÔNIO CARLOS BASSALO	SÉRGIO LUIZ FELICE
Accounting Director	Accounting Manager
CRC 1SP085131/O-8	CRC 1SP192767/O-6

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report, the Financial Statements for Fiscal Year 2009, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated February 08, 2010, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, February 24, 2010.

DANIELA CORSI CARDOSO		ADALGISO FRAGOSO DE FARIA

WILTON DE MEDEIROS DAHER		JOSÉ REINALDO MAGALHÃES

DÉCIO MAGNO STOCHIERO

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Date: December 31, 2009

SUMMARY

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	HEAD OF INVESTOR RELATIONS	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	4
03	01	INCOME STATEMENT	6
04	01	CASH FLOW STATEMENTS	7
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2009 TO Dec 31, 2009	8
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2008 TO Dec 31, 2008	10
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2007 TO Dec 31, 2007	12
06		STATEMENTS OF ADDED VALUE	14
07	01	CONSOLIDATED BALANCE SHEET - ASSETS	15
07	02	CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	17
08	01	CONSOLIDATED INCOME STATEMENT	19
09	01	CONSOLIDATED CASH FLOW STATEMENTS	21
10	01	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2009 TO Dec 31, 2009	23
10	02	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2008 TO Dec 31, 2008	24
10	03	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2007 TO Dec 31, 2007	25
11		CONSOLIDATED STATEMENTS OF ADDED VALUE	26
12	01	INDEPENDENT AUDITORS’ REPORT	28
13	01	MANAGEMENT REPORT	30
14	01	NOTES TO THE FINANCIAL STATEMENTS	48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.